





Annual Report 2007



alanced Growth

1

2

3

SMSC is a global, fabless semiconductor company serving a diversified set
applications in the consumer electronics, automotive infotainment, computing a
industrial markets. The Company develops semi-custom and application spec
standard products that allow users to access or transfer their digital assets w
convenience and speed. SMSC has developed leadership positions in providi
analog/mixed-signal solutions to many of the world's leading OEMs and ODM
through products employing one or more of the following technologies: Ethern
ARCNET, MOST®, Hi-Speed USB or various analog sensors and transceive
Products include USB 2.0 hubs and mass storage devices, embedded controlle
and companion devices, Ethernet and embedded networking devices, networki
co-processors and in-vehicle network interface controllers optimized to deliv
high bandwidth entertainment and navigation content


RECD S.E.C.
JUN 1 1 2007
1086

Financial Highlights

21.8% Consistent Performance

Quarterly revenues expand at 21.8% compound annual growth rate for five years.

$370.6M

Fiscal 2007 revenues of $370.6 million with 10 consecutive quarters of profitability.

$1.16

Fiscal 2007 earnings per diluted share of $1.16.

$160M

SMSC ended fiscal 2007 with $160 million in cash/liquid investments.



To my fellow shareholders



Fiscal 2007 was another highly successful year for SMSC. The claim of having hit an inflection point in earnings growth potential, which I wrote about this time last year, has been validated. Significantly improved financial results show that our niche-oriented, proprietary products strategy is working. The investments we have made in new products and market positions are paying off. SMSC posted record semiconductor revenues for the fourth consecutive year and more than doubled earnings from the previous year.

Specifically, SMSC's total fiscal 2007 revenues were $370.6 million, an increase of more than 16% from last year's $319.1 million, significantly higher than the semiconductor industry growth rate in calendar year 2006. Our net income on a GAAP basis was up 125% to $27.0 million (or $1.16 per diluted share), and on a non-GAAP* basis was up 47% to $36.2 million (or $1.56 per diluted share). Our financial position remains strong with cash and equivalents of over $160 million and no debt.

SMSC's consistent execution, as the following graph shows, has produced above-industry revenue growth sustained now for over five years, yielding a compound annual growth rate of 21.8%. This performance is the direct result of substantial investments over that period, which created the leadership positions we hold.

(Left photo)

SMSC Headquarters
Hauppauge, New York

Fiscal Year Compound Annual Growth Rate: Sales and Revenues
(in millions)



$100
$80
$60
$40
$20
$0
CAGR
of 21.8%
Q402
Q103
Q203
Q303
Q403
Q104
Q204
Q304
Q404
Q105
Q205
Q305
Q405
Q106
Q206
Q306
Q406
Q107
Q207
Q307
Q407
$20.5M IP Payment

Meanwhile, we have also achieved the end-market diversity we sought, and the pie chart on the following page depicts this revenue distribution. As reported in our just-completed fourth quarter, each of our five vertical markets represented 15–25% of total sales. In our view, this represents near optimal balance.

SMSC's stronger profit profile has only just recently emerged. For the five years prior to fiscal 2006, we first restructured a previously loss-making company, and then built this balanced mix of leadership positions in select markets by re-investing most of our profits back into what were, effectively, internal "start-ups." Sales growth results have been clear for some time, but just last year SMSC hit an "inflection point" in earnings growth, and the market success of our investments started generating high returns.

We are focused on delivering further improvements in financial performance; we expect higher margins because of the value that SMSC's proprietary product portfolio and market position provide to our customers. We believe the strategy refinement we recently announced, which I will detail in a

Revenue Contributions
(Fourth Quarter Fiscal 2007)


Consumer Electronics
22%
Infotainment
18%
Mobile PC
25%
Desktop PC
15%
Industrial & Other
20%

"As reported in our just-completed fourth quarter, each of our five vertical markets represented 15–25% of total sales. In our view, this represents near optimal balance."

moment, puts us on a clear track to drive gross margins and profitability even higher in the future.

First, however, I will highlight a few key elements of our current position that serve as a solid foundation for this strategy shift. Each draws increasingly on the shared technical talents deployed across our served markets, and all have heavy reliance on proprietary software or analog/mixed-signal expertise.

The OASIS SiliconSystems acquisition of two years ago, now comprising our Automotive Infotainment products, has fully met our original objectives and has outstanding momentum. Last year, we said we were targeting one or two Asia design wins for the Media Oriented Systems Transport, or "MOST®" networking technology, which we anticipated car makers would launch in our fiscal 2008. In fact, we exceeded that objective with the recent announcement that four vehicle platforms are expected to launch this year from three different car makers, two of which are among the largest in Asia. With the penetration of the Asia market now in sight, we are more bullish than ever on the prospects for this unique and highly differentiated technology to spread around the globe.

In Consumer Electronics (CE), our fastest growing market, SMSC introduced a new line of network co-processors, based on its Ripstream™ technology. This is a network multimedia chip that combines the support of multiple high definition audio/video streams, with software protocol stack management and security. This technology represents a new level of technical engagement with the leaders in CE. Also, SMSC's USB and Ethernet products continue to proliferate into new and higher volume applications as the deployment of these technologies becomes increasingly ubiquitous.

In the PC market, our growth continues to be strongest in the mobile segment, where design demands and market growth are higher. Our business model has long been based on close collaboration with industry leaders, and this has naturally given us the opportunities to provide custom, sole source solutions that we can then adapt for new customers. The evolution of our PC business from commodity-based to proprietary analog/mixed-signal solutions is a prime example of SMSC's repositioning over the last several years.

So, what is this "strategy realignment" for fiscal 2008 all about? The focus is gross profit and operating margin improvement, with the following key drivers:

- First, nearly all products have more proprietary software, analog/mixed-signal content which tends to command better margins.
- Our overall product mix is shifting toward higher margin product lines.
- We have sufficient scale in each market and it now makes sense to deemphasize certain sub-markets that do not support our high margin strategy.
- This past year we invested about $12 million in new test platforms, which are now on-line and have greatly reduced our test costs. Our scale is also allowing us to drive better economies in our supply chain.
- The pace of operating expense growth can slow substantially now that many investments in global infrastructure are behind us.

This margin expansion initiative was announced at the end of the third quarter and early results have been excellent. For example, actual fourth quarter gross margins were more than three full percentage points higher than the previous quarter. And, more important, we expect that for the full year of fiscal 2008 gross margins will be significantly higher than in fiscal 2007.

Further, our objective is to drive non-GAAP operating margins in the range of 17–18% when we reach an annual run rate of $400 million. After that, our goal is to ensure that the operating leverage inherent in our business model will allow us to drive these margins even higher in the future.

At the time I am writing this, the semiconductor market is experiencing a slow-down, but is predicted to recover as we move through the year. This market factor, taken together with our strategic decision to eliminate certain low margin business, means that we do not currently expect sales to grow much, if at all, in fiscal 2008. Regardless, due to our margin expansion initiative, we do expect that non-GAAP operating margins and gross margins will expand meaningfully in fiscal 2008.

We are continuing to invest in new products and technologies that can drive further growth across all of our markets. Meanwhile, with two years of abnormally high capital expenditures behind us that are not expected to repeat, our free cash flow should also increase significantly.

SMSC's prosperity is due to an extraordinary mix of veteran and new talent. Please join me in thanking all of them for their creativity and devotion. We look forward to another exciting year in fiscal 2008.



Steven J. Bilodeau

Chairman of the Board, President and Chief Executive Officer

April 30, 2007

*A reconciliation of GAAP to non-GAAP financial measures appears on page 19.





Consumer Electronics & Infotainment


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2
3

USB Hubs and Card Readers
Physical Layer Transceivers (PHYs)
Non-PCI Ethernet
Network Co-Processors
MOST® NICs
MOST Multimedia Processors

Driving Innovation in New Products

SMSC's consistent growth over the last five years is a result of serving select markets with a strong technology position and an expanding product portfolio. Our products are designed to address varying operating systems, SoCs, and data interfaces. The application specific approach we take in our markets has opened the door to many cross-product/platform opportunities. This is most apparent in our business serving the Consumer Electronics & Infotainment markets, SMSC's fastest growing vertical.

Over the past five years, we've designed Hi-Speed USB solutions that have evolved from what was primarily a PC market application to one that serves a broad set of consumer applications. USB connections are present in almost all of our entertainment and storage devices today.

Increased Opportunity

SMSC has built a strong market position through our high value solutions-set and focus on product quality. We have one of the industry's broadest USB 2.0 product portfolios, led by our expertise in hub and PHY devices. Our leadership position has grown as a result of our expertise in perhaps the most difficult part of the USB design engineering process—the transceiver. This device acts as a bridge between the digital and analog parts of the system and allows for greater speed and flexibility—features that are especially important for content rich embedded applications. It is also the place where feature customization can be addressed. For instance, SMSC offers an extended temperature range in devices destined for the industrial and embedded markets. Our USB devices have been selected by many of the market's leading branded manufacturers and can be found in LCD monitors, set-top boxes, digital TVs, computers and printers. Our PHY portfolio also targets the mobile handset, portable navigation and portable media player markets. Our strong applications focus has also enabled us to successfully integrate our technologies into multiplexed solutions, such as combination hub and card reader devices. Not only can we deliver performance benefits, but also board space and cost reductions, helping our customers to better compete.

Ethernet is a high-throughput, ubiquitous networking technology, which has become an attractive solution for providing high-speed audio and video streaming in the home. SMSC designs non-PCI Ethernet and standalone PHY devices for the embedded and consumer electronics markets where performance and low power are critical requirements. Applications include set-top boxes, HDTVs, digital video recorders, home gateways, and more. SMSC has also unveiled its first network co-processor solutions which address both PCI and non-PCI


"Our products are designed to address varying operating systems, SoCs and data interfaces. The application specific approach we take in our markets has opened the door to many cross product/platform opportunities."

"The convergence of consumer data transport technologies is creating opportunities to bridge the benefits of our Ethernet, MOST and USB expertise. SMSC is one of the few companies with in-depth expertise in all of these fields, allowing it to leverage a combination of these connectivity technologies to address applications such as service bay diagnostics or portable consumer device connectivity in the car."

interfaces. These devices leverage SMSC's RipStream™ technology to support multiple high-definition audio/video streams, software protocol stack management and security. SMSC's multimedia co-processors reduce the burden on SoCs, providing ease of design, low development risk and reduction of overhead so designers can virtually "plug in" the system while still adopting key functionality such as encryption/decryption. These devices support the guidelines of the Digital Living Network Alliance™ (DLNA), an organization promoting the interoperable network of PC, consumer electronics and mobile devices.

The automotive infotainment market offers very attractive long-term growth opportunities to SMSC, particularly as more multimedia content is introduced in the car. As the number of these consumer devices increases, the need for the components to interact with each other becomes more important. Media Oriented Systems Transport (MOST®) technology is a networking standard that enables the seamless transport of digital audio, video and packet-based data, along with real-time control information, within the car. SMSC is the leading silicon provider of this IP and supports customers through their development cycles with MOST network management software and tools. SMSC's MOST-enabled intelligent network interface controllers (INICs) are being designed into automotive networks to transfer multimedia content among devices such as radios, navigation systems, digital video displays, microphones and CD-players quickly and without electrostatic disruption. With over 45 vehicle models on the road today representing millions of vehicles with tens of millions of nodes, MOST has been widely adopted in the automotive industry. While European car makers were the first to introduce MOST, it is expected to expand into other geographic areas such as Asia, and also into non-automotive markets that require a synchronous, high bandwidth network approach.





Mobile & Desktop PCs

| 1 | ② | 3 |

- Embedded Microcontrollers
- Mixed-signal Companion Devices
- USB Hubs and Card Readers
- Temperature Sensors
- System Controllers
- Super I/Os

Intelligent System Management

SMSC designs custom, feature-rich solutions for the mobile and desktop segments of the PC market. Our focus is on serving the part of the market, where value, differentiation and support for leading edge systems capabilities are the top requirements. We work closely with our customers to understand their system requirements and are adept at making quick-turn changes for these fluid product design cycles. We bring not only strong design expertise and service but also access to a unique intellectual property portfolio, which puts us in a better position to effectively and quickly solve customer challenges.


"SMSC's embedded controller solutions leverage microprocessing power, allowing for greater customization. Our array of analog/mixed-signal solutions can be provided as companion devices which provide platform differentiation through signal processing, fan control and temperature sensing, consumer infrared remote control and GPIO expansion."



Since our inception in this business, SMSC has helped its customers plan their product roadmaps, designing in a technological environment that is always changing. In the past year, SMSC's PC solution-set has taken yet another step in its evolution. A focus on the Company's mixed-signal and firmware, or embedded software, expertise is indicative of this technical advancement. SMSC's solutions are designed to deliver performance and time-to-market advantages for mobile and desktop (including media center) PCs.

SMSC's embedded controller solutions leverage microprocessing power, enabling the controller to be more nimble and allowing for greater customization. Since changes can be implemented more easily in firmware, SMSC can better adapt to customer's design changes throughout the design cycle. Many of SMSC's embedded controller devices also incorporate embedded flash, which provides the system designer with even more flexibility to make use of the same silicon in different platforms, utilizing firmware to enable different device and system features, as appropriate. This device reuse capability is unique to SMSC in the segment of the PC market we serve. Our array of analog/mixed-signal solutions can be provided as companion devices which provide platform differentiation through signal processing, fan control and temperature sensing, consumer infrared remote control and GPIO expansion, as well as the support of legacy functions. Legacy functionality has been predicted to be an obsolete element of our products for almost 5 years, but customer demands continue to require this support, and SMSC's experience in delivering



"We bring not only strong design expertise and service but also access to a unique intellectual property portfolio, which puts us in a better position to effectively and quickly solve customer challenges."

these capabilities provides our customers with a high degree of confidence that their platforms will be compatible when they use our devices.

In addition, SMSC addresses interface challenges that often arise from adding new functionality into the system through innovations in the bus interconnect functions that exist between our microcontrollers and other board functions. Today, SMSC ships in volume, devices which contain a new technology known as BC-Link™. BC-Link was defined by SMSC's architects to reduce the cost and pin count required to interconnect semiconductor devices. SMSC offers BC-Link under a royalty-free license to aid in the deployment of this solution. Current production implementations of this technology include its use for attaching companion devices as well as integrated peripherals for notebook computers.

In line with the PC market's progression, this segmented system approach is aimed at meeting customers' specific technical requirements, marking a change from a prior generation device integration strategy. This provides additional opportunities for SMSC to increase content and ASP per platform, while reducing the overall Bill of Material costs for our customers.



Industrial & Other

1 | 2 | ③

Non-PCI Ethernet
ARCNET and CircLink™
Server I/O
Embedded I/O
IP Revenue

Simple, High Throughput Connectivity

SMSC is a supplier of networking and Input/Output (I/O) solutions for the enterprise, industrial and general embedded markets. We have built deep relationships with our customers based on the quality and level of service we provide for their long product cycle designs. Our embedded Ethernet, ARCNET and CircLink™, Embedded I/O and Server I/O technologies are designed to match the right solution with the right application. We differentiate by offering specialized features, a wide variety of software/hardware support and access to worldwide distribution partners. By leveraging our computing market expertise, we can extract highly applicable feature advancements, such as power management, temperature sensing and system monitoring, and integrate them into these embedded solutions. As a result, our customers can deliver higher performance, more reliable systems with long product life cycles.

Having been selected as the solution of choice on many industrial reference designs, SMSC's products have met stringent performance and compatibility requirements. Today you can find our designs in rail systems, telecommunications equipment, embedded computing, building automation and on factory floors, among many other applications.

SMSC's embedded Ethernet products, which constitute the majority of our industrial market sales, are targeted for the non-PCI environment. They offer less complex, low-cost alternatives for quickly adding Ethernet connectivity to embedded systems. Customers in the industrial market often select Ethernet as the preferred network due to the performance benefits of a peer-to-peer architecture, interoperability and speed. With a wide range of integrated MAC/PHY controllers and standalone transceivers, software support and extended temperature range, we are able to serve a broad set of industrial and enterprise hardware applications, regardless of the operating system.

Our ARCNET and CircLink products are designed for networks requiring high throughput with very predictable networking behavior. These technologies are based on a token-passing protocol where packets of data must be passed from one network point to another. This ensures highly accurate, real-time data transfer without unpredictable delays. Customers get the benefit of plug-and-play design flexibility in a secure, closed network.

We also serve the general embedded market with I/O, USB and system monitoring solutions for non-PC or embedded computing platforms. Supporting parallel and serial interfaces, our products are designed into single board computers, industrial PCs, point-of-sale terminals, interactive kiosks and network gateway devices, among others. Often designed for small form factors, our solutions are aimed at reducing component count and system cost. SMSC also stays competitive in offering advanced packaging technologies, system health management, fan control and industrial temperature measurement capabilities.

We focus on bringing value and performance to markets that are underserved by the industry giants. Our commitment to addressing these long life cycle, lower volume applications has made us a valuable asset for our customers. As such, we enjoy a return that is measured by a growing, stable, attractive margin business.



"We differentiate by offering specialized features, a wide variety of software/hardware support and access to worldwide distribution partners."

Supplemental Reconciliation of GAAP Results to Non-GAAP Financial Measures

(In thousands, except per share amounts)

Twelve Months Ended February 28,	**2007**	2006
Income from operations—GAAP basis[a]	**$30,648**	$13,330
Non-GAAP adjustments:		
Stock-based compensation included in[b]:		
Costs of goods sold	**357**	630
Research and development	**3,249**	2,757
Selling, general and administrative	**3,288**	8,013
	6,894	11,400
FMV adjustment—OASIS opening inventory[c]	**—**	1,652
Amortization of intangible assets[d]	**6,364**	5,802
In-process research and development[e]	**—**	895
Income from operations—non-GAAP basis[f]	**$43,906**	$33,079
Net income—GAAP basis	**$27,015**	$12,030
Non-GAAP adjustments (as scheduled above)	**13,258**	19,749
Tax effect of non-GAAP adjustments[g]	**(4,065)**	(7,121)
Net income—non-GAAP basis	**$36,208**	$24,658
GAAP net income per share—diluted	**$ 1.16**	$ 0.55
Non-GAAP net income per share—diluted[h]	**$ 1.56**	$ 1.12

Management believes that non-GAAP financial measures assist it in evaluating operational trends, financial performance, and cash-generating capacity, and that these non-GAAP measures allow investors to evaluate SMSC's financial performance using some of the same measures as management. However, the non-GAAP financial measures should not be regarded as a replacement for corresponding, similarly captioned, GAAP measures.

[a] *8.3% and 4.2% of total sales and revenues, respectively.*

[b] *To eliminate compensation expense for Stock Appreciation Rights ("SARs") and stock options as recorded under GAAP applicable in each period presented. Cash paid in connection with exercises of SARs totaled $3.3 million in the twelve month period ended February 28, 2007. The Company does not include charges related to restricted stock awards in these non-GAAP adjustments, as they are issued primarily in connection with the Company's annual employee incentive compensation program.*

[c] *To eliminate the impact on Costs of goods sold of the write-up to fair value of inventory from the OASIS SiliconSystems Holding AG ("OASIS") acquisition, to the extent such inventory was sold in the twelve month period ended February 28, 2006.*

[d] *To eliminate the amortization of intangible assets acquired in the fiscal 2006 acquisition of OASIS and the fiscal 2003 acquisition of Gain Technology Corporation.*

[e] *To eliminate the charge for in-process research and development, expensed immediately upon completion of the OASIS acquisition on March 30, 2005.*

[f] *11.8% and 10.4% of total sales and revenues, respectively.*

[g] *To adjust the provision for income taxes related to the adjustments described in notes (b), (c), (d) and (e) above, based on applicable incremental tax rates.*

[h] *Computed using average number of GAAP-equivalent diluted shares outstanding for each period presented.*

Financial Review

The financial information included on pages 19–25 of this report has been derived from the Company's audited financial statements and accompanying notes, as filed with the U.S. Securities and Exchange Commission in its annual report on Form 10-K on April 30, 2007. Readers are encouraged to refer to the Company's Form 10-K for complete financial information and related disclosures.

Consolidated Balance Sheets

(In thousands, except per share data)

As of February 28,	2007	2006
Assets		
Current assets:		
Cash and cash equivalents	$ 36,255	$ 43,932
Short-term investments	123,768	111,101
Accounts receivable, net of allowance for doubtful accounts of $438 and $536, as of February 28, 2007 and 2006, respectively	40,662	39,802
Inventories	50,873	41,861
Deferred income taxes	19,312	17,457
Other current assets	8,751	5,651
Total current assets	279,621	259,804
Property, plant and equipment, net	58,020	38,140
Goodwill	98,259	94,606
Intangible assets, net	40,256	44,039
Deferred income taxes	7,094	8,307
Other assets	3,037	3,314
Total Assets	$486,287	$448,210
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 25,617	$ 27,220
Deferred income on shipments to distributors	12,752	13,205
Accrued consideration payable pursuant to business acquisition agreement	—	17,750
Accrued expenses, income taxes and other liabilities	29,026	28,919
Total Current Liabilities	67,395	87,094
Deferred income taxes	10,100	9,817
Other liabilities	16,850	17,330
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $0.10 par value, authorized 1,000 shares, none issued	—	—
Common stock, $0.10 par value, authorized 85,000 shares, issued 25,113 and 23,999 shares, and outstanding 22,868 and 22,007 shares, as of February 28, 2007 and 2006, respectively	2,511	2,400
Additional paid-in capital	276,701	250,792
Retained earnings	139,657	112,642
Treasury stock, 2,245 and 1,992 shares, as of February 28, 2007 and 2006, respectively, at cost	(32,038)	(25,961)
Deferred stock-based compensation	—	(3,953)
Accumulated other comprehensive income (loss)	5,111	(1,951)
Total Shareholders' Equity	391,942	333,969
Total Liabilities and Shareholders' Equity	$486,287	$448,210

Consolidated Statements of Operations

(In thousands, except per share data)

For the Fiscal Years Ended February 28,	**2007**	2006	2005
Product sales	**$359,010**	$308,345	$197,803
Intellectual property revenues	**11,584**	10,773	11,012
	370,594	319,118	208,815
Operating expenses (income):			
Costs of goods sold (exclusive of amortization shown below)	**193,497**	172,309	114,066
Research and development	**66,585**	58,274	42,988
Selling, general and administrative	**73,500**	68,508	48,759
Amortization of intangible assets	**6,364**	5,802	1,113
In-process research and development	**—**	895	—
Gains on real estate transactions	**—**	—	(1,017)
Settlement charge	**—**	—	6,000
Income (loss) from operations	**30,648**	13,330	(3,094)
Interest income	**4,695**	3,288	2,532
Interest expense	**(306)**	(56)	(134)
Other (expense) income	**240**	(20)	31
Income (loss) before income taxes	**35,277**	16,542	(665)
Provision for (benefit from) income taxes	**8,262**	4,512	(2,267)
Net income	**$ 27,015**	$ 12,030	$ 1,602
Basic net income per share	**$ 1.22**	$ 0.58	$ 0.09
Diluted net income per share	**$ 1.16**	$ 0.55	$ 0.08

Consolidated Statements of Cash Flows

(In thousands)

For the Fiscal Years Ended February 28,	2007	2006	2005
Cash flows from operating activities:			
Net income	$ 27,015	$ 12,030	$ 1,602
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	19,316	16,654	11,534
Tax benefits from employee stock plans	—	5,693	872
Excess tax benefits from stock-based compensation	(527)	—	—
In-process research and development charge	—	895	—
Stock-based compensation	5,530	13,079	1,130
Deferred income taxes	1,399	323	87
Gains on sales of investments and property	—	—	(1,017)
Non-cash asset impairments and write-offs	—	—	2,734
Other adjustments, net	—	(157)	(35)
Changes in operating assets and liabilities, net of business acquisition impact:			
Accounts receivable	(217)	(11,396)	(7,023)
Inventories	(8,520)	3,295	(10,056)
Accounts payable, accrued expenses and other liabilities	(4,629)	10,669	2,734
Deferred income	(452)	5,423	(35)
Income taxes payable	167	(4,439)	3,415
Other changes, net	(2,117)	1,363	(3,476)
Net cash provided by operating activities	36,965	53,432	3,536
Cash flows from investing activities:			
Capital expenditures	(26,995)	(23,750)	(8,432)
Acquisition of OASIS SiliconSystems Holding AG, net of cash acquired	(12,555)	(60,084)	—
Purchases of short-term and long-term investments	(592,107)	(581,659)	(434,355)
Sales and maturities of short-term and long-term investments	579,440	527,119	537,617
Sales of property, plant and equipment	265	22	1,670
Other	—	(154)	22
Net cash (used for) provided by investing activities	(51,952)	(138,506)	96,522
Cash flows from financing activities:			
Excess tax benefits from stock-based compensation	527	—	—
Proceeds from issuance of common stock	14,464	18,104	4,218
Purchases of treasury stock	(6,077)	(2,162)	(345)
Repayments of obligations under capital leases and notes payable	(1,522)	(1,955)	(2,144)
Net cash provided by financing activities	7,392	13,987	1,729
Effect of foreign exchange rate changes on cash and cash equivalents	(82)	(1,107)	289
Net (decrease) increase in cash and cash equivalents	(7,677)	(72,194)	102,076
Cash and cash equivalents at beginning of year	43,932	116,126	14,050
Cash and cash equivalents at end of year	$ 36,255	$ 43,932	$ 116,126

Selected Financial Data

(In thousands, except per share data)

As of February 28 or 29, and for the Fiscal Years Then Ended	2007	2006	2005	2004	2003
Operating Results					
Product sales	**$359,010**	$308,345	$197,803	$191,969	$154,244
Intellectual property revenues	**11,584**	10,773	11,012	23,904	1,273
Total sales and revenues	**370,594**	319,118	208,815	215,873	155,517
Costs of goods sold	**193,497**	172,309	114,066	106,236	86,093
Research and development	**66,585**	58,274	42,988	38,793	31,166
Selling, general and administrative	**73,500**	68,508	48,759	42,168	36,268
Amortization of intangible assets	**6,364**	5,802	1,113	1,311	1,167
In-process research and development	—	895	—	—	—
Gains on real estate transactions	—	—	(1,017)	(1,444)	—
Settlement charge	—	—	6,000	—	—
Restructuring costs	—	—	—	—	(247)
Operating income (loss)	**30,648**	13,330	(3,094)	28,809	1,070
Other income (expense), net	**4,629**	3,212	2,429	985	(14,446)
Income (loss) from continuing operations	**27,015**	12,030	1,602	21,542	(6,971)
Net loss from discontinued operations	—	—	—	(24)	(500)
Net income (loss)	**27,015**	12,030	1,602	21,518	(7,471)
Gain on redemption of preferred stock of subsidiary	—	—	—	6,685	—
Net income (loss) applicable to common shareholders	**$ 27,015**	$ 12,030	$ 1,602	$ 28,203	$ (7,471)
Diluted net income (loss) per share					
Income (loss) from continuing operations	**$ 1.16**	$ 0.55	$ 0.08	$ 1.17	$ (0.42)
Net income (loss)	**$ 1.16**	$ 0.55	$ 0.08	$ 1.16	$ (0.45)
Net income (loss) applicable to common shareholders	**$ 1.16**	$ 0.55	$ 0.08	$ 1.53	$ (0.45)
Diluted weighted average common shares outstanding	**23,259**	21,998	19,318	18,479	16,538
Balance Sheet and Other Data					
Cash and liquid investments	**$160,023**	$155,033	$172,645	$173,897	$112,897
Working capital	**$212,226**	$172,710	$214,655	$191,199	$145,639
Capital expenditures	**$ 26,995**	$ 23,750	$ 8,432	$ 10,380	$ 5,695
Depreciation and amortization	**$ 19,316**	$ 16,654	$ 11,534	$ 9,984	$ 9,809
Total assets	**$486,287**	$448,210	$319,259	$310,025	$252,607
Long-term obligations	**$ 16,850**	$ 17,330	$ 12,326	$ 12,104	$ 12,037
Shareholders' equity	**$391,942**	$333,969	$269,849	$262,102	$204,012
Book value per common share	**$ 17.14**	$ 15.18	$ 14.44	$ 14.27	$ 12.17

Quarterly Financial Data

(In thousands, except per share data. The sum of the income (loss) per share amounts may not total due to rounding.)

	Quarter Ended			
Fiscal 2007	**May 31**	**Aug. 31**	**Nov. 30**	**Feb. 28**
Sales and revenues	**$86,144**	**$96,663**	**$98,064**	**$89,723**
Income from operations	**10,690**	**7,412**	**5,814**	**6,732**
Net income	**8,633**	**5,727**	**4,819**	**7,836**
Basic net income per share	**$ 0.40**	**$ 0.26**	**$ 0.22**	**$ 0.35**
Diluted net income per share	**$ 0.37**	**$ 0.25**	**$ 0.21**	**$ 0.33**
Average shares outstanding:				
Basic	**21,824**	**21,904**	**22,133**	**22,500**
Diluted	**23,147**	**22,784**	**23,368**	**23,634**

Operating results include approximately $0.4 million in the second quarter of fiscal 2007 and $0.5 million in the fourth quarter of fiscal 2007 of expenses relating to prior periods for certain United States Customs related charges and employee benefits, respectively.

	Quarter Ended			
Fiscal 2006	May 31	Aug. 31	Nov. 30	Feb. 28
Sales and revenues	$68,807	$79,060	$86,623	$84,628
Income (loss) from operations	3,710	(108)	6,730	2,998
Net income	3,027	19	5,391	3,593
Basic net income per share	$ 0.15	$ —	$ 0.26	$ 0.17
Diluted net income per share	$ 0.15	$ —	$ 0.24	$ 0.15
Average shares outstanding:				
Basic	20,066	20,630	20,983	21,468
Diluted	20,476	21,611	22,543	23,304

Operating results include approximately $0.2 million in the fourth quarter of fiscal 2006 of expenses relating to prior periods for certain office lease expenses. In addition, operating results for fiscal 2006 include the operating results of OASIS SiliconSystems Holding AG subsequent to March 30, 2005.

Comparison of 5 Year Cumulative Total Return*

Among Standard Microsystems Corporation, the NASDAQ Composite Index and the Philadelphia Semiconductor Index



$200
150
100
50
0
2/02
2/03
2/04
2/05
2/06
2/07

Standard Microsystems Corporation
NASDAQ Composite
Philadelphia Semiconductor

**$100 invested on 2/28/02 in stock or index-including reinvestment of dividends. Fiscal year ending February 28 or 29.*

	2002	2003	2004	2005	2006	**2007**
Standard Microsystems Corporation	100.00	88.07	181.51	105.60	195.90	**172.11**
NASDAQ Composite	100.00	75.58	115.32	118.23	132.28	**141.66**
Philadelphia Semiconductor	100.00	56.57	97.02	83.59	89.71	**86.03**

Corporate Information

Board of Directors

[illegible]
Chairman of the Board,
President and Chief Executive Officer

[illegible]
Senior Vice President
SMSC (Retired)

[illegible]
President, Consumer Printer Division
Lexmark International (Retired)

Peter F. [illegible]
Corporate Director

James A. Donahue
President and Chief Executive Officer
Cohu, Inc.

[illegible]
Executive Vice President and Provost
Polytechnic University (Retired)

Senior Officers

[illegible]
Chairman of the Board,
President and Chief Executive Officer

[illegible]
Senior Vice President and
Chief Financial Officer

Aaron [illegible]
Senior Vice President of
Products & Technology

[illegible]
Vice President, Controller and
Chief Accounting Officer

Walter [illegible]
Vice President,
General Counsel and Secretary

[illegible]
Senior Vice President

Peter S. [illegible]
Vice President

Mitchell A. [illegible]
Vice President

Johnson [illegible]
Vice President

[illegible]
Vice President

[illegible]
President
SMSC Japan

*Executive Officer

Shareholder Information

[illegible]

80 Arkay Drive
Hauppauge, New York 11788
Telephone: 631-435-6000
Fax: 631-273-5550
Web Site: www.smsc.com

[illegible]

NASDAQ Stock Symbol: SMSC
During the fiscal year ended February 28, 2007, prices of the Company's common stock were:

High	*$33.93*
Low	*$20.36*
Closing	*$28.57*

[illegible]

The 2007 Annual Meeting of Shareholders will be held at 10:00 a.m., Tuesday, July 17, 2007 at The Hyatt Regency Wind Watch, 1717 Motor Parkway, Hauppauge, NY 11788.

[illegible]

A copy of Form 10-K filed with the Securities and Exchange Commission can be obtained upon request to Corporate Communications, SMSC, at the corporate headquarters address above.

[illegible]

Questions concerning stock transfer, lost certificates or other administrative matters should be directed to American Stock Transfer & Trust Company by calling 1-800-937-5449. If you change your address or wish to consolidate duplicate mailings, please contact American Stock Transfer & Trust Company at the address below or by e-mail at www.info@amstock.com.

[illegible]

American Stock Transfer &
Trust Company
59 Maiden Lane, Lobby Floor
New York, New York 10038
Attention: Shareholder Relations
Web Site: www.amstock.com

[illegible]

PricewaterhouseCoopers LLP
401 Broadhollow Road
Melville, New York 11747

[illegible]

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

Worldwide Presence

[illegible]

Hauppauge, New York
Austin, Texas
Phoenix, Arizona
Tucson, Arizona
San Jose, California

[illegible]

Karlsruhe, Germany
Munich, Germany
Gothenburg, Sweden

[illegible]

Beijing, China
Hong Kong, China
Shanghai, China
Shenzhen, China
Taipei, Taiwan
Seoul, Korea
Singapore

SMSC Japan

Tokyo, Japan
Osaka, Japan

Forward Looking Statements

Certain items referred to in this shareholder report are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those projected or forecasted. All forward-looking statements speak only as of the date hereof and are based upon the information available to SMSC at this time. Such statements are subject to change, and the Company does not undertake to update such statements, except to the extent required under applicable law and regulation. These and other risks and uncertainties, including potential liability resulting from pending or future litigation, are detailed from time to time in the Company's reports filed with the Securities and Exchange Commission (SEC). Investors are advised to read the Company's Annual Report on Form 10-K and quarterly reports on Form 10-Q filed with the SEC, particularly those sections entitled "Other Factors That May Affect Future Operating Results" or "Risk Factors" for a more complete discussion of these and other risks and uncertainties.


SMSC
SUCCESS BY DESIGN

80 Arkay Drive
Hauppauge, New York 11788
Phone: 631-435-6000
Fax: 631-273-5550
www.smsc.com

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



Form 10–K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended February 28, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number: 0–7422

STANDARD MICROSYSTEMS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**11–2234952**
(State of Incorporation)	*(I.R.S. Employer Identification Number)*
80 Arkay Drive Hauppauge, New York	**11788–3728**
(Address of principal executive offices)	*(Zip Code)*



Registrant's telephone number, including area code:
(631) 435–6000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.10 par value	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
Title of class

Preferred Stock Purchase Rights

Indicate by check mark if the registrant is a well–known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S–K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10–K or any amendment to this Form 10–K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non–accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b–2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non–accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b–2 of the Act). Yes ☐ No ☑

Aggregate market value of voting stock held by non–affiliates of the registrant as of August 31, 2006 $604,261,908

Number of shares of common stock outstanding as of March 31, 2007 22,869,318

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the 2007 Annual Meeting of Shareholders are incorporated by reference into Part II and Part III of this report on Form 10–K.

TABLE OF CONTENTS

PART I

Item 1. — *Business*

General Description of the Business

Standard Microsystems Corporation (the "Company" or "SMSC"), a Delaware corporation, founded in 1971 and headquartered in Hauppauge, New York, designs and sells a wide variety of silicon–based integrated circuits ("ICs") that incorporate digital or analog signal processing technologies, or both (referred to as "mixed–signal").

SMSC's integrated circuits and systems provide numerous signal processing attributes that are incorporated by its globally diverse customers into a range of end products in the consumer electronics and infotainment, mobile and desktop personal computer ("PC") and industrial and other markets.

SMSC's semiconductor products generally provide connectivity, networking, or embedded control solutions for a variety of high–speed communication, computing, consumer electronics, industrial control, or automotive infotainment applications. The market for these solutions is increasingly diverse, and the Company's technologies may be used in various combinations and in alternative applications.

SMSC has what is commonly referred to as a "fabless" business model, meaning that the Company does not own the manufacturing assets to make the silicon wafer based integrated circuits, but rather has these manufactured by other companies to its specifications and incorporating its designs.

SMSC's business is based on substantial intangible intellectual property assets consisting of patented technology and designs as well as know–how, extensive experience in integrating designs into systems, the ability to work closely with customers to solve technology application challenges, to develop products that satisfy market needs and the ability to efficiently manage its global network of suppliers. These attributes allow SMSC to provide technical performance, cost, and time–to–market advantages to its customers and to develop leadership positions in several technologies and markets.

SMSC is headquartered in Hauppauge, New York with operations in the United States, Taiwan, Japan, Korea, China, Singapore and Europe. Major engineering design centers are located in Arizona, New York, Texas and Karlsruhe, Germany. Refer to Part I — Item 1.A. — *Risk Factors* and Part II — Item 7.A. — *Quantitative and Qualitative Disclosures About Market Risk* for further discussion regarding risks associated with foreign operations.

Available Information

SMSC's Internet address is *www.smsc.com.* Through the Investor Relations section of our Internet website we make available, free of charge, our Annual Report on Form 10–K, Quarterly Reports on Form 10–Q, Current Reports on Form 8–K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 (the "Exchange Act"), as well as any filings made pursuant to Section 16 of the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Commission. Our Internet website and the information contained therein or incorporated therein are not incorporated into this Annual Report on Form 10–K.

You may also read and copy materials that we have filed with the U.S. Securities and Exchange Commission (the "SEC") at the SEC's Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Commission at 1–800–SEC–0330 for further information on the Public Reference Room. In addition, the Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically at *www.sec.gov* .

Principal Products of the Company

SMSC develops its products to serve applications in three principal vertical markets: Consumer Electronics & Infotainment; Mobile & Desktop PCs; and Industrial & Other. Each of the Company's products or technologies are sold into multiple end markets, and its product technologies, intellectual property and proprietary processes are increasingly being re–used and may be combined into new solutions that can be sold into these markets. All products are manufactured using industry standard processes and all are sold through a unified direct sales force that also manages global relationships with independent, third party sales representatives and distributors.

The flexibility of SMSC's products to address multiple end market applications and the convergence of technologies is creating new market opportunities. For example, computer makers are supplying devices that address entertainment needs, traditional manufacturers of consumer entertainment goods are addressing computing needs and automotive manufacturers and system integrators are seeking ways to deliver increasing multimedia content into the car. As a result of substantial investment in research and development over the past several years, the functionality of SMSC's products has been greatly enhanced, and the portfolio of products in connectivity and networking has broadened considerably, enabling increased presence in many other vertical applications using these technologies. This strategic thrust to link available technologies into new applications and invest in new technologies capable of serving different aspects of these converging markets is expected to result in increased product diversity.

Universal Serial Bus ("USB") is a technology that enables the transfer of data between devices or hosts. This technology can be adopted on computer motherboards, expansion circuit boards, peripheral devices, or in a large number of consumer, industrial and other applications. SMSC is regarded as an industry leader in providing semiconductors that incorporate the latest industry USB standard specification, referred to in the industry as USB 2.0 or "Hi–Speed USB". USB 2.0's high data transfer rate supports the high data bandwidth and speed requirements of emerging technologies, and because of its ease–of–use and broad and growing acceptance it has become the leading standard by which interoperability and connectivity is provided between diverse systems platforms such as consumer electronics, multimedia computing and mobile storage applications. Designers are attracted to USB 2.0's speed, "plug–and–play" features and its predictable software development requirements. The ubiquity of USB 2.0 silicon and software makes it a cost–effective choice for designers to add a high–speed serial data pipe for transferring media content.

SMSC's products are positioned in several areas within the USB connectivity market and include:

- USB 2.0 hub controllers, including solutions for 2–port, 3–port, 4–port, 7–port and combination hub/memory card reader designs.
- USB 2.0 flash memory card reader products, including controllers supporting Secure Digital (SD), MultiMediaCard™ (MMC), Memory Stick™ (MS), SmartMedia™ (SM), XD–Picture Card ™ (xD) and Compact Flash™ (CF) memory card families
- Standalone USB 2.0 physical layer transceiver ("PHY") products supporting industry standard interfaces, well suited for portable handheld electronics devices such as mobile phones, portable media players, set–top boxes and GPS navigation systems.

SMSC also has extensive expertise in embedded Ethernet products. Ethernet has emerged as a ubiquitous, versatile networking technology found in home, business and industrial environments. The Company's Ethernet products can be designed into applications that do not support Peripheral Component Interconnect ("PCI") interfaces. PCI is a high–speed connection technology common in computers, but is not typically found in consumer electronics and embedded industrial applications. Much of SMSC's networking growth is currently being derived from consumer electronics design wins, such as digital televisions, set–top boxes and digital video recorders that transfer multimedia content via Ethernet technology. These devices are increasingly adding networking capabilities to broaden their feature–sets and attractiveness to the end consumer. Also, in both business and industrial environments, such as office buildings, or factory floors, there continues to be a rapidly expanding demand for computers, machinery, appliances and other applications to be networked together.

SMSC also serves the embedded market with other networking technologies, such as ARCNET and CircLink™, an ARCNET derivative. By replacing traditionally slow, wire intensive, hard–to–use serial communications, these solutions allow designers to reduce wiring and microcontroller costs, and create a more flexible and modular systems architecture. These products target networking applications requiring a high level of predictable behavior, throughput, and ease of implementation such as telecom equipment, robotics, digital copiers and printers, and transportation systems.

SMSC's networking product line includes:

- 10 Mbps and 100 Mbps Ethernet controllers and transceivers targeting consumer electronics and industrial applications.
- Network multimedia co–processors supporting multiple high definition audio/video streams, software protocol stack management and security, through PCI or non–PCI interfaces.
- Embedded communications products for wireless base stations, copiers, building automation, robotics, gaming machines and industrial applications.

SMSC is a leading global supplier of embedded controller and integrated Input/Output ("I/O") products for computing applications supplied by major original equipment manufacturers ("OEMs"), original design manufacturers ("ODMs"), channel PC and motherboard manufacturers. The Company's embedded controller solutions offer programmable, mixed–signal features that allow for feature customization. SMSC also offers a set of companion chips which offer additional system features such as general purpose input/output ("GPIO") expansion, temperature and voltage sensing, fan control and consumer infrared remote control. The Company's broad product portfolio also provides a variety of integration choices for designers, with unique configurations of serial ports, parallel ports, keyboard controllers, infrared ports, GPIO pins, logic integration and power management.

SMSC's computing platform products also extend into the x86–based server market. Advanced I/O products for server applications build on SMSC's broad I/O and system management expertise and include timers, flash memory interfaces, thermal management and other server requirements.

The Company's computing product line includes:

- Mixed–signal embedded controllers.
- System controller I/O devices that integrate various analog capabilities such as temperature monitoring.
- Advanced I/O controllers.
- Analog devices addressing thermal management, hardware monitoring and voltage supervisory solutions for small form factor, high–heat systems such as PCs, servers and other embedded devices.
- x86–based server solutions offering timers, flash memory interfaces and thermal management capabilities.

SMSC is also a supplier of semiconductor products based on its market–leading Media Oriented Systems Transport ("MOST®") technology. MOST is a networking standard which enables the transport of high bandwidth digital audio, video and packet–based data, along with control information. MOST–enabled intelligent network interface controllers ("INICs") are being designed into automotive networks to transfer high performance multimedia content among devices such as radios, navigation systems, digital video displays, microphones and CD–players quickly and without electrostatic disruption. MOST has been adopted as a standard primarily within the European luxury automotive market, but SMSC has also begun to proliferate its INIC technology into lower end automobiles. It also believes it has the potential to expand its solutions into other geographic areas and into non–automotive markets. The Company also sells related system design and diagnostic tool products to customers who need to build or maintain MOST compliant systems. These products were added as a result of the acquisition of OASIS SiliconSystems Holding AG ("OASIS") on March 30, 2005, as further discussed below.

Seasonality

The Company's business historically has been subject to repeated seasonality, with the first and last quarters of each fiscal year tending to be weaker than the second and third. See Part I Item 1.A. — *Risk Factors — Seasonality of the Business*, for further discussion.

Competition

The Company competes in the semiconductor industry, servicing and providing solutions for various applications. Many of the Company's larger customers conduct business in the PC and related peripheral devices markets. Intense competition, rapid technological change, cyclical market patterns, price erosion and periods of mismatched supply and demand have historically characterized these industries. See Part I Item 1.A. — *Risk Factors*, for a more detailed discussion of these market characteristics and associated risks.

The Company faces competition from several large semiconductor manufacturers, some of which have greater size and financial resources than the Company. The Company's principal competitors in the computing market include eNe, Integrated Technology Express, Inc. ("ITE"), Renesas Technology ("Renesas") and Winbond Electronics Corporation. Principal competitors in SMSC's other markets include Cypress Semiconductor, Renesas, Davicom Semiconductor Inc, Genesys Logic, Inc, ASIX Electronics Corp, Realtek Semiconductor Corp., NXP Semiconductors, Alcor Micro Corp., and Micrel Semiconductor, Inc. As SMSC continues to broaden its product offerings, it will likely face new competitors. Many of the Company's potential competitors have greater financial resources and the ability to invest larger dollar amounts into research and development. Some have their own manufacturing facilities, which may give them a cost advantage on large volume products and increased certainty of supply.

The principal methods that the Company uses to compete include introducing innovative new products, providing superior product quality and customer service, adding new features to its products, improving product performance and reducing manufacturing costs. SMSC also cultivates strategic relationships with certain key customers who are technology leaders in its target markets, and who provide insight into market trends and opportunities for the Company to better support those customers' current and future needs.

The Company believes that it currently competes effectively in the areas discussed above to the extent they are within its control. However, given the pace at which change occurs in the semiconductor, personal computer, automotive and other high–technology industries, SMSC's current competitive capabilities are not a guarantee of future success. In addition, reductions in the growth rates of these industries, or other competitive developments, could adversely affect its future financial position, results of operations and cash flows.

Research and Development

The semiconductor industry and the individual markets that the Company currently serves are highly competitive, and the Company believes that continued investment in research and development ("R&D") is essential to maintaining and improving its competitive position. In fiscal years 2007, 2006 and 2005 the Company spent approximately $66.6 million, $58.3 million and $43.0 million, respectively, on R&D. SMSC has strategic relationships with many of its customers and tailors its solutions to these specific customers' needs. Serving a wide array of world class OEMs and ODMs, the Company's continued success will be based, among other things, on its ability to meet the individual needs of these customers and to help them speed their own products to market.

SMSC's R&D activities are performed by highly–skilled engineers and technicians, and are primarily directed towards the design of integrated circuits in both mainstream and emerging technologies, the development of software drivers, firmware and design tools and intellectual property ("IP"), as well as ongoing cost reductions and performance improvements in existing products.

Over the past several years, SMSC has evolved from an organization having strength solely in digital design, to one with broad engineering and design expertise in digital, analog and mixed–signal solutions. Electronic signals fall into one of two categories — analog or digital. Digital signals are used to represent the "ones" and "zeros" of binary arithmetic, and are either on or off. Analog, or linear, signals represent real–world phenomena, such as temperature, pressure, sound, speed and motion. These signals can be detected and measured using analog sensors, which represent real–world phenomena by generating varying voltages and currents. Mixed–signal products combine digital and analog circuitry into a single device. Mixed–signal solutions can significantly reduce board space by integrating system interfaces, reducing external component requirements and lowering power consumption, all of which reduce system costs. During fiscal 2007, mixed–signal products contributed nearly 83% of SMSC's unit sales.

SMSC employs engineers with a wide range of experience in software, digital, mixed–signal and analog circuit design, from experienced industry veterans to new engineers recently graduated from universities. Their activities are supported by high tech hardware, software and other product design tools procured from leading global suppliers. The Company's major engineering design centers are strategically located in New York, Texas, Arizona and Germany to take full advantage of the technological expertise found in each region, and to closely cater to its customer base.

Manufacturing

SMSC provides semiconductor products using a "fabless" manufacturing model, which is increasingly common in the semiconductor industry. Third party contract foundries and package assemblers are engaged to fabricate the Company's products onto silicon wafers, cut these wafers into die and assemble the die into finished packages. This strategy allows the Company to focus its resources on product design and development, marketing, test and quality assurance. It also reduces fixed costs and capital requirements and provides the Company access to the most advanced manufacturing capabilities. See Part I Item I.A. — *Risk Factors — Reliance upon Subcontract Manufacturing*, for further discussion. The Company also faces certain risks as a result of doing business in Asia, where many of the Company's subcontractors conduct business. See Part I Item I.A. — *Risk Factors — Business Concentration in Asia*, for further discussion.

The Company's primary wafer suppliers, and their headquarters locations, are currently Chartered Semiconductor Manufacturing, Ltd. in Singapore, Taiwan Semiconductor Manufacturing Company, Ltd. ("TSMC") in Taiwan and STMicroelectronics N.V. in Switzerland. The Company may negotiate additional foundry supply contracts and establish other sources of wafer supply for its products as such arrangements become useful or necessary, either economically or technologically.

Processed silicon wafers are shipped to various third party assembly suppliers, most of which are located in Asia, where they are separated into individual chips that are then encapsulated into plastic packages. This enables the Company to take advantage of these subcontractors' high volume manufacturing–related cost savings, speed and supply flexibility. It also provides SMSC with timely access to cost–effective advanced process and package technologies. The Company purchases most of its assembly services from Advanced Semiconductor Engineering, Inc., Amkor Technology, Inc., ChipMOS Technologies Ltd. and STATSChipPac, Ltd. See Part I Item 1.A. — *Risk Factors — Reliance upon Subcontract Manufacturing* and *Business Concentration in Asia* for further discussion.

Following assembly, each of the packaged units receives final testing, marking and inspection prior to shipment to customers. Final testing for a large portion of the Company's products is performed at SMSC's own testing operation in Hauppauge, New York. Final testing services of independent test suppliers, most of which occurs in Asia, are also utilized and afford the Company increasing flexibility to adjust to near–term fluctuations in product demand and corresponding production requirements.

Customers demand semiconductors of the highest quality and reliability for incorporation into their products. SMSC focuses on product reliability from the initial stages of the design cycle through each specific design process, including production test design. In addition, to further validate product performance across process variation and to ensure acceptable design margins, designs are typically subject to in–depth circuit simulation at temperature, voltage and processing extremes before initiating the manufacturing process. The Company prequalifies each of its assembly, test and wafer foundry subcontractors using a series of industry standard environmental product stress tests, as well as an audit and analysis of the subcontractor's quality system and manufacturing capability. Wafer foundry production and assembly services are monitored to ensure consistent overall quality, reliability and yield levels.

Sales, Marketing and Customer Service

The Company's primary sales and marketing strategy is to achieve design wins with technology leaders and channel customers in targeted markets through superior products, field applications and engineering support. Sales managers are dedicated to key OEM and ODM customers to achieve high levels of customer service and to promote close collaboration and communication. Supporting the success of its customers through technological excellence, innovation and overall product quality are centerpieces of SMSC's corporate strategy.

The Company also serves its customers with a worldwide network of field application engineers. These engineers assist customers in the selection and proper use of its products and are available to answer customer questions and resolve technical issues. The field application engineers are supported by factory application engineers, who work with both the customer's and the Company's factory design and product engineers to develop the requisite support tools and facilitate the introduction of new products.

The Company strives to make the "design–in" of its products as easy as possible for its customers. To facilitate this, SMSC offers a wide variety of support tools, including evaluation boards, sample firmware diagnostics programs, sample schematics and printed circuit board layout files, driver programs, data sheets, industry standard specifications and other documentation. These tools are readily available from the Company's sales offices and sales representatives. SMSC's home page on the World Wide Web (www.smsc.com) provides customers with immediate access to its latest product information. In addition, the Company maintains online tools resources so that registered customers can download these items as needed. Customers are also provided with reference platform designs for many of the Company's products, which enable easier and faster transitions from initial prototype designs through final production releases.

SMSC strategically markets and sells all of its products globally through a centrally managed sales network using various channels in multiple geographic regions. SMSC conducts sales activities in the United States via a direct sales force, electronics distributors and manufacturers' representatives. Two independent distributors are currently engaged to serve the majority of the North American market. Internationally, products are marketed and sold through regional sales offices located in Germany, Taiwan, China, Korea and Singapore as well as through a network of independent distributors and representatives. The Company serves the Japanese marketplace primarily through its Tokyo, Japan–based subsidiary, SMSC Japan.

Consistent with industry practice, most distributors have certain rights of return and price protection privileges on unsold products. Distributor contracts may be terminated by written notice by either party. The contracts specify the terms for the return of inventories. Shipments made by SMSC Japan to distributors in Japan are made under agreements that permit limited or no stock return or price protection privileges.

The Company generates a significant portion of its sales and revenues from international customers. While the demand for the Company's products is primarily driven by the worldwide demand for Consumer Electronics & Infotainment, Mobile & Desktop PC and Industrial & Other applications sold by U.S.–based suppliers, a significant portion of the Company's products are sold to manufacturing subcontractors of those U.S.–based suppliers, and to distributors who serve to feed the high technology manufacturing pipeline, located in Asia. The Company expects that international shipments, particularly to Asian–based customers, will continue to represent a significant portion of its sales and revenues. See Part I Item 1.A. — *Risk Factors — Business Concentration in Asia*, for further discussion.

Markets & Strategy

The Company designs products that address specific applications for end products sold in three primary "vertical" markets:

- Consumer Electronics & Infotainment
- Mobile & Desktop PCs
- Industrial & Other

Designs that serve the Consumer Electronics & Infotainment market primarily provide connectivity or networking functions that allow data transfer or content sharing in consumer or automotive products. For instance, the Company provides USB 2.0 hub, flash memory card reader and mass storage devices that may be embedded in LCD monitors, printers, set–top boxes, digital televisions or gaming products to transfer content at high speeds. SMSC's Ethernet networking products address system resource limitations and other challenges typical of embedded consumer electronics systems for applications such as digital televisions, DVD and hard disk drive–based video recorders and digital media servers and adapters. The Company also designs network multimedia co–processors supporting multiple high definition audio/video streams, software protocol stack management and security, through PCI or non–PCI interfaces. Lastly, SMSC's MOST technology enables the networking of infotainment systems in automobiles, such as a CD changer, radio, global positioning system, mobile telephone or a DVD player, by providing the means to distribute multimedia entertainment functions among various control devices in the car.

SMSC serves industry leading PC customers in the Mobile & Desktop PC market with embedded controller and integrated I/O devices, PC–based server devices, USB 2.0 hubs and analog solutions including fan control, temperature and voltage sensing and consumer infrared functionality. Applications include mobile and desktop computers, media center PCs and docking stations.

Customers in the Industrial & Other markets are primarily supported by the Company's products that serve long life cycle embedded systems and those that require highly accurate signal transfer or industrial–level temperature monitoring functionality. SMSC provides Ethernet, ARCNET, CircLink™ and Embedded I/O technology to address applications that include POS terminals, building and factory automation, security systems, industrial PCs, ATM machines and interactive kiosks.

The Company uses a highly integrated approach in developing its products, and discrete technologies developed by the Company are frequently integrated across many of its products and customer–specific applications. Further, the Company continuously explores and seeks opportunities to introduce new or existing products, either individually or in combination within systems and end products, for broader application within or across these "vertical" markets. Strategically, the Company believes that the integration of products and convergence of applications will be a continuing trend. The Company's ability to anticipate and capitalize on these trends will be essential to its long–term success, and hence will continue to be a prime consideration in resource allocation decisions and the internal evaluation of the Company's competitive and financial performance.

In executing this strategic approach, the Company is managed in a highly integrated manner, and internal resources are allocated and corresponding investments are made in a manner that the Company believes will maximize total returns from product sales both individually (with respect to individual products or product families) and in the aggregate (a "portfolio" approach). Such returns are measured at the "project" level. As used by the Company, the concept of "returns" encompasses both "turns" (i.e. pay–back multiple) and net present value metrics, as well as strategic considerations. Projects consist of either a single product offering (as would be the case for a new product launch) or a product family, consisting of multiple product variants stemming from an original design. Such variants can consist of relatively simple modifications to an original design, introduction of "next generation" capabilities and features and/or strategic integration(s) of new technologies into existing products.

Projected results for each project are evaluated independently for the impact on returns to SMSC as a whole, and the allocation of resources (particularly engineering and R&D investment) are based on the individual project economics. While the Company's internal resources may be augmented or tempered depending on the business environment, product pipeline and other factors, such decisions are predicated on expected overall project returns and the corresponding impact on consolidated financial performance.

Given the proliferation of customer demand for products based on convergent technologies, especially among the Company's current product offerings and core competencies, the opportunities to improve overall project/product returns with incremental investments are expected to increase. In addition, we believe that the continuous focus on such products and opportunities are strategic and key to the future success of the Company.

Acquisition of OASIS

On March 30, 2005, SMSC announced the acquisition of Karlsruhe, Germany–based OASIS, a leading provider of MOST technology, serving a top tier customer base of leading automakers and automotive suppliers. OASIS' infotainment networking technology has been widely adopted by many European luxury and mid–market car brands, including Audi, BMW, DaimlerChrysler, Land Rover, Porsche, Saab and Volvo.

The initial cost of the acquisition at March 30, 2005 was approximately $118.6 million, including approximately $79.5 million of cash, 2.1 million shares of SMSC common stock, valued at $35.8 million, and an estimated $3.3 million of direct acquisition costs, including legal, banking, accounting and valuation fees. Included with the net assets acquired from OASIS were approximately $22.4 million of cash and cash equivalents; therefore SMSC's initial net cash outlay for the transaction, including transaction costs, was approximately $60.4 million.

The terms of the agreement also provided the former OASIS shareholders the opportunity to earn up to $20 million of additional consideration, based upon achieving certain fiscal 2006 performance goals, the amount earned of which, if any, was indeterminable until February 28, 2006. Based upon fiscal 2006 performance and per the computation completed and submitted on April 28, 2006, the former OASIS shareholders earned approximately $16.4 million of additional consideration, consisting of approximately 0.2 million shares of SMSC common stock valued for accounting purposes as of May 9, 2006 at $4.0 million, and approximately $12.4 million of cash, all of which was paid during the first quarter of fiscal 2007. SMSC's existing cash balances were used to fund the cash portion of the additional consideration. The fair value of the shares tendered was approximately $1.4 million less at the settlement date than had been estimated as of February 28, 2006, resulting in a corresponding adjustment to goodwill in the first quarter of fiscal 2007.

Geographic Information

The information below summarizes sales and revenues to unaffiliated customers for fiscal 2007, 2006 and 2005 by geographic region:

	2007	2006	2005
		(In thousands)	
Taiwan	$ 132,972	$ 149,153	$ 94,599
Japan	70,720	54,293	42,073
China	52,136	14,423	13,793
Germany	46,717	35,124	4,508
United States	34,937	37,390	37,431
Other	33,112	28,735	16,411
	$ 370,594	$ 319,118	$ 208,815

It is expected that in future periods sales and revenues will increase at a more rapid rate in geographic regions outside of the United States.

The Company's long–lived assets include net property and equipment, goodwill and other intangible assets, deferred income taxes and various long–lived financial instruments. Net property, plant and equipment by geographic area is as follows:

As of February 28,	2007	2006
	(In thousands)	
United States	$ 56,854	$ 36,551
Germany	693	1,261
Japan and Other Asia Pacific	473	328
Total	$ 58,020	$ 38,140

Intellectual Property

The Company believes that intellectual property is a valuable asset that has been, and will continue to be, important to the Company's success. The Company has received numerous United States and foreign patents, or cross licenses to patents that relate to its technologies and additional patent applications are pending. The Company also has obtained certain domestic and international trademark registrations for its products and maintains certain details about its processes, products and strategies as trade secrets. It is the Company's policy to protect these assets through reasonable means. To protect these assets, the Company relies upon nondisclosure agreements, contractual provisions, patent, trademark, trade secret and copyright laws.

SMSC has patent cross–licensing agreements with more than thirty companies, including such semiconductor manufacturers as Intel Corporation, Micron Technology, Samsung Electronics Co., National Semiconductor

Corporation and Toshiba Corporation, providing access to approximately 45,000 U.S. patents. Almost all of the Company's cross–licensing agreements give SMSC the right to use patented intellectual property of the other companies royalty–free. SMSC also receives related payments from Intel. See Part IV Item 15(a) — *Financial Statements* — Note 9, for further discussion on the Company's agreement with Intel. In situations where the Company needs to acquire strategic intellectual property not covered by cross–licenses, the Company at times will seek to, and has entered into agreements to purchase or license, the required intellectual property.

Backlog and Customers

The Company's business is characterized by short–term order and shipment schedules, rather than long–term volume purchase contracts. The Company schedules production, the cycle for which is typically several months long, based generally upon a forecast of demand for its products, recognizing that subcontract manufacturers require long lead times to manufacture and deliver the Company's final products. The Company modifies and rebalances its production schedules to actual demand as required. Sales are made primarily pursuant to purchase orders generally requiring delivery within one month, and at times, several months. Typical of industry practice, orders placed with the Company may be canceled or rescheduled by the customer on short notice without significant penalty. In addition, incoming orders and resulting backlog can fluctuate considerably during periods of perceived or actual semiconductor supply shortages or overages. As a result, the Company's backlog may not be a reliable indicator of future sales and can fluctuate considerably.

From period to period, several key customers can account for a significant portion of the Company's sales and revenues. Sales and revenues from significant customers for fiscal 2007, 2006 and 2005, stated as percentages of total sales and revenues, are summarized as follows:

	2007	2006	2005
Customer A	*	*	13%
Customer B	*	*	11%
Customer C	*	*	13%
Customer D	*	11%	*
Customer E	*	10%	*
Customer F	*	15%	*
Subtotal of >10% customers	—	36%	37%

* Less than 10%

Although no single customer accounted for more than 10% of total sales and revenues for fiscal 2007, primarily due to overall business growth, the Company expects that a small number of larger customers will continue to account for a significant portion of its sales and revenues in fiscal 2008 and for the foreseeable future. The Company does not believe that the change in identity of the top customers from 2005–2007 represents a fundamental change in its business, rather the change in top customers is primarily due to certain end user customers changing the distributor from whom they purchase the Company's products, and in part, is due to changes in the Company's distributor relationships.

Employees

At February 28, 2007, the Company employed 856 individuals, including 175 in sales, marketing and customer support, 192 in manufacturing and manufacturing support, 341 in research and product development and 148 in administrative support and facility maintenance activities.

The Company's future success depends in large part on the continued service of key technical and management personnel and on its ability to continue to attract and retain qualified employees, particularly highly skilled design, product and test engineers involved in manufacturing existing products and the development of new products. The competition for such personnel is intense.

The Company has never had a work stoppage. None of SMSC's employees are represented by labor organizations, and the Company considers its employee relations to be positive.

Item 1.A. — *Risk Factors*

Readers of this Annual Report on Form 10–K ("Report") should carefully consider the risks described below, in addition to the other information contained in this Report and in the Company's other reports filed or furnished with the SEC, including the Company's prior and subsequent reports on Forms 10–Q and 8–K, in connection with any evaluation of the Company's financial position, results of operations and cash flows.

The risks and uncertainties described below are not the only ones facing the Company. Additional risks and uncertainties not presently known or those that are currently deemed immaterial may also affect the Company's operations. Any of the risks, uncertainties, events or circumstances described below could cause the Company's financial condition or results of operations to be adversely affected.

THE COMPANY COMPETES IN COMPETITIVE INDUSTRIES AND HAS EXPERIENCED SIGNIFICANT VOLATILITY IN ITS STOCK PRICE

The Semiconductor Industry — The Company competes in the semiconductor industry, which has historically been characterized by intense competition, rapid technological change, cyclical market patterns, price erosion, periods of mismatched supply and demand and high volatility of results. The semiconductor industry has experienced significant economic downturns at various times in the past, characterized by diminished product demand and accelerated erosion of selling prices. In addition, many of the Company's competitors in the semiconductor industry are larger and have significantly greater financial and other resources than the Company. General conditions in the semiconductor industry, and actions of specific competitors, could adversely affect the Company's results. In particular, the semiconductor industry has experienced a decline in growth in the latter half of calendar year 2006 and the early portion of calendar year 2007. The Company's business plans for fiscal year 2008 assume that conditions in the semiconductor industry will improve in the second half of calendar year 2007 and in calendar year 2008. The Company's results may be adversely affected if demand in the semiconductor industry does not improve as anticipated, or declines even further.

The semiconductor industry, including its supply chain, is maturing, and has been undergoing consolidation through mergers and acquisitions, and there have been a number of ownership changes through the purchase of previously public companies, in part due to an influx of capital led by private equity firms. As a result of this consolidation and the ownership changes, the Company may experience changes in its relationships in the supply chain and may have fewer sources of supply for wafer production, assembly services, or other products or services it needs to procure which could impair sourcing flexibility or increase costs. The Company may also face fewer and larger, more capable and better financed competitors. Consolidation and ownership changes within the semiconductor industry could adversely affect the Company's results.

The Personal Computer ("PC") Industry — Demand for many of the Company's products depends largely on sales of personal computers and peripheral devices. Reductions in the rate of growth of the PC market could adversely affect the Company's operating results. In addition, as a component supplier to PC manufacturers, the Company may experience greater demand fluctuation than its customers themselves experience.

The PC industry is characterized by ongoing product changes and improvements, much of which is driven by several large companies whose own business strategies play significant roles in determining PC architectures. Future shifts in PC architectures may not always be anticipated or be consistent with the Company's product design "roadmaps".

The Company has a business strategy that involves targeting sales to market leading companies. If the market performance of any of these companies declines materially, or if they order fewer products from the Company than forecasted, the Company's revenues and profitability could be adversely affected. These large companies also possess significant leverage in negotiating the terms and conditions of supply as a result of their market power. The Company may be forced in certain circumstances to accept potential liability exceeding the purchase price of the products sold by the Company, or various forms of potential consequential damages to avoid losing business to competitors. Such terms and conditions could adversely impact the revenues and margins earned by the Company.

The Company during fiscal year 2007 also adjusted its strategy to eliminate certain low margin products to try to improve its profitability. As a result, the Company's revenues will be smaller than if it had continued to sell these products, or successor products. The Company's results may be adversely affected if this strategy is not successful.

Volatility of Stock Price — The volatility of the semiconductor industry has also been reflected historically in the market price of the Company's common stock. The market price of the Company's common stock can fluctuate significantly on the basis of such factors as the Company's or its competitors' introductions of new products, quarterly fluctuations in the Company's financial results, announcements by the Company or its competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments; introduction of technologies or product enhancements that reduce the need for the Company's products; the loss of, or decrease in sales to, one or more key customers; a large sale of stock by a significant shareholder; dilution from the issuance of the Company's stock in connection with acquisitions; the addition or removal of our stock to or from a stock index fund; departures of key personnel; the required expensing of stock options or Stock Appreciation Rights ("SARs"); quarterly fluctuations in the Company's guidance or in the financial results of other semiconductor companies or personal computer companies; changes in the expectations of market analysts or investors, or in general conditions in the semiconductor industry or in the financial markets. In addition, stock markets in general have experienced extreme price and volume volatility in recent years. This volatility has often had a significant impact on the stock prices of high technology companies, at times for reasons that appear unrelated to business performance.

The volatility of the stock price itself can impact the Company's earnings because volatility is one measurement that is used in calculating the value of stock based compensation to employees. The value of such stock based compensation has been expensed for SMSC under the provisions of FAS 123(R)beginning in fiscal 2007.

THE COMPANY HAS LARGE CONCENTRATED CUSTOMERS AND MUST SATISFY DEMANDING PRICE, TECHNOLOGY AND QUALITY REQUIREMENTS

Product Development, Quality and Technological Change — The Company's growth is highly dependent upon the successful development and timely introduction of new products at competitive prices and performance levels, with acceptable margins. The success of new products depends on various factors, including timely completion of product development programs, the availability of third party intellectual property on reasonable terms and conditions, market acceptance of the Company's and its customers' new products, achieving acceptable yields, securing sufficient capacity at a reasonable cost for the Company's products and the Company's ability to offer these new products at competitive prices.

The Company's products are generally designed into its customers' products through a competitive process that evaluates the Company's product features, price, and many other considerations. In order to succeed in having the Company's products incorporated into new products being designed by its customers, the Company seeks to anticipate market trends and meet performance, quality and functionality requirements of such customers and seeks to successfully develop and manufacture products that adhere to these requirements. In addition, the Company is expected to meet the timing and price requirements of its customers and must make such products available in sufficient quantities. There can be no assurance that the Company will be able to identify market trends or new product opportunities, develop and market new products, achieve design wins or respond effectively to new technological changes or product announcements by others.

Although the Company has significant processes and procedures in place in an attempt to guarantee the quality of its products, there can also be no assurance that the Company will not suffer unexpected yield or quality issues that could materially affect its operating results. The Company's products are complex and may contain errors, particularly when first introduced or as new versions are released. The Company relies primarily on its in–house testing and quality personnel to design test operations and procedures to detect any errors prior to delivery of its products to its customers. Should problems occur in the operation or performance of the Company's ICs, it may experience delays in meeting key introduction dates or scheduled delivery dates to its customers. These errors also could cause the Company to incur significant re–engineering costs, divert the attention of its engineering personnel from its product development efforts and cause significant customer relations and business reputation problems. Furthermore, a supply interruption or quality issue could result in claims by customers for recalls or rework of finished goods containing components supplied by the Company. Such claims can far exceed the revenues received by the Company for the sale of such products. Although the Company attempts to mitigate such risks via insurance, contractual terms, and maintaining buffer stocks of inventory, there can be no assurance that the Company will not receive such claims in the future, or that the Company will be able to maintain its customers if it refuses to be responsible for some portion of these claims.

As part of its product development cycle, the Company often is required to make significant investments well before it can expect to receive revenue from those investments. For example, investments to produce semiconductors for automotive companies, even if successful, may not result in a product appearing in an automobile and associated revenue until several years later. The long lead–time between investment and revenue increases the risk associated with such investments. The Company's operating results may be adversely affected if the product development cycle is delayed, or if the Company chooses the wrong products to invest in, or if product development costs exceed budgets.

The Company's future growth will depend, among other things, upon its ability to continue to expand its product lines and products into new markets. To the extent that the Company attempts to compete in new markets, it may face competition from suppliers that have well–established market positions and products that have already been proven to be technologically and economically competitive. There can be no assurance that the Company will be successful in displacing these suppliers in the targeted applications.

Price Erosion — The semiconductor industry is characterized by intense competition. Historically, average selling prices in the semiconductor industry generally, and for the Company's products in particular, have declined significantly over the life of each product. While the Company expects to reduce the average prices of its products over time as it achieves manufacturing cost reductions, competitive and other pressures may require the reduction of selling prices more quickly than such cost reductions can be achieved. If not offset by reductions in manufacturing costs or by a shift in the mix of products sold toward higher–margin products, declines in the average selling prices could reduce profit margins.

Strategic Relationships with Customers — The Company's future success depends in significant part on strategic relationships with certain of its customers. If these relationships are not maintained, or if these customers develop their own solutions, adopt a competitor's solution, or choose to discontinue their relationships with SMSC, the Company's operating results could be adversely affected.

In the past, the Company has relied on its strategic relationships with certain customers who are technology leaders in its target markets. The Company intends to pursue and continue to form these strategic relationships in the future. These relationships often require the Company to develop new products that typically involve significant technological challenges. These customers frequently place considerable pressure on the Company to meet their tight development schedules. Accordingly, the Company may have to devote a substantial portion of its resources to these strategic relationships, which could detract from or delay completion of other important development projects.

Some of the Company's important end user customers are relying more heavily on original design manufacturers ("ODM's") to make decisions as to which components are incorporated into their products. The Company's results may be adversely affected if it fails to maintain effective relationships with these ODMs.

Customer Concentration and Shipments to Distributors — A limited number of customers account for a significant portion of the Company's sales and revenues. The Company's sales and revenues from any one customer can fluctuate from period to period depending upon market demand for that customer's products, the customer's inventory management of the Company's products and the overall financial condition of the customer. Loss of an important customer, or deteriorating results from an important customer, could adversely impact the Company's operating results.

A significant portion of the Company's product sales are made through distributors. The Company's distributors generally offer products of several different suppliers, including products that may be competitive with the Company's products. Accordingly, there is risk that these distributors may give higher priority to products of other suppliers, thus reducing their efforts to sell the Company's products. In addition, the Company's agreements with its distributors are generally terminable at the distributor's option. No assurance can be given that future sales by distributors will continue at current levels or that the Company will be able to retain its current distributors on acceptable terms. A reduction in sales efforts by one or more of the Company's current distributors or a termination of any distributor's relationship with the Company could have an adverse effect on the Company's operating results.

Customers may decide to significantly alter their purchasing patterns, because we do not have material long–term purchase contracts with our customers and substantially all of our sales are being made on a purchase order basis, which permits our customers to cancel, change or delay product purchase commitments with little or no notice to us and without penalty. Also, we do not generally obtain letters of credit or other security for payment from customers or distributors. Accordingly, we are not protected against accounts receivable default or bankruptcy by these entities. Our ten largest customers or distributors represent a substantial majority of our accounts receivable. If any such customer or distributor were to become insolvent or otherwise not satisfy their obligations to us, we could be materially harmed.

Sales and revenues and associated gross profit from shipments to the Company's distributors, other than to distributors in Japan, are deferred until the distributors resell the products. Shipments to distributors, other than to distributors in Japan, are made under agreements allowing price protection and limited rights to return unsold merchandise. The Company's revenue recognition is therefore highly dependent upon receiving pertinent, accurate and timely data from its distributors. Distributors routinely provide the Company with product, price, quantity and end customer data when products are resold, as well as report the quantities of the Company's products that are still in their inventories. In determining the appropriate amount of revenue to recognize, the Company uses this data and applies judgment in reconciling any differences between the distributors' reported inventories and shipment activities. Although this information is reviewed and verified for accuracy, any errors or omissions made by the Company's distributors and not detected by the Company, if material, could affect reported operating results.

Shipments to ODMs — As part of its strategy, the Company is attempting to sell more products directly to certain significant ODMs. Some of these ODMs previously purchased the Company's products through distributors. The Company is making this change because it believes it can better service its customers, and more efficiently manage its business, as a result. The Company's sales and margins may be adversely affected if the Company does not properly execute the transition from indirect to direct sales for the designated ODMs. It is also possible that the Company's sales via its distributors may suffer as a result of this strategy.

Seasonality of the Business — The Company's business historically has been subject to repeated seasonality, with the first and last quarters of each fiscal year tending to be weaker than the second and third quarters. The seasonality of the Company's business may adversely impact the Company's stock price and result in additional volatility in the business. Because the Company expects a certain degree of seasonality in its results, it may fail to recognize an actual downturn in its business, and continue to make investments or other business decisions that adversely affect its business in the future.

Credit Issues — The Company attempts to mitigate its credit risk by doing business only with creditworthy entities, and by managing the amount of credit extended to its customers. However, the Company may choose to extend credit to certain entities because it is necessary to support the requirements of an important customer or for other reasons. In the past the Company has had to take certain charges against earnings as a result of the inability of certain of its customers to pay for goods received. There can be no assurance that the Company will not incur similar charges in the future.

THE COMPANY'S 'FABLESS' BUSINESS MODEL IS HEAVILY CONCENTRATED IN ASIA, DEPENDENT ON A SMALL NUMBER OF WAFER AND ASSEMBLY COMPANIES WITH SIGNIFICANT LEVERAGE, AND REQUIRES THE COMPANY TO COMMIT TO CERTAIN QUANTITIES TO SECURE CAPACITY

Business Concentration in Asia — A significant number of the Company's foundries and subcontractors are located in Asia. Many of the Company's customers also manufacture in Asia or subcontract to Asian companies. A significant portion of the world's personal computer component and circuit board manufacturing, as well as personal computer assembly, occurs in Asia, and many of the Company's suppliers and customers are based in, or do significant business in, Taiwan. In addition, many companies are expanding their operations in Asia in an attempt to reduce their costs, and the Company is also exploring relationships with companies in Asia as part of its ongoing efforts to make its supply chain more efficient. This concentration of manufacturing and selling activity in Asia, and in Taiwan in particular, poses risks that could affect the supply and cost of the Company's products, including currency exchange rate fluctuations, economic and trade policies and the political environment in Taiwan, China and other Asian communities. For example, legislation in the United States restricting or adding tariffs to imported goods could adversely affect the Company's operating results.

The risk of earthquakes in Taiwan and the Pacific Rim region is significant due to the proximity of major earthquake fault lines in the area. We are not currently covered by insurance against business disruption caused by earthquakes as such insurance is not currently available on terms that we believe are commercially reasonable. Earthquakes, fire, flooding, lack of water or other natural disasters in Taiwan or the Pacific Rim region, or an epidemic, political unrest, war, labor strike or work stoppage in countries where our semiconductor manufacturers, assemblers and test subcontractors are located, likely would result in the disruption of our foundry, assembly or test capacity. There can be no assurance that alternate capacity could be obtained on commercially reasonable terms, if at all.

Reliance upon Subcontract Manufacturing — The vast majority of the Company's products are manufactured and assembled by independent foundries and subcontract manufacturers under a "fabless" model. This reliance upon foundries and subcontractors involves certain risks, including potential lack of manufacturing availability, reduced control over delivery schedules, the availability of advanced process technologies, changes in manufacturing yields and potential cost fluctuations. During downturns in the semiconductor economic cycle, reduction in overall demand for semiconductor products could financially stress certain of the Company's subcontractors. If the financial resources of such independent subcontractors are stressed, the Company may experience future product shortages, quality assurance problems, increased manufacturing costs or other supply chain disruptions.

During upturns in the semiconductor cycle, it is not always possible to adequately respond to unexpected increases in customer demand due to capacity constraints. The Company may be unable to obtain adequate foundry, assembly or test capacity from third–party subcontractors to meet customers' delivery requirements even if the Company adequately forecasts customer demand. The Company typically does not have supply contracts with its third–party vendors that obligate the vendor to perform services and supply products for a specific period, in specific quantities, and at specific prices. The Company's third–party foundry, assembly and test subcontractors typically do not guarantee that adequate capacity will be available within the time required to meet customer demand for products. In the event that these vendors fail to meet required demand for whatever reason, the Company expects that it would take up to twelve months to transition performance of these services to new providers. Such a transition may also require qualification of the new providers by the Company's customers or their end customers.

In the past, the Company received several unexpected price increases from several entities that assemble or package products. In the past there have been periods of shortage of capacity among companies that supply assembly services. Although the Company resists attempts by suppliers to increase prices, there can be no assurance that the Company's margins will not be impacted in fiscal year 2008 or other future periods as a result of a shortage of capacity or price increases in assembly or other services. Because at various times the capacity of either wafer producers or assemblers can been limited, the Company may be unable to satisfy the demand of its customers, or may have to accept price increases or other compensation arrangements that increase its operating expenses and erode its margins.

Forecasts of Product Demand — The Company generally must order inventory to be built by its foundries and subcontract manufacturers well in advance of product shipments. Production is often based upon either internal or customer–supplied forecasts of demand, which can be highly unpredictable and subject to substantial fluctuations. Because of the volatility in the Company's markets, there is risk that the Company may forecast incorrectly and produce excess or insufficient inventories. This inventory risk is increased by the trend for customers to place orders with shorter lead times and the customers' ability to cancel or reschedule existing orders. In addition, the Company is sometimes the only supplier of a particular part to a customer. The value of the product line using the Company's product may far exceed the value of the particular product sold by the Company to its customer. The Company may be forced to carry additional inventory of certain products to insure that its customers avoid production interruptions and to avoid claims being made by its customers for supply shortages.

Prior to purchasing the Company's products, customers require that products undergo an extensive qualification process, which involves testing of the products in the customer's system as well as rigorous reliability testing. This qualification process may continue for six months or longer. However, qualification of a product by a customer does not ensure any sales of the product to that customer. Even after successful qualification and sales of a product to a customer, a subsequent revision to the integrated circuit or software, changes in the integrated circuit's manufacturing process or the selection of a new supplier by us may require a new qualification process, which may result in delays and in us holding excess or obsolete inventory. After products are qualified, it can take an additional six months or more before the customer commences volume production of components or devices that incorporate these products. Despite these uncertainties, the Company devotes substantial resources, including design, engineering, sales, marketing and management efforts, toward qualifying its products with customers in anticipation of sales. If the Company is unsuccessful or delayed in qualifying any products with a customer, such failure or delay would preclude or delay sales of such product to the customer, which may impede the Company's growth and cause its business to suffer.

The Company also invested in fiscal year 2007 in new test equipment to reduce costs. If volumes are insufficient to utilize this new test capacity, then costs may be higher than planned. As a result, the Company could be less competitive than anticipated, which could adversely affect return on investment and profitability.

THE COMPANY'S SUCCESS DEPENDS ON THE EFFECTIVENESS OF ITS ACQUISITIONS, RETAINING AND INTEGRATING KEY PERSONNEL, AND MANAGING INTELLECTUAL PROPERTY RISKS

Strategic Business Acquisitions — The Company has made strategic acquisitions of complementary businesses, products and technologies in the past, including the OASIS acquisition in 2005, and may continue to pursue such acquisitions in the future as business conditions warrant. Business acquisitions can involve numerous risks, including: unanticipated costs and expenses; risks associated with entering new markets in which the Company has little or no prior experience; diversion of management's attention from its existing businesses; potential loss of key employees, particularly those of the acquired business; differences between the culture of the acquired company and the Company, difficulties in integrating the new business into the Company's existing businesses, potential dilution of future earnings; and future impairment and write–offs of purchased goodwill, other intangible assets and fixed assets due to unforeseen events and circumstances. Although the Company believes it has managed the OASIS acquisition well to date, there is no guarantee that the OASIS or other acquisitions in the future will produce the benefits intended. Future acquisitions also could cause the Company to incur debt or contingent liabilities or cause the Company to issue equity securities that could negatively impact the ownership percentages of existing shareholders.

Protection of Intellectual Property — The Company has historically devoted significant resources to research and development activities and believes that the intellectual property derived from such research and development is a valuable asset that has been, and will continue to be, important to the Company's success. The Company relies upon nondisclosure agreements, contractual provisions and patent and copyright laws to protect its proprietary rights. No assurance can be given that the steps taken by the Company will adequately protect its proprietary rights. During its history, the Company has executed patent cross–licensing agreements with many of the world's largest semiconductor suppliers, under which the Company receives and conveys various intellectual property rights. Many of these agreements are still effective. The Company could be adversely affected should circumstances arise that results in the early termination of these agreements. In addition, the Company also frequently licenses intellectual property from third parties to meet specific needs as it develops its product portfolio. The Company's competitive position and its results could be adversely affected if it is unable to license desired intellectual property at all, or on commercially reasonable terms.

Infringement and Other Claims — Companies in the semiconductor industry often aggressively protect and pursue their intellectual property rights. From time to time, the Company has received, and expects to continue to receive notices claiming that the Company has infringed upon or misused other parties' proprietary rights, or claims from its customers for indemnification for intellectual property matters. The Company has also in the past received, and may again in the future receive, notices of claims related to business transactions conducted with third parties, including asset sales and other divestitures.

If it is determined that the Company's or its customer's products or processes were to infringe on other parties' intellectual property rights, a court might enjoin the Company or its customer from further manufacture and/or sale of the affected products. The Company would then need to obtain a license from the holders of the rights and/or reengineer its products or processes in such a way as to avoid the alleged infringement. There can be no assurance that the Company would be able to obtain any necessary license on commercially reasonable terms acceptable to the Company or that the Company would be able to reengineer its products or processes to avoid infringement. An adverse result in litigation arising from such a claim could involve the assessment of a substantial monetary award for damages related to past product sales that could have a material adverse effect on the Company's result of operations and financial condition. In addition, even if claims against the Company are not valid or successfully asserted, defense against the claims could result in significant costs and a diversion of management and resources. The Company might also be forced to settle such a claim even if not valid as a result of pressure from its customers, because of the expense of defense, or because the risk of contesting such a claim is simply too great. Such settlements could adversely affect the Company's profitability.

Dependence on Key Personnel — The success of the Company is dependent in large part on the continued service of its key management, engineering, marketing, sales and support employees. Competition for qualified personnel is intense in the semiconductor industry, and the loss of current key employees, or the inability of the Company to attract other qualified personnel, including the inability to offer competitive stock–based and other compensation, could hinder the Company's product development and ability to manufacture, market and sell its products. We believe that our future success will be dependent on retaining the services of our key personnel, developing their successors and certain internal processes to reduce our reliance on specific individuals, and on properly managing the transition of key roles when they occur.

THE COMPANY'S RESULTS COULD BE ADVERSELY AFFECTED FROM FAILURE TO COMPLY WITH LEGAL AND REGULATORY REQUIREMENTS

Internal Controls Over Financial Reporting — Section 404 of the Sarbanes–Oxley Act of 2002 requires the Company to evaluate the effectiveness of its system of internal controls over financial reporting as of the end of each fiscal year, beginning with fiscal 2005, and to include a report by management assessing the effectiveness of its system of internal controls over financial reporting within its annual report. Section 404 also requires the Company's independent registered public accounting firm to attest to, and report on, management's assessment of the Company's system of internal controls over financial reporting.

The Company's management does not expect that its system of internal controls over financial reporting will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must recognize that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, involving the Company have been, or will be, detected. These inherent limitations include faulty judgments in decision–making and breakdowns that may occur because of simple error or mistake. Controls can also be circumvented by individual acts, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and the Company cannot provide assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. In addition, because of the Company's revenue recognition policies, the accuracy of the Company's financial statements is dependent on data received from third party distributors (refer to Part I Item 7. — *Management's Discussion and Analysis of Financial Condition and Results of Operations*, for further discussion). Because of the inherent limitations in a cost–effective control system, misstatements due to error or fraud may occur and not be detected.

Although the Company's management has concluded that its system of internal controls over financial reporting was effective as of February 28, 2007, there can be no assurance that the Company or its independent registered public accounting firm will not identify a material weakness in the system of internal controls over financial reporting in the future. A material weakness in the Company's system of internal controls over financial reporting would require management and the Company's independent registered public accounting firm to evaluate the Company's system of internal controls as ineffective. This in turn could lead to a loss of public confidence, which could adversely affect the Company's business and the price of its common stock.

Corporate Governance — In recent years, the NASDAQ Global Select Market, on which the Company's common stock is listed, has adopted comprehensive rules and regulations relating to corporate governance. These laws, rules and regulations have increased, and may continue to increase, the scope, complexity and cost of the Company's corporate governance, reporting and disclosure practices. Failure to comply with these rules and regulations could adversely affect the Company, and in a worst case, result in the delisting of its stock. As a result of these rules, the Company's board members, Chief Executive Officer, Chief Financial Officer and other corporate officers could also face increased risks of personal liability in connection with the performance of their duties. As a result, the Company may have difficulty attracting and retaining qualified board members and officers, which would adversely affect its business. Further, these developments could affect the Company's ability to secure desired levels of directors' and officers' liability insurance, requiring the Company to accept reduced insurance coverage or to incur substantially higher costs to obtain coverage.

Changes in Accounting for Equity Compensation — The Company has historically used stock options and SARs as a key component of employee compensation in order to align employees' interests with the interests of its stockholders, encourage employee retention, and provide competitive compensation packages. The Financial Accounting Standards Board ("FASB") recently adopted changes to generally accepted accounting principles known as Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-Based Payment (revised 2004)* ("SFAS 123(R)") requiring a charge to earnings for employee stock option grants and other equity incentives which became effective beginning in the first quarter of fiscal 2007. To the extent that this or other new regulations make it more difficult or expensive to grant options to employees, the Company may consider changes to its equity compensation strategy. To the extent that such changes might limit the Company's use of equity-based compensation, it might become more difficult to attract, retain and motivate employees. Any of these results could materially and adversely affect the Company's business.

Environmental Regulation — Environmental regulations and standards are established worldwide to control discharges, emissions, and solid wastes from manufacturing processes. Within the United States, federal, state and local agencies establish these regulations. Outside of the United States, individual countries and local governments establish their own individual standards. The Company believes that its activities conform to present environmental regulations and historically the effects of this compliance have not had a material effect on the Company's capital expenditures, operating results, or competitive position. Future environmental compliance requirements, as well as amendments to or the adoption of new environmental regulations or the occurrence of an unforeseen circumstance could subject the Company to fines or require the Company to acquire expensive remediation equipment or to incur other expenses to comply with environmental regulations.

Item 1.B. — *Unresolved Staff Comments*

The Company has received no written comments from the SEC staff regarding its periodic or current reports as filed under the Securities Exchange Act of 1934, nor on any filings made pursuant to the Securities Act of 1933, that remain unaddressed or unresolved as of the filing date of this Report.

Item 2. — *Properties*

SMSC's headquarters facility is located in Hauppauge, New York, where it owns a 200,000 square foot building and conducts research, development, product testing, warehousing, shipping, marketing, selling and administrative activities.

During the first quarter of fiscal 2007, the Company completed the expansion of its owned Hauppauge, New York facility, previously comprising 80,000 square feet, to approximately 200,000 square feet (the entirety of that facility). During fiscal 2006, the Company leased a separate 50,000 square foot facility located in Hauppauge, New York until May 31, 2006, shortly after the owned facility was completed and operations were consolidated. The final cost of this expansion was $24.4 million.

In addition, the Company maintains offices in leased facilities as follows:

Location	Activities	Approximate Square Footage	Lease Expiration
Munich, Germany	Sales	2,400	May 2007
Lake Oswego, Oregon	Sales	400	January 2008
Shenzhen, China	Sales	1,070	June 2008
Durham, North Carolina	Sales	200	March 2008
Tokyo, Japan	Marketing, Engineering, Logistics & Sales	9,000	September 2008
Taipei, Taiwan, Republic of China	Marketing, Logistics & Sales	5,900	February 2009
Singapore	Sales	200	October 2007
Seoul, South Korea	Sales	2,500	November 2007
Gothenburg, Sweden	Marketing & Engineering	2,000	February 2008
Osaka-Shi Osaka, Japan	Sales	560	July 2008
Hong Kong, China	Sales	480	April 2008
San Jose, California	Marketing & Sales	9,400	May 2008
Austin, Texas	Marketing, Engineering & Sales	16,200	August 2008
Phoenix, Arizona	Marketing & Engineering	12,100	August 2008
Shanghai, China	Sales	3,700	July 2009
Austin, Texas	Marketing, Engineering & Sales	27,000	December 2009
Tucson, Arizona	Marketing, Engineering & Sales	29,000	March 2010
Karlsruhe, Germany	Marketing, Engineering, Logistics & Sales	38,700	February 2011

The Company believes that all of its facilities are in good condition, adequate for intended use and sufficient for its immediate needs. The Company currently expects to renew all existing leases expiring in fiscal 2008, however, it is not certain whether the Company will negotiate new leases on its other facilities as such leases expire. Such determinations will be made as existing leases approach expiration and will be based on an assessment of requirements and market conditions at that time. Further, management believes that additional space can be obtained, if necessary, based on prior experience and current and expected real estate market conditions.

Item 3. — *Legal Proceedings*

From time to time as a normal consequence of doing business, various claims and litigation may be asserted or commenced against the Company. In particular, the Company in the ordinary course of business may receive claims that its products infringe the intellectual property of third parties, or that customers have suffered damage as a result of defective products allegedly supplied by the Company. Due to uncertainties inherent in litigation and other claims, the Company can give no assurance that it will prevail in any such matters, which could subject the Company to significant liability for damages and/or invalidate its proprietary rights. Any lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management's time and attention, and an adverse outcome of any significant matter could have a material adverse effect on the Company's consolidated results of operations or cash flows in the quarter or annual period in which one or more of these matters are resolved. The Company believes that at this time there is no pending or threatened litigation that is likely to have a material adverse effect on the Company.

On September 6, 2006, Mr. Peter Dicks, a Director of the Company was detained by New York State authorities pursuant to an outstanding warrant from the Louisiana State Police Gaming Enforcement Division. The warrant charged Mr. Dicks with gambling by computer, a felony under Louisiana state law. The warrant was unrelated to any activities of the Company and arose from Mr. Dicks' role as non-executive chairman of Sportingbet PLC, a publicly traded United Kingdom based internet gaming company. Mr. Dicks resigned as non-executive chairman of Sportingbet PLC on September 14, 2006. On September 28, 2006 a New York state court declined to extradite Mr. Dicks to Louisiana as New York State Governor George Pataki declined to sign a warrant ordering the extradition. The Company has been informed that this matter has now been resolved and that all charges against Mr. Dicks by the State of Louisiana have been dropped. The Company does not expect this matter to affect its results of operations.

Item 4. — *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year ended February 28, 2007.

PART II

Item 5. — *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information and Holders

The Company's common stock is traded in the over-the-counter market under the NASDAQ symbol SMSC. Trading is reported in the NASDAQ Global Select Market. There were approximately 1,035 holders of record of the Company's common stock at February 28, 2007.

The following table sets forth the high and low trading prices, for the periods indicated, for SMSC's common stock as reported by the NASDAQ Global Select Market:

	Fiscal 2007		Fiscal 2006	
	High	Low	High	Low
First Quarter	$33.93	$20.41	$18.18	$13.39
Second Quarter	28.19	20.36	26.13	16.07
Third Quarter	33.00	27.35	31.41	23.65
Fourth Quarter	32.32	26.95	34.97	27.50

Dividend Policy

The present policy of the Company is to retain earnings to provide funds for the operation and expansion of its business. The Company has never paid a cash dividend and does not currently expect to pay cash dividends in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

The information under the caption "Equity Compensation Plan Information," appearing in the 2007 Proxy Statement related to the 2007 Annual Meeting of Stockholders (the 2007 Proxy Statement), is hereby incorporated by reference. For additional information on the Company's stock-based compensation plans, refer to Part IV Item 15(a) — *Financial Statements* — Note 12.

Common Stock Repurchase Program

In October 1998, the Company's Board of Directors approved a common stock repurchase program, allowing the Company to repurchase up to one million shares of its common stock on the open market or in private transactions. In July 2000, the authorization was expanded from one million shares to two million shares and in July 2002 the authorization was expanded from two million shares to three million shares. As of February 28, 2007, the Company has repurchased approximately 2.2 million shares of its common stock at a cost of $32.0 million under this program, including 253,300 shares repurchased at a cost of $6.1 million in fiscal 2007, and 150,200 shares repurchased at a cost of $2.2 million in fiscal 2006. No purchases were made during the fourth quarter of fiscal 2007.

Stock Performance Graph

The line graph below compares the cumulative total stockholder return on our common stock with the cumulative total return of the NASDAQ Composite Index and the Philadelphia Semiconductor Index for the five fiscal years ended February 28, 2007. The graph and table assume that $100 was invested on February 28, 2002 (the last day of trading for the fiscal year ended February 28, 2002) in each of our common stock, the NASDAQ Composite Index and the Philadelphia Semiconductor Index, and that all dividends were reinvested.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Standard Microsystems Corporation, The NASDAQ Composite Index And The Philadelphia Semiconductor Index



DOLLARS
300
250
200
150
100
50
0
Standard Microsystems Corporation
NASDAQ Composite
Philadelphia Semiconductor
2002
2003
2004
2005
2006
2007

* $100 invested on 2/28/02 in stock or index-including reinvestment of dividends.
Fiscal year ending February 28 or 29.

	2002	2003	2004	2005	2006	2007
Standard Microsystems Corporation	100.00	88.07	181.51	105.60	195.90	172.11
NASDAQ Composite	100.00	75.58	115.32	118.23	132.28	141.66
Philadelphia Semiconductor	100.00	56.57	97.02	83.59	89.71	86.03

Item 6. — *Selected Financial Data*

Standard Microsystems Corporation and Subsidiaries
SELECTED FINANCIAL DATA

As of February 28 or 29, and for the Fiscal Years Then Ended	2007	2006	2005	2004	2003
		(In thousands, except per share data)			
Operating Results					
Product sales	$359,010	$308,345	$197,803	$191,969	$154,244
Intellectual property revenues	11,584	10,773	11,012	23,904	1,273
Total sales and revenues	370,594	319,118	208,815	215,873	155,517
Costs of good sold	193,497	172,309	114,066	106,236	86,093
Research and development	66,585	58,274	42,988	38,793	31,166
Selling, general and administrative	73,500	68,508	48,759	42,168	36,268
Amortization of intangible assets	6,364	5,802	1,113	1,311	1,167
In-process research and development	—	895	—	—	—
Gains on real estate transactions	—	—	(1,017)	(1,444)	—
Settlement charge	—	—	6,000	—	—
Restructuring costs	—	—	—	—	(247)
Operating income (loss)	30,648	13,330	(3,094)	28,809	1,070
Other income (expense), net	4,629	3,212	2,429	985	(14,446)
Income (loss) from continuing operations	27,015	12,030	1,602	21,542	(6,971)
Net loss from discontinued operations	—	—	—	(24)	(500)
Net income (loss)	27,015	12,030	1,602	21,518	(7,471)
Gain on redemption of preferred stock of subsidiary	—	—	—	6,685	—
Net income (loss) applicable to common shareholders	$ 27,015	$ 12,030	$ 1,602	$ 28,203	$ (7,471)
Diluted net income (loss) per share					
Income (loss) from continuing operations	$ 1.16	$ 0.55	$ 0.08	$ 1.17	$ (0.42)
Net income (loss)	$ 1.16	$ 0.55	$ 0.08	$ 1.16	$ (0.45)
Net income (loss) applicable to common shareholders	$ 1.16	$ 0.55	$ 0.08	$ 1.53	$ (0.45)
Diluted weighted average common shares outstanding	23,259	21,998	19,318	18,479	16,538
Balance Sheet and Other Data					
Cash and liquid investments	$160,023	$155,033	$172,645	$173,897	$112,897
Working capital	$212,226	$172,710	$214,655	$191,199	$145,639
Capital expenditures	$ 26,995	$ 23,750	$ 8,432	$ 10,380	$ 5,695
Depreciation and amortization	$ 19,316	$ 16,654	$ 11,534	$ 9,984	$ 9,809
Total assets	$486,287	$448,210	$319,259	$310,025	$252,607
Long-term obligations	$ 16,850	$ 17,330	$ 12,326	$ 12,104	$ 12,037
Shareholders' equity	$391,942	$333,969	$269,849	$262,102	$204,012
Book value per common share	$ 17.14	$ 15.18	$ 14.44	$ 14.27	$ 12.17

This selected financial data should be read in conjunction with the financial statements as set forth in Part IV Item 15(a) — *Financial Statements* and Part II. Item 7. — *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

The operating results presented above reflect:

- The receipts of $11.3 million, $10.3 million, $10.0 million and $22.5 million of special intellectual property payments in fiscal 2007, 2006, 2005 and 2004, respectively, as more fully described in Part IV Item 15(a) — Financial Statements — Note 9.
- Sales of real estate in fiscal 2005 and 2004, as more fully described in Part IV Item 15(a) — Financial Statements — Note 10.
- A litigation settlement charge of $6.0 million in fiscal 2005, as more fully described in Part IV Item 15(a) — Financial Statements — Note 14.
- The write-off of inventory held by one of the Company's distributors during fiscal 2005, as more fully described in Part IV Item 15(a) — Financial Statements — Note 2.
- The Company's acquisition of OASIS SiliconSystems Holding AG in fiscal 2006, as more fully described in Part IV Item 15(a) — Financial Statements — Note 4.
- The Company's acquisition of Gain Technology Corporation in fiscal 2003, as more fully described in Part IV Item 15(a) — Financial Statements — Note 5.
- $16.3 million of investment impairment charges recorded in fiscal 2003, for investments in Chartered Semiconductor and SMC Networks Inc.

Item 7. — *Management's Discussion and Analysis of Financial Conditions and Results of Operations*

GENERAL

The following discussion should be read in conjunction with the Company's consolidated financial statements and accompanying notes, included in Part IV Item 15(a) — *Financial Statements*, of this Report.

Forward-Looking Statements

Portions of this Report may contain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on management's beliefs and assumptions, current expectations, estimates and projections. Such statements, including statements relating to the Company's expectations for future financial performance, are not considered historical facts and are considered forward-looking statements under the federal securities laws. Words such as "believe," "expect," "anticipate" and similar expressions identify forward-looking statements. These risks and related uncertainties may cause the Company's actual future results to be materially different from those discussed in forward-looking statements. The Company's risks and uncertainties include the timely development and market acceptance of new products; the impact of competitive products and pricing; the Company's ability to procure capacity from suppliers and the timely performance of their obligations, the effects of changing economic conditions domestically and internationally and on its customers; relationships with and dependence on customers and growth rates in the personal computer, consumer electronics and embedded and automotive markets and within the Company's sales channel; changes in customer order patterns, including order cancellations or reduced bookings; the effects of tariff, import and currency regulation; potential or actual litigation; and excess or obsolete inventory and variations in inventory valuation, among others. In addition, SMSC competes in the semiconductor industry, which has historically been characterized by intense competition, rapid technological change, cyclical market patterns, price erosion and periods of mismatched supply and demand.

The Company's forward looking statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures. All forward-looking statements speak only as of the date hereof and are based upon the information available to SMSC at this time. Such statements are subject to change, and the Company does not undertake to update such statements, except to the extent required under applicable law and regulation. These and other risks and uncertainties, including potential liability resulting from pending or future litigation, are detailed from time to time in the Company's periodic and current reports as filed with the SEC. Readers are advised to review other sections of this Report, including Part I Item 1.A. — *Risk Factors*, for a more complete discussion of these and other risks and uncertainties. Other cautionary statements and risks and uncertainties may also appear elsewhere in this Report.

Description of Business

Standard Microsystems Corporation (the "Company" or "SMSC") designs and sells a wide variety of silicon-based integrated circuits that incorporate digital or analog signal processing technologies, or both (referred to as "mixed-signal").

The Company's integrated circuits and systems provide a wide variety of signal processing attributes that are incorporated by its globally diverse customers into a wide variety of end products in the Consumer Electronics & Infotainment, the Mobile & Desktop PC, and Industrial & Other markets. These semiconductor products generally provide connectivity, networking, or input/output control solutions for a variety of high-speed communication, computer and related peripheral, consumer electronic device, industrial control system, or auto infotainment applications. The market for these solutions is increasingly diverse, and the Company's various technologies are increasingly used in various combinations and in alternative applications.

CRITICAL ACCOUNTING POLICIES & ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of sales and revenues and expenses during the reporting period.

SMSC believes the following critical accounting policies and estimates are important to the portrayal of the Company's financial condition, results of operations and cash flows, and require critical management judgments and estimates about matters that are inherently uncertain. Although management believes that its judgments and estimates are appropriate and reasonable, actual future results may differ from these estimates, and to the extent that such differences are material, future reported operating results may be affected.

Revenue Recognition

Sales and revenues and associated gross profit from shipments to the Company's distributors, other than to distributors in Japan, are deferred until the distributors resell the products. Shipments to distributors, other than to distributors in Japan, are made under agreements allowing price protection and limited rights to return unsold merchandise. In addition, SMSC's shipments to its distributors may be subject from time to time to short-term fluctuations as distributors manage their inventories to current levels of end-user demand. Therefore, SMSC considers the policy of deferring revenue on shipments to distributors to be a more meaningful presentation of the Company's operating results, as it allows investors to better understand end-user demand for the products that SMSC sells through distribution channels, and it better focuses the Company on end-user demand. This policy is a common practice within the semiconductor industry. The Company's revenue recognition is therefore highly dependent upon receiving pertinent, accurate and timely data from its distributors. Distributors routinely provide the Company with product, price, quantity and end customer data when products are resold, as well as report the quantities of the Company's products that are still in their inventories. In determining the appropriate amount of revenue to recognize, the Company uses this data and applies judgment in reconciling any differences between the distributors' reported inventories and shipment activities. Although this information is reviewed and verified for accuracy, any errors or omissions made by the Company's distributors and not detected by the Company, if material, could affect reported operating results.

Shipments made by the Company's Japanese subsidiary to distributors in Japan are made under agreements that permit limited or no stock return or price protection privileges. SMSC recognizes revenue from product sales to distributors in Japan, and to original equipment manufacturers (OEMs), at the time of shipment, net of appropriate reserves for product returns and allowances. For these revenues, the Company must make assumptions and estimates of future product returns and sales allowances, and any differences between those estimates and actual results, if material, could affect reported operating results.

Inventories

The Company's inventories are comprised of complex, high technology products that may be subject to rapid technological obsolescence and which are sold in a highly competitive industry. Inventories are valued at the lower of first-in, first-out cost or market, and are reviewed for product obsolescence and impairment in value, based upon assumptions of future demand and market conditions. The Company often receives orders from customers and distributors requesting delivery of product on relatively short notice and with lead times that are shorter than the manufacturing cycle time. In order to provide competitive delivery times to its customers, the Company builds and stocks a certain amount of inventory in anticipation of customer demand that may or may not materialize. Historically, forecasts of customer demand, particularly at a part-number level, are challenging and can vary significantly from actual future demand. In addition, as is common in the semiconductor industry, customers may be allowed to cancel orders with minimal advance notice. These dynamics create risks that the Company may forecast incorrectly and consequently produce excess or insufficient inventories.

When it is determined that specific inventory is stated at a higher value than that which can be recovered, the Company writes this inventory down to its estimated realizable value with a charge to costs of goods sold. While the Company endeavors to appropriately forecast customer demand and stock commensurate levels of inventory, unanticipated inventory write-downs may be required in future periods relating to inventory on hand as of any reported balance sheet.

Stock-Based Compensation

The Company has several stock-based compensation plans in effect under which incentive stock options, non-qualified stock options, restricted stock awards ("RSAs") and stock appreciation rights ("SARs") are granted to employees and directors. Stock options and SARs are granted with exercise prices equal to the fair value of the underlying shares on the date of grant. New shares are issued in settling stock option exercises and restricted stock awards.

Effective March 1, 2006 the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123R"). SFAS 123R supersedes Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and related interpretations and amends SFAS No. 95, *Statement of Cash Flows*. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, restricted stock units and employee stock purchase rights, to be recognized in the financial statements based on their respective grant date fair values and does not allow the previously permitted pro forma disclosure-only method as an alternative to financial statement recognition. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under previous literature. In March 2005 the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107"), which provides guidance regarding the interaction of SFAS 123R and certain SEC rules and regulations. The Company considered the provisions of SAB 107 in its adoption of SFAS 123R.

The Company elected the modified prospective transition method as permitted by SFAS 123R. Accordingly, prior periods have not been revised to reflect the impact of SFAS 123R. Under this transition method, compensation cost recognized for fiscal year 2007 includes: (i) compensation cost for all stock-based payments granted prior to, but not yet vested as of, February 28, 2006 (based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), and previously presented in the pro forma footnote disclosures); and (ii) compensation cost for all stock-based payments granted or modified subsequent to February 28, 2006 (based on fair values estimated in accordance with the new provisions of SFAS No. 123R).

In connection with the implementation of SFAS No. 123R, the Company elected the long form method in determining our additional paid-in capital pool of windfall benefits and the graded vesting method to amortize compensation expense over the service period. The estimated value of the Company's stock-based awards (including stock options, restricted stock awards and stock appreciation rights), less expected forfeitures, is amortized over the awards' respective requisite service period, which is generally the vesting period, on a straight-line basis. As a result of adopting SFAS No. 123R, income from operations and income before income taxes for the twelve month period ended February 28, 2007 decreased by $5.7 million from what would have been reported on the prior accounting basis. Net income for the twelve month period ended February 28, 2007 decreased by approximately $3.7 million. Basic and diluted earnings per share decreased by $0.17 and $0.16, respectively. The implementation of SFAS No. 123R increased cash flows from financing activities by $0.5 million during fiscal 2007.

Share-based compensation recognized in fiscal 2007 as a result of the adoption of SFAS No. 123(R), as well as pro forma disclosures according to the original provisions of SFAS No. 123 for periods prior to the adoption of SFAS No. 123(R), use the Black-Scholes option pricing model for estimating the fair value of options and SARs granted. The Black-Scholes model requires certain assumptions, judgements and estimates by the Company to determine fair value, including expected stock price volatility, risk-free interest rate and expected life. The Company based the expected volatility on historical volatility. Additionally, the Company based the expected life of options, RSAs and SARs granted on an actuarial model. Share-based compensation related to RSAs is calculated based on the market price of the Company's common stock on the date of grant. There were no dividends expected to be paid on the Company's common stock over the expected lives estimated.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. These estimated losses are based upon historical bad debts, specific customer creditworthiness and current economic trends. The Company regularly performs credit evaluations consisting primarily of reviews of its customers' financial condition, using information provided by the customers as well as publicly available information, if any. If the financial condition of an individual customer or group of customers deteriorates, resulting in such customers' inability to make payments within approved credit terms, additional allowances may be required.

Valuation of Long-Lived Assets

Long-lived assets, including property, plant and equipment, and intangible assets, are monitored and reviewed for impairment in value whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of the related asset and its eventual disposition. The estimated cash flows are based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. Estimates of undiscounted cash flows may differ from actual cash flows due to factors such as technological changes, economic conditions, and changes in the Company's business model or operating performance. If at the time of such evaluation the sum of expected undiscounted cash flows (excluding interest) is below the carrying value, an impairment loss is recognized, which is measured as the amount by which the carrying value exceeds the fair value of the asset.

Goodwill is tested for impairment in value annually, as well as when an event or circumstance occurs indicating a possible impairment in value. The Company completed its most recent annual goodwill impairment review during the fourth quarter of fiscal 2007, during which no impairment in value was identified. Unless an indicator of impairment is identified earlier, the next goodwill impairment review will be performed in the fourth quarter of fiscal 2008.

Marketable and non-marketable long-term equity investments are also monitored for indications of impairment in value. The Company records an impairment charge against these investments when the investment is judged to have experienced a decline in value that is other than temporary. Judgments regarding the value of non-marketable equity investments are subjective and dependent upon management's assessment of the performance of the investee and its prospects for future success. As of February 28, 2007, the Company had no significant long-term equity investments.

Income Taxes

Accounting for income tax obligations requires the recognition of deferred tax assets and liabilities, using enacted tax rates, for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. Deferred tax assets resulting from these differences must be reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company regularly evaluates the realizability of its deferred tax assets by assessing its forecasts of future taxable income and reviewing available tax planning strategies that could be implemented to realize the deferred tax assets. At February 28, 2007, the Company had $26.4 million of deferred tax assets (considered fully realizable) and $10.1 million of deferred tax liabilities. Factors that may affect the Company's ability to achieve sufficient future taxable income for purposes of realizing its deferred tax assets include declines in sales and revenues or gross profit, increased competition and loss of market share, delays in product availability, and technological obsolescence.

Legal Contingencies

From time to time, the Company is subject to legal proceedings and claims, including claims of alleged infringement of patents and other intellectual property rights and other claims arising in the ordinary course of business. These contingencies require management to assess the likelihood and possible cost of adverse judgments or outcomes. Liabilities for legal contingencies are accrued when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. There can be no assurance that any third-party assertions against the Company will be resolved without costly litigation, in a manner that is not adverse to its financial position, results of operations or cash flows. In addition, the resolution of any future intellectual property litigation may subject the Company to royalty obligations, product redesigns or discontinuance of products, any of which could adversely impact future profitability.

Recent Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115.* SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective of SFAS No. 159 is to provide opportunities to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply hedge accounting provisions. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 (SMSC's fiscal year ending February 28, 2009). The Company is currently evaluating the impact, if any, the adoption of SFAS No. 159 will have on its financial position, results of operations and cash flows.

In June 2006, FASB issued FASB Interpretation No. 48, *Accounting for Income Tax Uncertainties* ("FIN 48"). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. The recently issued literature also provides guidance on the de-recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties.

FIN 48 is effective for fiscal years beginning after December 15, 2006 (SMSC's fiscal year ending February 28, 2008). The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company is still evaluating the impact, if any, of adopting the provisions of FIN 48 on its consolidated financial position and results of operations during fiscal 2008.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*, which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 is effective for fiscal years ending after November 15, 2006 (SMSC's fiscal year ending February 28, 2007). Applying the provisions of SAB No. 108 had no material impact on our consolidated financial position and results of operations during our fiscal year ended February 28, 2007.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 (SMSC's fiscal year ending February 28, 2009). We plan to adopt SFAS No. 157 beginning in the first quarter of fiscal 2009. The Company is currently evaluating the impact, if any, the adoption of SFAS No. 157 will have on its financial position, results of operations and cash flows.

In September 2006, the FASB issued SFAS No. 158, "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*" an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("SFAS 158"). SFAS 158 requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires the measurement of defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position (with limited exceptions). Under SFAS 158, the Company is required to recognize the funded status of its defined benefit postretirement plan and to provide the required disclosures commencing as of February 28, 2007. On February 28, 2007, the Company adopted the recognition and disclosure provisions of SFAS 158, the effect of which is disclosed in Part IV Item 15(a) — *Financial Statements* — Note 12.

BUSINESS ACQUISITION

On March 30, 2005, SMSC announced the acquisition of Karlsruhe, Germany-based OASIS SiliconSystems Holding AG ("OASIS"), a leading provider of Media Oriented Systems Transport ("MOST®" or "MOST") technology, serving a top tier customer base of leading automakers and automotive suppliers. OASIS' infotainment networking technology has been widely adopted by many European luxury and mid-market car brands, including Audi, BMW, DaimlerChrysler, Land Rover, Porsche, Saab and Volvo.

The initial cost of the acquisition at March 30, 2005 was approximately $118.6 million, including approximately $79.5 million of cash, 2.1 million shares of SMSC common stock, valued at $35.8 million, and an estimated $3.3 million of direct acquisition costs, including legal, banking, accounting and valuation fees. Included with the net assets acquired from OASIS were approximately $22.4 million of cash and cash equivalents; therefore SMSC's initial net cash outlay for the transaction, including transaction costs, was approximately $60.4 million.

The terms of the agreement also provided the former OASIS shareholders the opportunity to earn up to $20 million of additional consideration, based upon achieving certain fiscal 2006 performance goals, the amount earned of which was indeterminable until February 28, 2006. Based upon fiscal 2006 performance and per the computation completed and submitted on April 28, 2006, the former OASIS shareholders earned approximately $16.4 million of additional consideration, consisting of approximately 0.2 million shares of SMSC common stock valued for accounting purposes as of May 9, 2006 at $4.0 million, and approximately $12.4 million of cash, all of which was tendered and paid during the first quarter of fiscal 2007. SMSC's existing cash balances were used to fund the cash portion of the additional consideration. The fair value of the shares tendered was approximately $1.4 million less at the settlement date than had been estimated as of February 28, 2006, resulting in a corresponding adjustment to Goodwill in the first quarter of fiscal 2007. Refer to Part IV Item 15(a) — *Financial Statements* — Note 20, for additional information on the final computation and settlement of this obligation.

RESULTS OF OPERATIONS

Fiscal Year Ended February 28, 2007 Compared to Fiscal Year Ended February 28, 2006

Sales and Revenues

SMSC's sales and revenues are comprised of sales of products across three strategically targeted "vertical" end-markets, as well as intellectual property revenues (consisting of royalties and similar contractual payments), as presented in the following table for fiscal 2007 and 2006 (dollars in millions):

	Fiscal 2007		Fiscal 2006	
	Amount	Percent	Amount	Percent
Consumer Electronics & Infotainment	$143.7	40%	$106.7	35%
Mobile & Desktop PC	157.3	44%	155.7	51%
Industrial & Other	58.0	16%	45.9	15%
Total Product Sales	359.0	100%	308.3	100%
Intellectual Property Revenues	11.6		10.8	
Total Sales and Revenues	$370.6		$319.1	

The Company's sales and revenues for fiscal 2007 were $370.6 million, consisting of $359.0 million of product sales and $11.6 million of intellectual property revenues, compared to fiscal 2006 sales and revenues of $319.1 million, consisting of $308.3 million of product sales and $10.8 million of intellectual property revenues. Product sales include $62.3 million and $52.8 million of sales from shipments of OASIS products subsequent to the March 30, 2005 acquisition date in fiscal 2007 and 2006, respectively.

Sales of Consumer Electronics & Infotainment products increased by approximately $37.0 million or 34.7%, as a result of the March 2005 acquisition of OASIS (fiscal 2006 included only eleven months of activity) and stronger sales of connectivity and networking products for consumer electronics applications. Expanded product offerings of connectivity and networking products in fiscal 2007 accounted for most of the organic sales growth in this vertical market.

Sales of Mobile & Desktop PC products increased by approximately $1.6 million or 1.0% in fiscal 2007, driven primarily by an increase in sales of Mobile PC products reflecting strong market demand in mobile computing applications, as well as increased sales of Analog Products and Technology ("APT") products, as the Company broadened its APT product offerings in fiscal 2007.

Industrial & Other sales primarily represent sales from products used within industrial information networking and server applications in various business, service, factory, transportation and telecommunications environments. Sales of Industrial and Other products increased $12.1 million, or 26.4%, to $58.0 million, due to an increase in market demand for SMSC's embedded networking technology. The Company expects that overall industrial market adoption rates of embedded technology and market penetration due to enhanced product offerings will increase in the future.

Intellectual property revenues include $11.3 million and $10.3 million in fiscal 2007 and 2006, respectively, received from Intel Corporation pursuant to the terms of a September 2003 business agreement. Intellectual property revenues for fiscal 2007 include payments under this agreement of $2.8 million in the first, second and third quarters and $3.0 million in the fourth quarter. Fiscal 2006 results include the payments of $2.5 million in the first, second and third quarters and $2.8 million in the fourth quarter.

Sales and revenues by geographic region for fiscal years 2007 and 2006 were as follows:

	Fiscal	
	2007	2006
	(In millions)	
Taiwan	$132,972	$149,153
Japan	70,720	54,293
China	52,136	14,423
Germany	46,717	35,124
United States	34,937	37,390
Other	33,112	28,735
	$370,594	$319,118

Product sales to electronic component distributors were reflected in the table above based on the geographic location of their respective operations; the geographic locations of the end customers may differ.

Intellectual property revenues received from Intel are included within the United States.

The Company expects international shipments to Asia to continue to represent a significant portion of its sales and revenues for the foreseeable future. A significant portion of the world's high technology manufacturing and assembly activity occurs in Asia, where many of the Company's significant customers conduct business. In addition, many of the Company's customers are establishing new lower cost operations in China, and a growing amount of the Company's shipments are now being made to that country.

Costs of Goods Sold

Costs of goods sold include: the purchase cost of finished silicon wafers manufactured by independent foundries (including mask and tooling costs); costs of assembly, packaging and mechanical and electrical testing; manufacturing overhead; quality assurance and other support overhead (including costs of personnel and equipment associated with manufacturing support); royalties paid to developers of intellectual property incorporated into the Company's products; and adjustments for excess, slow-moving or obsolete inventories.

Costs of goods sold for fiscal 2007 were $193.5 million, or 52.2% of sales and revenues, compared to $172.3 million, or 54.0% of sales and revenues, in fiscal 2006. Excluding intellectual property revenues, costs of goods sold were 53.9% of product sales in fiscal 2007, as compared to 55.9% in fiscal 2006.

The decline in costs of goods sold on a percentage basis in the current-year period compared to the prior-year results is primarily a result of a changed sales mix in favor of Consumer Electronics and Industrial applications. In addition, in the prior year, costs of sales included a $1.7 million charge associated with sales of inventory that was acquired from OASIS and valued in the acquisition above its historical cost. Expenses of $0.5 million relating to SARs, RSAs and stock options pursuant to SFAS 123R are included in the current year, compared to $0.9 million in charges related to SARs and RSAs in the prior year. Costs of goods sold include approximately $0.4 million in fiscal 2007 relating to prior periods for certain United States Customs related charges.

Research and Development Expenses

Research and development ("R&D") expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities, costs related to engineering design tools and computer hardware, subcontractor costs and device prototyping costs. The Company's R&D activities are performed by highly-skilled and experienced engineers and technicians, and are primarily directed towards the design of new integrated circuits; the development of new software drivers, firmware and design tools and blocks of logic; and investment in new product offerings based on converging technology trends, as well as ongoing cost reductions and performance improvements in existing products.

The Company intends to continue its efforts to develop innovative new products and technologies, and believes that an ongoing commitment to R&D is essential in order to maintain product leadership and compete effectively. Therefore, the Company expects to continue to make significant R&D investments in the future.

R&D expenses were $66.6 million and $58.3 million in fiscal 2007 and fiscal 2006, respectively, or approximately 18.0% of sales and revenues in both periods. Expenses rose $8.3 million, primarily due to increased investment in new product development, commensurate with the increase in overall product sales. Expenses of $3.9 million relating to SARs, RSAs and stock options pursuant to SFAS 123R are included in the current year, compared to $3.8 million in charges related to SARs and RSAs in the prior year.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses were $73.5 million, or approximately 19.8% of sales and revenues, for fiscal 2007, compared to $68.5 million, or approximately 21% of sales and revenues, for fiscal 2006. SG&A expenses increased $5.0 million, primarily due to increased headcount and other infrastructure costs, in support of business growth. Net charges of $4.3 million relating to SARs, RSAs and stock options pursuant to SFAS 123R are included in the current year, compared to $9.8 million in charges related to SARs and RSAs in the prior year. SG&A expenses include approximately $0.5 million in fiscal 2007 relating to prior periods for certain employee benefits related charges. In fiscal 2006, SG&A expenses include approximately $0.2 million of expenses relating to prior periods for certain office lease expenses.

Amortization of Intangible Assets

Amortization expense was $6.4 million and $5.8 million in fiscal 2007 and 2006, respectively, and represents the amortization of finite-lived intangible assets associated with the Company's March 2005 acquisition of OASIS and June 2002 acquisition of Gain.

In-Process Research and Development

The $0.9 million in-process research and development expense recorded in fiscal 2006 represents the fair value of in-process technology for OASIS research projects that, as of the March 30, 2005 closing date of the OASIS acquisition, had not reached technological feasibility and had no alternative future uses. These projects primarily focused on deployment of certain technology into consumer electronics applications. The estimated fair value of this in-process research and development was recorded as an expense as of the OASIS acquisition date, in the fiscal quarter ended May 31, 2005.

Interest and Other Income (Expense)

The increase in interest income, from $3.3 million in fiscal 2006 to $4.7 million in fiscal 2007, primarily reflects the impact of higher average interest rates during fiscal 2007. Interest expense increased $0.2 million in fiscal 2007 as the company took advantage of supplier financing for advanced design tool acquisitions. Other income in fiscal 2007 included $0.2 million in gains on the sale of certain fixed assets.

Provision for Income Taxes

The Company's effective income tax rate reflects statutory federal, state and foreign tax rates, the impact of certain permanent differences between the book and tax treatment of certain expenses, and the impact of tax-exempt income and various income tax credits.

The provision for income taxes for fiscal 2007 was $8.3 million, or an effective income tax rate of 23.4% against $35.3 million of income before income taxes. This provision included the impact of $2.3 million from income tax credits, $1.5 million from tax exempt income and a $0.7 million provision for differences between foreign and U.S. income tax rates.

The income tax credits relate to qualified research and development expenditures in the U.S., and were not recognized until the fourth quarter of fiscal 2007. Legislation was passed in late December 2006 extending the availability of these credits retroactively to January 1, 2006. The Company had claimed these credits in prior fiscal periods, but did not recognize any associated benefits in its tax provision for the first three quarters in fiscal 2007, pending the passage of this legislation.

The provision for income taxes for fiscal 2006 was $4.5 million, or an effective income tax rate of 27.3% against $16.5 million of income before income taxes. This provision included the impact of $1.7 million from income tax credits, $0.9 million from tax exempt income and a $1.0 million provision for differences between foreign and U.S. income tax rates.

The provisions for, or benefits from, income taxes from continuing operations have not been reduced for approximately $0.5 million and $5.7 million of tax benefits in fiscal 2007 and 2006, respectively, derived from activity in stock-based compensation plans. These tax benefits have been credited to additional paid-in capital.

Fiscal Year Ended February 28, 2006 Compared to Fiscal Year Ended February 28, 2005

Sales and Revenues

SMSC's sales and revenues are comprised of sales of products across three strategically targeted "vertical" end-markets, as well as intellectual property revenues (consisting of royalties and similar contractual payments), as presented in the following table for fiscal 2006 and 2005 (dollars in millions):

	Fiscal 2006		Fiscal 2005	
	Amount	Percent	Amount	Percent
Consumer Electronics & Infotainment	$106.7	35%	$ 35.8	18%
Mobile & Desktop PC	155.7	51%	114.4	58%
Industrial & Other	45.9	15%	47.6	24%
Total Product Sales	308.3	100%	197.8	100%
Intellectual Property Revenues	10.8		11.0	
Total Sales and Revenues	$319.1		$208.8	

The Company's sales and revenues for fiscal 2006 were $319.1 million, consisting of $308.3 million of product sales and $10.8 million of intellectual property revenues, compared to fiscal 2005 sales and revenues of $208.8 million, consisting of $197.8 million of product sales and $11.0 million of intellectual property revenues. Product sales in fiscal 2006 include $52.8 million of sales from shipments of OASIS products subsequent to the March 30, 2005 acquisition date.

Sales of Consumer Electronics & Infotainment products increased by approximately $70.9 million or 198.0%, primarily as a result of the March 2005 acquisition of OASIS (approximately $52.8 million of the noted increase), as well as stronger sales of connectivity and networking products for consumer electronics applications. Expanded product offerings of connectivity and networking products in fiscal 2006 accounted for most of the organic sales growth in this end-market this fiscal year.

Sales of Mobile & Desktop PC products increased by approximately $41.3 million or 36.1% in fiscal 2006, driven primarily by an increase in sales of Mobile PC products reflecting strong market demand in mobile computing applications, as well as increased sales of Environmental Monitoring and Control ("EMC") products, as the Company broadened its EMC product offerings in fiscal 2006. Sales of Mobile PC products in fiscal 2006 also included $1.1 million of sales associated with a prior accounts receivable collectability issue, as more fully described below. SMSC's sales of Desktop PC products were up modestly in fiscal 2006, despite softer market demand for desktop PCs.

Sales from Mobile PC product shipments were adversely impacted in fiscal 2005 by an accounts receivable collectability issue with one of the Company's Taiwan-based component distributors. In the third quarter of fiscal 2005, the Company determined that this long-time customer, whose credit and payment history with the Company had consistently been satisfactory, was experiencing financial distress and a lack of liquidity. As collectability was not reasonably assured, the Company deferred recognition of approximately $5.4 million of product sales and corresponding trade receivables for shipments made to this distributor during the second half of fiscal 2005. The related inventory for these product sales, at a cost of approximately $2.7 million, had already been shipped to and resold by the distributor prior to identification of the collectability issue and was fully charged to costs of goods sold in fiscal 2005. As the financial condition of this customer is still uncertain, the Company has ceased conducting business with this distributor. Future recovery of the remaining unpaid obligation to SMSC is as yet uncertain. The Company successfully arranged alternate channels for delivery of these products to its end customers, and no disruption occurred in the supply of the Company's products.

Industrial & Other sales primarily represent sales from products used within industrial information networking and server applications in various business, service, factory, transportation and telecommunications environments. Sales of Industrial and Other products declined $1.7 million, or 3.6%, to $45.9 million, as a decrease in market demand for SMSC's embedded computing designs was experienced and only partially offset by increased demand for embedded networking technology. The Company expects that overall industrial market adoption rates of embedded technology and market penetration due to enhanced product offerings will increase in the future.

Intellectual property revenues include $10.3 million and $10.0 million in fiscal 2006 and 2005, respectively, received from Intel Corporation pursuant to the terms of a September 2003 business agreement. Intellectual property revenues for fiscal 2006 include payments under this agreement of $2.5 million in the first, second and third quarters and $2.8 million in the fourth quarter. Fiscal 2005 results include the payments of $2.5 million in each of the fiscal year's quarterly periods.

Sales and revenues by geographic region for fiscal years 2006 and 2005 were as follows:

	Fiscal	
	2006	2005
	(In millions)	
Taiwan	$149.1	$ 94.6
Japan	54.3	42.1
China	14.4	13.8
Germany	35.1	4.5
United States	37.4	37.4
Other	28.7	16.4
	$319.1	$208.8

Intellectual property revenues received from Intel are included within the United States. The increase in Germany is primarily due to the OASIS acquisition.

Product sales to electronic component distributors were reflected in the table above based on the geographic location of their respective operations; the geographic locations of the end customers may differ.

The Company expects international shipments, particularly to Asia, to continue to represent a significant portion of its sales and revenues for the foreseeable future. A significant portion of the world's high technology manufacturing and assembly activity occurs in Asia, where many of the Company's significant customers conduct business.

Costs of Goods Sold

Costs of goods sold include: the purchase cost of finished silicon wafers manufactured by independent foundries (including mask and tooling costs); costs of assembly, packaging, and mechanical and electrical testing; manufacturing overhead; quality assurance and other support overhead (including costs of personnel and equipment associated with manufacturing support); royalties paid to developers of intellectual property incorporated into the Company's products; and adjustments for excess, slow-moving or obsolete inventories.

Costs of goods sold for fiscal 2006 were $172.3 million, or 54.0% of sales and revenues, compared to $114.1 million, or 54.6% of sales and revenues, in fiscal 2005. Excluding intellectual property revenues, costs of goods sold were 55.9% of product sales in fiscal 2006, as compared to 57.7% in fiscal 2005.

The decrease in costs of goods sold as a percentage of revenues in fiscal 2006, compared to fiscal 2005, resulted from a combination of (i) the lower costs of goods sold as a percentage of sales associated with OASIS products and (ii) $1.1 million of revenue recognized during fiscal year 2006 without any associated costs of goods sold, in connection with the previously discussed prior accounts receivable collectability issue (see "Sales and Revenues" discussion above). Partially offsetting these favorable factors were (i) declines in average selling prices on certain desktop I/O product margins, as declines in average selling prices outpaced reductions in unit costs, and (ii) $0.8 million of higher provisions for compensation expense related to stock appreciation rights ("SARs").

Research and Development Expenses

Research and development ("R&D") expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities, costs related to engineering design tools and computer hardware, subcontractor costs and device prototyping costs. The Company's R&D activities are performed by highly-skilled and experienced engineers and technicians, and are primarily directed towards the design of new integrated circuits; the development of new software drivers, firmware and design tools and blocks of logic; and investment in new product offerings based on converging technology trends, as well as ongoing cost reductions and performance improvements in existing products.

The Company intends to continue its efforts to develop innovative new products and technologies, and believes that an ongoing commitment to R&D is essential in order to maintain product leadership and compete effectively. Therefore, the Company expects to continue to make significant R&D investments in the future.

R&D expenses for fiscal 2006 were $58.3 million, or approximately 18% of sales and revenues, compared to $43.0 million, or approximately 21% of sales and revenues, for fiscal 2005. The spending increase was primarily due to the addition of approximately $9.0 million of R&D expenses associated with the operations of OASIS, the acquisition of which added approximately 90 engineers and technicians to the Company's engineering team; $3.1 million for compensation expense from SARs; and $2.4 million of higher compensation and benefit costs driven by engineering staff additions.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $68.5 million, or approximately 21% of sales and revenues, for fiscal 2006, compared to $48.8 million, or approximately 23% of sales and revenues, for fiscal 2005.

The increase in fiscal 2006 spending, compared to fiscal 2005, includes $8.1 million of expenses associated with the operations of OASIS; $9.1 million of higher compensation expense from SARs; $2.9 million of higher general compensation and benefit cost (exclusive of impact of OASIS); and $1.3 million of higher employee recruitment and relocation cost which were partially offset by $3.0 million of lower legal, accounting and other professional fees, due in part to lower cost associated with litigation. Fiscal 2006 expenses also include approximately $0.2 million of office lease expenses relating to prior periods.

Amortization of Intangible Assets

Amortization expense was $5.8 million and $1.1 million in fiscal 2006 and 2005, respectively, and represents the amortization of finite-lived intangible assets associated with the Company's March 2005 acquisition of OASIS and June 2002 acquisition of Gain.

In-Process Research and Development

The $0.9 million in-process research and development expense recorded in fiscal 2006 represents the fair value of in-process technology for OASIS research projects that, as of the March 30, 2005 closing date of the OASIS acquisition, had not reached technological feasibility and had no alternative future uses. These projects primarily focused on deployment of certain technology into consumer electronics applications. The estimated fair value of this in-process research and development was recorded as an expense as of the OASIS acquisition date, in the fiscal quarter ended May 31, 2005.

Gains on Real Estate Transactions

During the third quarter of fiscal 2005, the Company sold its remaining parcel of idle real estate in Hauppauge, New York, for net proceeds of $1.7 million, after transaction costs. This property had a carrying value of approximately $0.4 million. The contract of sale required the Company to complete the remediation of certain soil contamination of uncertain origin identified at this property, at its expense. In recognition of both the uncertain cost and uncertain completion date of the soil remediation obligation at that time, the Company did not reflect the impact of this transaction within its statement of operations for the third quarter of fiscal 2005. The Company subsequently completed the project during the fourth quarter of fiscal 2005, and received final regulatory approval thereafter. Accordingly, the Company then recognized a gain of $1.0 million on this transaction, net of related remediation project costs, in the fourth quarter of fiscal 2005.

Settlement Charge

In June 2003, SMSC was named as a defendant in a patent infringement lawsuit filed by Analog Devices, Inc. ("ADI"), which alleged that some of the Company's products infringed one or more of three of ADI's patents, and sought injunctive relief and unspecified damages. In September 2003, the Company filed an answer in the lawsuit, denying ADI's allegations and raising affirmative defenses and counterclaims. During the fourth quarter of fiscal 2005, the Company and ADI reached a settlement of this dispute, under which both parties agreed to dismiss all claims against each other. As part of the agreement, the Company made a one-time payment of $6.0 million to ADI, which is reported as a settlement charge on the Company's consolidated statement of operations for fiscal 2005. As part of the settlement, ADI also granted the Company a royalty-bearing license to the patents in question. The Company does not expect royalties incurred under the license to have a material impact on future results of operations.

Interest and Other Income (Expense)

The increase in interest income, from $2.5 million in fiscal 2005 to $3.3 million in fiscal 2006, primarily reflects the impact of higher average interest rates during fiscal 2006, partially offset by lower average cash, cash equivalent and liquid investment balances. Other income (expense), net was nominal in both fiscal 2006 and 2005.

Provision for Income Taxes

The Company's effective income tax rate reflects statutory federal, state and foreign tax rates, the impact of certain permanent differences between the book and tax treatment of certain expenses, and the impact of tax-exempt income and various income tax credits.

The provision for income taxes for fiscal 2006 was $4.5 million, or an effective income tax rate of 27.3% against $16.5 million of income before income taxes. This provision included the impact of $1.7 million of income tax credits, $0.9 million of tax exempt income and a $1.0 million provision for differences between foreign and U.S. income tax rates.

The Company recorded an income tax of $2.3 million for fiscal 2005, which reflected the impact of $1.1 million of income tax credits, and $0.6 million and $0.7 million of tax benefits associated with export sales and tax-exempt income, respectively.

The provisions for, or benefits from, income taxes from continuing operations have not been reduced for approximately $5.7 million and $0.9 million of tax benefits in fiscal 2006 and 2005, respectively, derived from activity in stock-based compensation plans. These tax benefits have been credited to additional paid-in capital.

LIQUIDITY & CAPITAL RESOURCES

The Company currently finances its operations through a combination of existing working capital resources and cash generated by operations. The Company had no bank debt during fiscal 2007, 2006 or 2005.

The Company's cash, cash equivalents and liquid investments (including investments in marketable securities with maturities in excess of one year, if any) were $160.0 million at February 28, 2007, compared to $155.0 million at February 28, 2006.

Operating activities generated $37.0 million of cash during fiscal 2007, compared to $53.4 million of cash generated in fiscal 2006. Comparative operating cash flows reflect an increase in inventories in support of revenue growth, as well as a decrease in net accounts payable and accrued liabilities.

Investing activities consumed $52.0 million of cash during fiscal 2007, reflecting a $12.7 million increase of short-term and long-term investments, the $12.6 million settlement of the cash portion of the OASIS acquisition contingent consideration, and $27.0 million in capital expenditures. Capital expenditures were significantly higher than the prior two years, primarily due to expenditures for test and other related production equipment, as well as the completion of the Hauppauge, New York headquarters building expansion, which began during the fourth quarter of fiscal 2005. Investing activities consumed $138.5 million of cash during fiscal 2006, reflecting a $54.5 million increase of short-term and long-term investments, the $60.1 million investment in the OASIS acquisition, and a $23.8 million investment in capital expenditures, including approximately $19.3 million for the expansion of the Company's primary facility in Hauppauge, New York. Investing activities provided $96.5 million of cash during fiscal 2005.

Net cash provided by financing activities of $7.4 million during fiscal 2007 included $14.5 million of proceeds from exercises of stock options and $.5 million excess tax benefit from stock-based compensation, partially offset by $6.1 million of treasury stock purchases and $1.5 million of payments under supplier financing arrangements. Financing activities provided $14.0 million of cash during fiscal 2006, including $18.1 million of proceeds from exercises of stock options, partially offset by $2.2 million of treasury stock purchases and $2.0 million for payments under supplier financing arrangements. Financing activities generated $1.7 million of cash during fiscal 2005.

Working capital increased $39.5 million, or 22.9%, to $212.2 million in fiscal 2007. Accounts receivable increased slightly from $39.8 million at February 28, 2006 to $40.7 million at February 28, 2007. The increase in accounts receivable is significantly lower, proportionately, to the increase in sales for the period, reflecting improved collections and credit management efforts. The Company's inventories increased to $50.9 million at February 28, 2007, compared to $41.9 million at February 28, 2006, in support of substantially higher levels of sales. Total current liabilities decreased from $87.1 million at February 28, 2006 to $67.4 million at February 28, 2007, reflecting the settlement of a $17.8 million accrued liability for additional consideration payable in connection with the OASIS acquisition in fiscal 2006.

Capital expenditures for fiscal 2007 were $27.0 million, primarily for test and other related production equipment, as well as the completion of the Hauppauge, New York headquarters building expansion, which began during the fourth quarter of fiscal 2005. This project expanded the space configured for permanent occupancy in this facility from its current 80,000 square feet to approximately 200,000 square feet (the entirety of the facility), allowing consolidation of the Company's Hauppauge operations into a single building. Capital expenditures were $23.8 million and $8.4 million for fiscal 2006 and 2005, respectively. Capital expenditures in fiscal 2006 included $19.3 million for the Hauppauge building expansion (consisting primarily of building improvements and related contractor costs), and fiscal 2005 expenditures were predominantly for production test equipment, advanced semiconductor design tools and investments in intellectual property.

In addition, the Company also made non-cash capital investments of $6.9 million in fiscal 2007 for advanced design tools acquired under supplier financing arrangements. The Company acquired $0.2 million and $0.9 million of advanced design tools during fiscal 2006 and 2005, respectively, under similar agreements, for which the vendors also provided extended payment terms. Payments under these agreements are reported within cash flows from financing activities on the consolidated statements of cash flows.

During fiscal 2007 the Company made cash payments for Federal and State income taxes of $5.4 million. During fiscal 2006 the Company made cash payments for Federal and State income taxes of $2.9 million. For federal income tax purposes, the Company had approximately $5.8 million federal net operating loss carryforwards as of the fiscal year end 2006 which were fully utilized in fiscal year 2007.

In October 1998, the Company's Board of Directors approved a common stock repurchase program, allowing the Company to repurchase up to one million shares of its common stock on the open market or in private transactions. In July 2000, the authorization was expanded from one million shares to two million shares and in July 2002 the authorization was expanded from two million shares to three million shares. As of February 28, 2007, the Company had repurchased approximately 2.2 million shares of common stock at a cost of $32.0 million under this program, including 253,300 shares repurchased at a cost of $6.1 million in fiscal 2007. During fiscal 2006, 150,200 shares were repurchased under this program at a cost of $2.2 million. During fiscal 2005, 21,800 shares were repurchased under this program at a cost of $0.3 million.

The Company's contractual payment obligations and purchase commitments as of February 28, 2007 were as follows:

	Payment Obligations by Period				
	Total	Within 1 year	Between 1 and 3 Years	Between 3 and 5 Years	Thereafter
			(In thousands)		
Operating leases	$10,593	$ 3,560	$4,348	$1,614	$1,071
Other obligations	14,711	3,165	5,536	1,700	4,310
Inventory and other purchase commitments	8,578	8,578	—	—	—
Total	$33,882	$15,303	$9,884	$3,314	$5,381

Other obligations include accrued officers and directors retirement obligations and supplier financed software obligations. Inventory and other purchase obligations include purchase commitments for processed silicon wafers and assembly and test services. The Company depends entirely upon subcontractors to manufacture its silicon wafers and provide assembly services, as well as for certain of its test services. Due to the length of subcontractor lead times, the Company orders these materials and services well in advance, and generally expects to receive and pay for these materials and services within the next six months.

For purposes of the preceding table, obligations for the purchase of goods or services are defined as agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The Company cannot cancel these obligations without incurring cost. Non-cancelable purchase orders for manufacturing requirements are typically fulfilled by vendors within short time horizons, generally three months or less. The Company has additional purchase orders, not included within the table, that represent authorizations to purchase rather than binding agreements.

The Company has considered in the past, and will continue to consider, various possible transactions to secure necessary foundry manufacturing capacity, including equity investments in, prepayments to, or deposits with foundries, in exchange for guaranteed capacity or other arrangements which address the Company's manufacturing requirements. The Company may also consider utilizing cash to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. From time to time, in the ordinary course of business, the Company may evaluate potential acquisitions of or investments in such businesses, products or technologies owned by third parties.

The Company expects that its cash, cash equivalents, liquid investments, cash flows from operations and its borrowing capacity will be sufficient to finance the Company's operating and capital requirements through the end of fiscal 2008 and the foreseeable future.

Item 7.A. — *Quantitative and Qualitative Disclosures About Market Risk*

Interest Rate Risk — The Company's exposure to interest rate risk relates primarily to its investment portfolio. The primary objective of SMSC's investment portfolio management is to invest available cash while preserving principal and meeting liquidity needs. In accordance with the Company's investment policy, investments are placed with high credit-quality issuers and the amount of credit exposure to any one issuer is limited.

As of February 28, 2007, the Company's $123.8 million of short-term investments consisted primarily of investments in corporate, government and municipal obligations with maturities of between three and twelve months at acquisition. If market interest rates were to increase immediately and uniformly by 10% from levels at February 28, 2007, the Company estimates that the fair values of these short-term investments would decline by an immaterial amount. The Company would not expect operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates.

Equity Price Risk — The Company is not exposed to any equity price risks at February 28, 2007.

Foreign Currency Risk — The Company has international sales and expenditures and is, therefore, subject to certain foreign currency rate exposures. In order to reduce the risk from fluctuation in foreign exchange rates, most of the Company's product sales and all of its arrangements with its foundry, test and assembly vendors are denominated in U.S. dollars.

From time to time, the Company's foreign operating subsidiaries, SMSC Japan and SMSC Europe, have entered into foreign currency contracts to minimize the exposure of their U.S dollar denominated transactions, assets and liabilities to currency exchange rate risk. Gains or losses on these contracts are intended to offset the gains or losses recorded for statutory purposes from the remeasurement of certain assets and liabilities from U.S. dollars into local currencies. No such contracts were executed during either fiscal 2007 or 2006, and there are no obligations under any such contracts as of February 28, 2007.

The Company has never received a cash dividend (repatriation of cash) from SMSC Japan.

Item 8. — *Financial Statements and Supplementary Data*

The financial statements and supplementary data required by this item are set forth in Part IV Item 15(a) — *Financial Statements*, of this Report.

Item 9. — *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

None.

Item 9.A. — *Controls and Procedures*

Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of February 28, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Disclosure controls and procedures include controls and procedures designed to reasonably assure that information required to be disclosed in the Company's reports filed under the Exchange Act, such as this Form 10-K, are recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission's (SEC's) rules and forms. Disclosure controls and procedures are also designed to reasonably assure that such information is accumulated and communicated to the Company's management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Based upon this evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of February 28, 2007, the Company's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the SEC, and that material information relating to SMSC and its consolidated subsidiaries is accumulated and communicated to the Company's management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3) Provide reasonable assurances regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of its internal control over financial reporting as of February 28, 2007 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its report entitled *Internal Control-Integrated Framework*. Based upon this assessment, management has concluded that, as of February 28, 2007, the Company's internal control over financial reporting is effective based on those criteria.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of February 28, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

No change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended February 28, 2007 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

In fiscal 2007, the Company completed the process of incorporating its controls and procedures into OASIS (acquired on March 30, 2005) and has included such in its assessment of the Company's internal control over financial reporting as of February 28, 2007.

Item 9.B. — *Other Information*

None.

PART III

The information required by Items 10, 11, 12, 13 and 14 of Part III of this Report, to the extent not set forth herein, is incorporated herein by reference from the registrant's definitive proxy statement relating to the annual meeting of stockholders to be held in 2007, which definitive proxy statement shall be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Report relates.

The information concerning the Company's code of ethics as required by Part III of this Report is incorporated herein by reference to the section entitled "Code of Business Conduct and Ethics" appearing in the 2007 Proxy Statement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STANDARD MICROSYSTEMS CORPORATION
(Registrant)

By: /s/ JOSEPH S. DURKO

Joseph S. Durko
Vice President, Corporate Controller and
Chief Accounting Officer (duly authorized officer)

Date: April 30, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated.

Signature and Title	Date
/s/ STEVEN J. BILODEAU Steven J. Bilodeau Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	April 30, 2007
/s/ DAVID S. SMITH David S. Smith Senior Vice President, Chief Financial Officer (Principal Financial Officer)	April 30, 2007
/s/ ANDREW M. CAGGIA Andrew M. Caggia Director	April 30, 2007
/s/ TIMOTHY P. CRAIG Timothy P. Craig Director	April 30, 2007
/s/ JAMES A. DONAHUE James A. Donahue Director	April 30, 2007
/s/ PETER F. DICKS Peter F. Dicks Director	April 30, 2007
/s/ IVAN T. FRISCH Ivan T. Frisch Director	April 30, 2007

PART IV

Item 15. ***Exhibits and Financial Statement Schedules.***

1. Consolidated Financial Statements (See Item 8):

   Report of Independent Registered Public Accounting Firm

   Consolidated Balance Sheets as of February 28, 2007 and February 28, 2006

   Consolidated Statements of Operations for the three years ended February 28, 2007

   Consolidated Statements of Shareholders' Equity for the three years ended February 28, 2007

   Consolidated Statements of Cash Flows for the three years ended February 28, 2007

   Notes to Consolidated Financial Statements

2. Financial Statement Schedules:

   Schedule II — Valuation and Qualifying Accounts

   Schedules not listed above have been omitted because they are not applicable, not required or the information required to be set forth therein is included in the Consolidated Financial Statements or notes thereto.

   The consolidated financial statements and financial statement schedule listed in Section 1 and Section 2 of this Item 15, respectively, appear within this report immediately following the Index to Exhibits.

3. Exhibits:

   Exhibits, which are listed on the Index to Exhibits, are filed as part of this report and such Index to Exhibits is incorporated by reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Standard Microsystems Corporation:

We have completed integrated audits of Standard Microsystems Corporation's consolidated financial statements and of its internal control over financial reporting as of February 28, 2007, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Standard Microsystems Corporation and its subsidiaries at February 28, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended February 28, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in fiscal 2007 and the manner in which it accounts for defined benefit pension plans effective February 28, 2007.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of February 28, 2007 based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 28, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

New York, New York
April 30, 2007

STANDARD MICROSYSTEMS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of February 28,	2007	2006
	(In thousands, except per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 36,255	$ 43,932
Short-term investments	123,768	111,101
Accounts receivable, net of allowance for doubtful accounts of $438 and $536, at February 28, 2007 and 2006, respectively	40,662	39,802
Inventories	50,873	41,861
Deferred income taxes	19,312	17,457
Other current assets	8,751	5,651
Total current assets	279,621	259,804
Property, plant and equipment, net	58,020	38,140
Goodwill	98,259	94,606
Intangible assets, net	40,256	44,039
Deferred income taxes	7,094	8,307
Other assets	3,037	3,314
TOTAL ASSETS	$486,287	$448,210
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 25,617	$ 27,220
Deferred income on shipments to distributors	12,752	13,205
Accrued consideration payable pursuant to business acquisition agreement	—	17,750
Accrued expenses, income taxes and other liabilities	29,026	28,919
Total current liabilities	67,395	87,094
Deferred income taxes	10,100	9,817
Other liabilities	16,850	17,330
Commitments and contingencies Shareholders' equity:		
Preferred stock, $0.10 par value, authorized 1,000 shares, none issued	—	—
Common stock, $0.10 par value, authorized 85,000 shares, issued 25,113 and 23,999 shares, and outstanding 22,868 and 22,007 shares, as of February 28, 2007 and 2006, respectively	2,511	2,400
Additional paid-in capital	276,701	250,792
Retained earnings	139,657	112,642
Treasury stock, 2,245 and 1,992 shares, as of February 28, 2007 and 2006, respectively, at cost	(32,038)	(25,961)
Deferred stock-based compensation	—	(3,953)
Accumulated other comprehensive (loss) income	5,111	(1,951)
Total shareholders' equity	391,942	333,969
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$486,287	$448,210

The accompanying notes are an integral part of these consolidated financial statements.

STANDARD MICROSYSTEMS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Fiscal Years Ended February 28,	2007	2006	2005
	(In thousands, except per share data)		
Product sales	$359,010	$308,345	$197,803
Intellectual property revenues	11,584	10,773	11,012
	370,594	319,118	208,815
Operating expenses (income):			
Costs of goods sold (exclusive of amortization shown below)	193,497	172,309	114,066
Research and development	66,585	58,274	42,988
Selling, general and administrative	73,500	68,508	48,759
Amortization of intangible assets	6,364	5,802	1,113
In-process research and development	—	895	—
Gains on real estate transactions	—	—	(1,017)
Settlement charge	—	—	6,000
Income (loss) from operations	30,648	13,330	(3,094)
Interest income	4,695	3,288	2,532
Interest expense	(306)	(56)	(134)
Other income (expense)	240	(20)	31
Income (loss) before income taxes	35,277	16,542	(665)
Provision for (benefit from) income taxes	8,262	4,512	(2,267)
Net income	$ 27,015	$ 12,030	$ 1,602
Basic net income per share:	$ 1.22	$ 0.58	$ 0.09
Diluted net income per share:	$ 1.16	$ 0.55	$ 0.08

The accompanying notes are an integral part of these consolidated financial statements.

STANDARD MICROSYSTEMS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock		Deferred Stock-Based Compensation	Accumulated Other Comprehensive (Loss) Income	Total
	Shares	Amount			Shares	Amount			
					(In thousands)				
Balance at February 29, 2004	20,191	2,019	181,830	99,010	(1,820)	(23,454)	(1,962)	4,659	262,102
Comprehensive income:									
Net income	—	—	—	1,602	—	—	—	—	1,602
Other comprehensive income									
Change in unrealized gain (loss) on investments	—	—	—	—	—	—	—	(47)	(47)
Foreign currency translation adjustment	—	—	—	—	—	—	—	442	442
Total other comprehensive income									395
Total comprehensive income									1,997
Stock options exercised	310	31	4,187	—	—	—	—	—	4,218
Tax benefit from employee stock plans	—	—	872	—	—	—	—	—	872
Stock-based compensation	32	3	965	—	—	—	(916)	—	52
Amortization of deferred stock-based compensation	—	—	—	—	—	—	953	—	953
Purchases of treasury stock	—	—	—	—	(22)	(345)	—	—	(345)
Balance at February 28, 2005	20,533	$2,053	$187,854	$100,612	(1,842)	$(23,799)	$(1,925)	$ 5,054	$269,849
Comprehensive income:									
Net income	—	—	—	12,030	—	—	—	—	12,030
Other comprehensive loss									
Change in unrealized gain on investments	—	—	—	—	—	—	—	40	40
Foreign currency translation adjustment	—	—	—	—	—	—	—	(7,045)	(7,045)
Total other comprehensive loss									(7,005)
Total comprehensive income									5,025
Issuance of common stock for business acquisition	2,072	207	35,575	—	—	—	—	—	35,782
Stock options exercised	1,219	122	17,982	—	—	—	—	—	18,104
Tax benefit from employee stock plans	—	—	5,693	—	—	—	—	—	5,693
Stock-based compensation	175	18	3,688	—	—	—	(3,620)	—	86
Amortization of deferred stock-based compensation	—	—	—	—	—	—	1,592	—	1,592
Purchases of treasury stock	—	—	—	—	(150)	(2,162)	—	—	(2,162)
Balance at February 28, 2006	23,999	$2,400	$250,792	$112,642	(1,992)	$(25,961)	$(3,953)	$(1,951)	$333,969
Impact of initially applying SFAS No. 123(R)	—	—	(3,953)	—	—	—	3,953	—	—
Comprehensive income:									
Net income	—	—	—	27,015	—	—	—	—	27,015
Other comprehensive income									
Change in unrealized loss on investments	—	—	—	—	—	—	—	(2)	(2)
Foreign currency translation adjustment	—	—	—	—	—	—	—	7,568	7,568
Total other comprehensive income									7,566
Total comprehensive income									34,581
Adjustment for initially applying SFAS No. 158, net of tax	—	—	—	—	—	—	—	(504)	(504)
Issuance of common stock for business acquisition	162	16	3,996	—	—	—	—	—	4,012
Stock options exercised	883	88	14,376	—	—	—	—	—	14,464
Tax benefit from employee stock plans	—	—	527	—	—	—	—	—	527
Stock-based compensation	69	7	10,963	—	—	—	—	—	10,970
Purchases of treasury stock	—	—	—	—	(253)	(6,077)	—	—	(6,077)
Balance at February 28, 2007	25,113	$2,511	$276,701	$139,657	(2,245)	$(32,038)	$ —	$ 5,111	$391,942

The accompanying notes are an integral part of these consolidated financial statements.

STANDARD MICROSYSTEMS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Fiscal Years Ended February 28,	2007	2006	2005
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 27,015	$ 12,030	$ 1,602
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	19,316	16,654	11,534
Tax benefits from employee stock plans	—	5,693	872
Excess tax benefits from stock-based compensation	(527)	—	—
In-process research and development charge	—	895	—
Stock-based compensation	5,530	13,079	1,130
Deferred income taxes	1,399	323	87
Gains on sales of investments and property	—	—	(1,017)
Non-cash asset impairments and write-offs	—	—	2,734
Other adjustments, net	—	(157)	(35)
Changes in operating assets and liabilities, net of business acquisition impact:			
Accounts receivable	(217)	(11,396)	(7,023)
Inventories	(8,520)	3,295	(10,056)
Accounts payable, accrued expenses and other liabilities	(4,629)	10,669	2,734
Deferred income	(452)	5,423	(35)
Income taxes receivable and payable	167	(4,439)	3,415
Other changes, net	(2,117)	1,363	(3,476)
Net cash provided by operating activities	36,965	53,432	3,536
Cash flows from investing activities:			
Capital expenditures	(26,995)	(23,750)	(8,432)
Acquisition of OASIS SiliconSystems Holding AG, net of cash acquired	(12,555)	(60,084)	—
Purchases of short-term and long-term investments	(592,107)	(581,659)	(434,355)
Sales and maturities of short-term and long-term investments	579,440	527,119	537,617
Sales of property, plant and equipment	265	22	1,670
Other	—	(154)	22
Net cash (used for) provided by investing activities	(51,952)	(138,506)	96,522
Cash flows from financing activities:			
Excess tax benefits from stock-based compensation	527	—	—
Proceeds from issuance of common stock	14,464	18,104	4,218
Purchases of treasury stock	(6,077)	(2,162)	(345)
Repayments of obligations under capital leases and notes payable	(1,522)	(1,955)	(2,144)
Net cash provided by financing activities	7,392	13,987	1,729
Effect of foreign exchange rate changes on cash and cash equivalents	(82)	(1,107)	289
Net (decrease) increase in cash and cash equivalents	(7,677)	(72,194)	102,076
Cash and cash equivalents at beginning of year	43,932	116,126	14,050
Cash and cash equivalents at end of year	$ 36,255	$ 43,932	$ 116,126

The accompanying notes are an integral part of these consolidated financial statements.

STANDARD MICROSYSTEMS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Standard Microsystems Corporation (the "Company" or "SMSC"), a Delaware corporation founded in 1971 and headquartered in Hauppauge, New York, is a worldwide supplier of digital, mixed-signal and analog integrated circuits for a broad range of high-speed communication and computing applications, serving such markets as mobile and desktop PCs, servers, consumer electronics, automotive infotainment and industrial applications. The Company's products provide solutions in mixed-signal PC system control, USB connectivity, networking and embedded control systems.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The Company's fiscal year ends on the last day in February. The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all significant intercompany accounts and transactions.

Reclassifications

Certain items in the prior years' consolidated financial statements have been reclassified to conform to the fiscal 2007 presentation.

The Company has opted to present its Condensed Consolidated Statements of Cash Flows using the indirect method, beginning with the fiscal quarter ended May 31, 2006. The Condensed Consolidated Statements of Cash Flows for the fiscal years ended February 28, 2006 and 2005 have been conformed to this presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The Company bases the estimates and assumptions on historical experience and on various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue from product sales to OEMs and end-users at the time of shipment, net of appropriate reserves for product returns and allowances. The Company's terms of shipment are customarily FOB shipping point. Shipping and handling costs are included within costs of goods sold.

Certain of the Company's products are sold to electronic component distributors under agreements providing for price protection and rights to return unsold merchandise. Accordingly, recognition of revenue and associated gross profit on shipments to a majority of the Company's distributors are deferred until the distributors resell the products. At the time of shipment to distributors, the Company records a trade receivable for the selling price, relieves inventory for the carrying value of goods shipped, and records this gross margin as deferred income on shipments to distributors on the consolidated balance sheet. This deferred income represents the gross margin on the initial sale to the distributor; however, the amount of gross margin recognized in future consolidated statements of operations will typically be less than the originally recorded deferred income as a result of price allowances. Price allowances offered to distributors are recognized as reductions in product sales when incurred, which is generally at the time the distributor resells the product.

Shipments made by the Company's Japanese subsidiary to distributors in Japan are made under agreements that permit limited or no stock return or price protection privileges. Revenue for shipments to distributors in Japan is recognized upon shipment to the distributor.

Revenue recognition for special intellectual property payments received in fiscal 2007, 2006 and 2005 is discussed in Note 9. The Company recognizes its other intellectual property revenues upon notification of sales of the licensed technology by its licensees. The terms of the Company's licensing agreements generally require licensees to give notification to the Company and to pay royalties no later than 60 days after the end of the quarter in which the sales take place.

Warranty Costs

The Company generally warrants its products against defects in materials and workmanship and non-conformance to specifications for varying lengths of time, typically twelve to twenty four months. The majority of the Company's product warranty claims are settled through the return of the defective product and shipment of replacement product. Warranty returns are included within the Company's allowance for returns, which is based on historical return rates. Actual future returns could differ from the allowance established. In addition, the Company accrues a liability for specific warranty costs expected to be settled other than through product return and replacement, if a loss is probable and can be reasonably estimated. Product warranty expenses during fiscal 2007, 2006 and 2005 were not material.

Cash and Cash Equivalents

Cash and cash equivalents consist principally of cash in banks and highly liquid instruments purchased with original maturities of three months or less.

Investments

Short-term investments consist of investments in obligations with maturities of between three and twelve months, at acquisition, and investments in auction rate securities. All of these investments are classified as available-for-sale. The costs of these short-term investments approximate their market values as of February 28, 2007 and 2006.

The Company invests excess cash in a variety of marketable securities, including auction rate securities. Auction rate securities have long-term underlying maturities, but have interest rates that are reset every 90 days or less, at which time the securities can typically be purchased or sold, creating a highly liquid market. The Company's intent is not to hold these securities to maturity, but rather to use the interest rate reset feature to provide liquidity as necessary. The Company's investment in these securities provides higher yields than money market and other cash equivalent investments.

The Company classifies all marketable debt and equity securities with remaining maturities of greater than one year, excluding auction rate securities, as long-term investments. The Company held no long-term investments at February 28, 2007 or 2006.

Investments in readily marketable, publicly traded equity securities are classified as available-for-sale and are carried at fair value on the consolidated balance sheets. Unrealized gains and temporary losses on such securities, net of taxes, are reported in accumulated other comprehensive income within shareholders' equity. Impairment charges on these investments are recorded if declines in value are deemed to be other than temporary.

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to their short maturities.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash, cash equivalents, short-term and long-term investments (including auction rate securities) and accounts receivable. The Company invests its cash in bank accounts and money market accounts with major financial institutions, in U.S. Treasury and agency obligations, and in debt securities of corporations and agencies with high credit quality. By policy, the Company seeks to limit credit exposure on investments through diversification and by restricting its investments to highly rated securities.

The Company's accounts receivable result from trade credit extended on shipments to original equipment manufacturers, original design manufacturers and electronic component distributors. The Company can have individually significant accounts receivable balances from its larger customers. At February 28, 2007, there was one customer that individually accounted for more than 10% of accounts receivable, with a balance of $7.1 million. At February 28, 2006, three customers each individually accounted for more than 10% of accounts receivable, with a balance of $7.1 million. At February 28, 2006, three customers each individually accounted for more than 10% of accounts receivable, with balances of $6.3 million, $4.9 million and $4.3 million, respectively. The Company manages its concentration of credit risk on accounts receivable by performing ongoing credit evaluations of its customers' financial condition and limiting the extension of credit when deemed necessary. In addition, although the Company generally does not request collateral in advance of shipment, prepayments or standby letters of credit may be required in certain circumstances. The Company maintains an allowance for potential credit losses, taking into consideration the overall quality and aging of the accounts receivable portfolio and specifically identified customer risks.

Sales were adversely impacted in fiscal 2005 by an accounts receivable collectability issue with one of its Taiwan-based component distributors. In the third quarter of fiscal 2005, the Company determined that this long-time customer, whose credit and payment history with the Company had consistently been satisfactory, was experiencing financial distress and a lack of liquidity. As collectability was not reasonably assured, the Company deferred recognition of approximately $5.4 million of product sales and corresponding trade receivables for shipments made to this distributor during the second half of fiscal 2005. The related inventory for these product sales, at a cost of approximately $2.7 million, had already been shipped to and resold by the distributor prior to identification of the collectability issue and was fully charged to costs of goods sold in fiscal 2005. As the financial condition of this customer is still uncertain, the Company has ceased conducting business with this distributor. Future recovery of the remaining unpaid obligation to SMSC is as yet uncertain. The Company successfully arranged alternate channels for delivery of these products to its end customers, and no disruption occurred in the supply of the Company's products.

Inventories and Costs of Goods Sold

Inventories are valued at the lower of first-in, first-out cost or market. The Company establishes inventory allowances for estimated obsolescence or unmarketable inventory for the difference between the cost of inventory and estimated realizable value based upon assumptions about future demand and market conditions.

Costs of goods sold includes the cost of inventory, shipping and handling costs borne by the Company in connection with shipments to customers, royalties associated with certain products and depreciation on productive assets (principally, test equipment and facilities). However, costs of goods sold do not include amortization of certain intangible assets associated with the intellectual property used in the design process.

Property, Plant and Equipment

Property, plant and equipment are carried at cost and depreciated on a straight-line basis over the estimated useful lives of the buildings (2 to 25 years) and machinery and equipment (3 to 7 years). Upon sale or retirement of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected currently in the Company's consolidated statement of operations.

Depreciation expense related to property, plant and equipment was $13.0 million, $10.9 million and $10.4 million, for the fiscal years ended February 28, 2007, 2006 and 2005, respectively.

Cost-Basis Investments

Equity investments representing an ownership interest of less than 20% in non-publicly traded companies are carried at cost. Changes in the values of these investments are not recognized unless they are sold, or an impairment in value is deemed to be other than temporary.

Long-Lived Assets

The Company assesses the recoverability of long-lived assets, including property, plant and equipment and intangible assets, whenever events or changes in circumstances indicate that future undiscounted cash flows expected to be generated by an asset's disposition or use may not be sufficient to support its carrying value. If such cash flows are not sufficient to support the asset's recorded value, an impairment charge is recognized upon completion of such assessment to reduce the carrying value of the long-lived asset to its estimated fair value.

Goodwill and Purchased Intangible Assets

Goodwill is recorded as the difference, if any, between the aggregate value of consideration exchanged for an acquired business and the fair value of the net tangible and intangible assets acquired (as stated at fair value, measured as of the acquisition date). In accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), goodwill and purchased intangibles with indefinite lives are not amortized but are tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Purchased intangible assets with finite useful lives are amortized over their estimated useful lives and are reviewed for impairment in value when indicators of impairment, such as reductions in demand, are present. The Company conducts annual reviews for potential impairment in the fourth quarter of each fiscal year.

Research and Development

Expenditures for research and development are expensed in the period incurred.

Advertising Expense

Advertising costs are expensed in the period incurred and are not material to the results of operations in any of the periods presented.

Stock-Based Compensation

The Company has several stock-based compensation plans in effect under which incentive stock options, non-qualified stock options, restricted stock awards ("RSAs") and stock appreciation rights ("SARs") are granted to employees and directors. Stock options and SARs are granted with exercise prices equal to the fair value of the underlying shares on the date of grant. New shares are issued in settling stock option exercises and restricted stock awards.

Effective March 1, 2006 the Company adopted FASB SFAS No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123R"). SFAS 123R supersedes Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and related interpretations and amends SFAS No. 95, *Statement of Cash Flows.*

SFAS 123R requires all share-based payments to employees, including grants of employee stock options, restricted stock units and employee stock purchase rights, to be recognized in the financial statements based on their respective grant date fair values and does not allow the previously permitted pro forma disclosure-only method as an alternative to financial statement recognition. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under previous literature. In March 2005 the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107"), which provides guidance regarding the interaction of SFAS 123R and certain SEC rules and regulations. The Company considered the provisions of SAB 107 in its adoption of SFAS 123R.

The Company elected the modified prospective transition method as permitted by SFAS 123R. Accordingly, prior periods have not been revised to reflect the impact of SFAS 123R. Under this transition method, compensation cost recognized for fiscal year 2007 includes: (i) compensation cost for all stock-based payments granted prior to, but not yet vested as of, February 28, 2006 (based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), and previously presented in the pro forma footnote disclosures); and (ii) compensation cost for all stock-based payments granted or modified subsequent to February 28, 2006 (based on fair values estimated in accordance with the new provisions of SFAS No. 123R).

In connection with the implementation of SFAS 123R, the Company elected the long form method in determining our additional paid-in capital pool of windfall benefits and the graded vesting method to amortize compensation expense over the service period. The estimated value of the Company's stock-based awards (including stock options, restricted stock awards and stock appreciation rights), less expected forfeitures, is amortized over the awards' respective requisite service period, which is generally the vesting period, ratably or on a straight-line basis. As a result of adopting SFAS 123R, income from operations and income before income taxes for the twelve month period ended February 28, 2007 decreased by $5.7 million over what would have been reported on the prior accounting basis. Net income for the twelve month period ended February 28, 2007 decreased by approximately $3.7 million. Basic and diluted earnings per share decreased by $.17 and $.16, respectively. The implementation of SFAS 123R increased cash flows from financing activities by $0.5 million during fiscal 2007.

Share-based compensation recognized in fiscal 2007 as a result of the adoption of SFAS 123(R), as well as pro forma disclosures according to the original provisions of SFAS 123 for periods prior to the adoption of SFAS 123(R), use the Black-Scholes option pricing model for estimating the fair value of options and SARs granted. The Black-Scholes model requires certain assumptions, judgements and estimates by the Company to determine fair value, including expected stock price volatility, risk-free interest rate, and expected life. The Company based the expected volatility on historical volatility. Additionally, the Company based the expected life of options, RSAs and SARs granted on an actuarial model. Share-based compensation related to RSAs is calculated based on the market price of the Company's common stock on the date of grant. There were no dividends expected to be paid on the Company's common stock over the expected lives estimated.

Pro Forma Disclosures under SFAS 123 for Periods Prior to Fiscal 2007

Prior to fiscal 2007, the Company followed the disclosure-only provisions of SFAS 123 for stock options. The Company recognized the cost of SARs and RSAs on the basis of current and grant date intrinsic values, respectively. Pursuant to SFAS 123, for pro forma disclosure purposes only, the estimated fair market value of the Company's options is amortized as an expense over the options' vesting periods. The fair value of each option grant, as defined by SFAS 123, is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes model, as well as other currently accepted option valuation models, was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, existing valuation models may not necessarily provide a reliable single measure of the fair value of employee stock options.

The fair value of stock options issued has been estimated at the dates of grant using a Black-Scholes option-pricing model with the following weighted average assumptions:

	Twelve Months Ended February 28, 2006	Twelve Months Ended February 28, 2005
Dividend yield	—	—
Expected volatility	0.58	0.59
Risk-free interest rates	4.68	3.83
Expected lives (in years)	4.60	4.20

The following table presents the pro-forma effect on net income and earnings per share as if the Company had applied the fair-value recognition provisions of SFAS 123 to all of its share-based compensation awards for the twelve-month periods ended February 28, 2006 and February 28, 2005:

	Twelve Months Ended February 28, 2006	Twelve Months Ended February 28, 2005
Net income — as reported	$ 12,030	$ 1,602
Add: Stock-based compensation expense included in net income, net of taxes — as reported	9,352	728
Deduct: Stock-based compensation expense determined using the fair value method for all awards, net of taxes	(12,079)	(7,760)
Net income (loss) — pro forma	$ 9,303	$(5,430)
Basic net income per share — as reported	$ 0.58	$ 0.09
Diluted net income per share — as reported	$ 0.55	$ 0.08
Basic net income (loss) per share — pro forma	$ 0.45	$ (0.30)
Diluted net income (loss) per share — pro forma	$ 0.43	$ (0.30)

Income Taxes

Deferred income taxes are provided on temporary differences that arise in the recording of transactions for financial and tax reporting purposes and result in deferred tax assets and liabilities. Deferred tax assets are reduced by an appropriate valuation allowance if, in management's judgment, part of the deferred tax asset will not be realized. Tax credits are accounted for as reductions of the current provision for income taxes in the year in which they are earned.

Translation of Foreign Currencies

The functional currencies of the Company's foreign subsidiaries are their respective local currencies. Assets and liabilities of foreign subsidiaries are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of their operations are translated using the average exchange rates during the period. Resulting translation adjustments are recorded within accumulated other comprehensive income within shareholders' equity.

Foreign Exchange Contracts

The majority of the Company's revenues, expenses and capital expenditures are transacted in U.S. dollars. However, the Company does transact business in other currencies, primarily the Japanese Yen and the euro. From time to time, the Company has entered into forward currency exchange contracts to hedge against the impact of currency fluctuations on transactions not denominated in the functional currency of the transacting entity. The intent of these contracts is to offset foreign currency transaction gains and losses with gains and losses on the forward contracts, so as to help mitigate the risks associated with currency exchange rate fluctuations. The Company does not enter into forward currency exchange contracts for speculative or trading purposes. Gains and losses on such contracts have not been significant. As of February 28, 2007 and 2006, there are no outstanding commitments under foreign exchange contracts.

Other Comprehensive Income

The Company's other comprehensive income (loss) consists of foreign currency translation adjustments, unrealized gains and losses on investments and changes in the over-funded or under-funded status of defined benefit pension obligations.

The components of accumulated other comprehensive income, net of tax, were as follows:

	Unrealized Gains and Losses on Investments	Foreign Currency Items	Minimum Pension Liability Adjustment	Accumulated Other Comprehensive Income
Beginning balance	$(18)	$(1,933)	$ 0	$(1,951)
Current-period change	(2)	7,568	(504)	7,062
Ending balance	$(20)	$ 5,635	$(504)	$ 5,111

Recent Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115.* SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective of SFAS No. 159 is to provide opportunities to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply hedge accounting provisions. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 (SMSC's fiscal year ending February 28, 2009). The Company is currently evaluating the impact, if any, the adoption of SFAS No. 159 will have on its financial position, results of operations and cash flows.

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Income Tax Uncertainties* ("FIN 48"). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. The recently issued literature also provides guidance on the de-recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties.

FIN 48 is effective for fiscal years beginning after December 15, 2006 (SMSC's fiscal year ending February 28, 2008). The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company is still evaluating the impact, if any, of adopting the provisions of FIN 48 on its consolidated financial position and results of operations during fiscal 2008.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*, which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 is effective for fiscal years ending after November 15, 2006 (SMSC's fiscal year ending February 28, 2007). Applying the provisions of SAB No. 108 had no material impact on our consolidated financial position and results of operations during our fiscal year ended February 28, 2007.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 (SMSC's fiscal year ending February 28, 2009). We plan to adopt SFAS No. 157 beginning in the first quarter of fiscal 2009. The Company is currently evaluating the impact, if any, the adoption of SFAS No. 157 will have on its financial position, results of operations and cash flows.

In September 2006, the FASB issued SFAS No. 158, "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*" an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("SFAS 158"). SFAS 158 requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires the measurement of defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position (with limited exceptions). Under SFAS 158, the Company is required to recognize the funded status of its defined benefit postretirement plan and to provide the required disclosures commencing as of February 28, 2007. On February 28, 2007, the Company adopted the recognition and disclosure provisions of SFAS 158, the effect of which is disclosed in Note 12.

3. NET INCOME PER SHARE

Basic net income per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income by the sum of the weighted average common shares outstanding during the period plus the dilutive effect of unvested restricted stock awards and shares issuable through stock options using the treasury stock method. Shares used in calculating basic and diluted net income per share are reconciled as follows:

For the Fiscal Years Ended February 28,	2007	2006	2005
		(In thousands)	
Average shares outstanding for basic net income per share	22,097	20,783	18,376
Dilutive effect of stock options and unvested restricted stock awards	1,162	1,215	942
Average shares outstanding for diluted net income per share	23,259	21,998	19,318

During fiscal 2007, 2006 and 2005, stock options covering 682,000, 1,186,000 and 1,239,000 common shares, respectively, were excluded from the computation of diluted net income per share, because their effects were anti-dilutive.

4. BUSINESS ACQUISITION

On March 30, 2005, SMSC announced the completion of its acquisition of OASIS SiliconSystems Holding AG and subsidiaries ("OASIS"). Based in Karlsruhe, Germany, OASIS is engaged in the development and marketing of integrated circuits that enable networking of multimedia devices for automotive infotainment applications.

The transaction was accounted for as a purchase in accordance with the provisions of SFAS No. 141, *Business Combinations* ("SFAS 141"), whereby the purchase price for OASIS was allocated to net tangible and intangible assets acquired, based upon their respective fair values as of March 30, 2005. The results of OASIS' operations subsequent to March 30, 2005 have been included in the Company's consolidated results of operations.

SMSC acquired all of OASIS' outstanding capital stock in exchange for initial consideration of $118.6 million, including approximately 2.1 million shares of SMSC common stock valued for accounting purposes at $35.8 million, $79.5 million of cash, and approximately $3.3 million of direct acquisition costs, including legal, banking, accounting and valuation fees. The tangible assets of OASIS at March 30, 2005 included approximately $22.4 million of cash and cash equivalents, resulting in an initial net cash outlay of approximately $60.4 million. SMSC's existing cash balances were the source of the cash used in the transaction. For accounting purposes, the value of the SMSC common stock was determined using the average value of the stock for the two days before and after the date the terms of the acquisition were announced.

The terms of the agreement also provided the former OASIS shareholders the opportunity to earn up to $20 million of additional consideration, based upon achieving certain fiscal 2006 performance goals, the amount earned of which was indeterminable until February 28, 2006. Based upon fiscal 2006 performance and per the computation completed and submitted on April 28, 2006, the former OASIS shareholders earned approximately $16.4 million of additional consideration, consisting of approximately 0.2 million shares of SMSC common stock valued for accounting purposes as of May 9, 2006 at $4.0 million, and approximately $12.4 million of cash, all of which was tendered and paid during the first quarter of fiscal 2007. SMSC's existing cash balances were used to fund the cash portion of the additional consideration. The fair value of the shares tendered was approximately $1.4 million less at the settlement date than had been estimated as of February 28, 2006, resulting in a corresponding adjustment to Goodwill in the nine-month period ended November 30, 2006. The following table summarizes the final components of the purchase price (in millions):

Initial Consideration	
Cash	$ 79.5
SMSC common stock (2.1 million shares)	35.8
Transaction costs	3.3
	118.6
Additional Consideration	
Cash	12.4
SMSC common stock (0.2 million shares)	4.0
Transaction costs	0.2
	16.6
Total Consideration and Allocation of Purchase Price	$135.2

The following table summarizes the allocation of the purchase price (in millions):

Cash and cash equivalents	$ 22.4
Accounts receivable	5.8
Inventory	12.9
Other current assets	0.5
Identifiable intangible assets:	
Purchased technology	32.4
Customer relationships	10.5
Trademark	5.4
Other	0.6
Property and equipment	2.7
Goodwill	67.8
Deferred income tax benefits	0.6
Accounts payable	(1.7)
Accrued expenses and income taxes	(6.5)
Deferred income tax liabilities	(19.1)
In-process research and development	0.9
	$135.2

A substantial portion of OASIS' net assets, including goodwill and identifiable intangible assets, are located in Europe, and the functional currency of OASIS' operations in Europe is the euro. Accordingly, these euro-denominated net assets are translated into U.S. dollars at period-end exchange rates and gains or losses arising from translation are included as a component of accumulated other comprehensive income within shareholders' equity.

In accordance with the provisions of SFAS No. 141, OASIS' finished goods inventory was valued at estimated selling prices less the costs of disposal and a reasonable profit allowance for the related selling effort; work-in-process inventory was valued at estimated selling prices of the finished goods less costs to complete, costs of disposal, and a reasonable profit allowance for the completing and selling efforts; and raw materials were valued at current replacement costs. These values initially exceeded OASIS' historical inventory cost by approximately $1.7 million. This value was included within the $12.9 million of fair value assigned to OASIS' inventory at March 30, 2005, and was recorded as a component of costs of goods sold as the underlying inventory was sold between April 2005 and September 2005.

The estimated fair value attributed to purchased technology was determined based upon a discounted forecast of the estimated net future cash flows to be generated from the technologies, using a discount rate of 25%. The estimated fair value of purchased technology is being amortized over a period of 8 years on a straight-line basis, which approximates the pattern in which the economic benefits of the technology are expected to be realized.

The estimated fair value attributed to customer relationships was determined based on a discounted forecast of the estimated net future cash flows to be generated from the relationships, discounted at a rate of 23%. The estimated fair value of the customer relationships is being amortized over a period of 8 years on a straight-line basis, which approximates the pattern in which the economic benefits of the customer relationships are expected to be realized.

OASIS owns certain trademarks related to its multimedia networking technology. The estimated fair value attributed to these trademarks was determined by calculating the present value of the royalty savings related to the trademarks using an assumed royalty rate of 1.5% and a discount rate of 23%. These trademarks have indefinite lives and are therefore not being amortized. They are subject to an impairment test on an annual basis, or when an event or circumstance occurs indicating a possible impairment in value.

Goodwill represents the excess of the purchase price over the fair values of the net tangible and intangible assets acquired. This acquisition significantly expanded SMSC's sales of integrated circuits into automotive infotainment markets, and provides opportunities for expanded revenues into other applications, including consumer networking. It also added an assembled workforce of approximately 150 employees to SMSC's operations. These factors contributed to recognition of goodwill as a component of the purchase price. In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), goodwill is not amortized but tested for impairment at least annually, or when an event or circumstance occurs indicating a possible impairment in value.

The $0.9 million allocated to in-process research and development represented the fair value of purchased in-process technology for research projects that, as of the March 30, 2005 closing date of the acquisition, had not reached technological feasibility and had no alternative future uses. This value was based upon discounted cash flows attributable to the projects using a discount rate of 28%, the estimated time to complete the projects and the levels of risks involved. These projects were primarily focused on deployment of certain technology into consumer applications. The $0.9 million estimated fair value of in-process research and development is reflected within operating expenses in the fiscal year ended February 28, 2006.

The following unaudited pro forma financial information presents the combined operating results of SMSC and OASIS as if the acquisition had occurred as of the beginning of each period presented. Pro forma data is subject to various assumptions and estimates, and is presented for informational purposes only. This pro forma data does not purport to represent or be indicative of the consolidated operating results that would have been reported had the transaction been completed as described herein, and the data should not be taken as indicative of future consolidated operating results. Pro forma financial information for the fiscal years ended February 28, 2006 and 2005 is as follows (in millions, except per share data):

For the Fiscal Years Ended February 28,	2006	2005
	(In millions, except per share data)	
Revenues	$323.3	$260.3
Net income (loss)	$ 11.5	$ (1.7)
Basic net income (loss) per share	$ 0.55	$(0.08)
Diluted net income (loss) per share	$ 0.52	$(0.08)

5. GOODWILL AND INTANGIBLE ASSETS

The Company's March 2005 acquisition of OASIS included the purchase of $42.9 million of finite-lived intangible assets, an indefinite-lived trademark of $5.4 million, and goodwill of $67.8 million. Some of these intangible assets are denominated in currencies other than the U.S. dollar, and these March 2005 values reflect foreign exchange rates in effect on the date of the transaction. The Company's June 2002 acquisition of Tucson, Arizona-based Gain Technology Corporation included the acquisition of $7.1 million of finite-lived intangible assets and $29.4 million of goodwill, after adjustments.

In accordance with the provisions of SFAS 142, goodwill is not amortized, but is tested for impairment in value annually, as well as when an event or circumstance occurs indicating a possible impairment in value. The Company performs an annual goodwill impairment review during the fourth quarter of each fiscal year, and completed its most recent annual review during the fourth quarter of fiscal 2007, during which no impairment in value was identified.

All finite-lived intangible assets are being amortized on a straight-line basis, which approximates the pattern in which the estimated economic benefits of the assets are realized, over their estimated useful lives. Existing technologies have been assigned estimated useful lives of between six and eight years, with a weighted-average useful life of approximately eight years. Customer relationships and contracts have been assigned useful lives of between one and ten years, with a weighted-average useful life of approximately eight years.

Intangible assets that are denominated in a functional currency other than the U.S. dollar have been translated into U.S. dollars using the exchange rate in effect on the reporting date. As of February 28, 2007 and 2006, the Company's identifiable intangible assets consisted of the following:

As of February 28,	2007 Cost	2007 Accumulated Amortization	2006 Cost	2006 Accumulated Amortization
	(In thousands)			
Purchased technologies	$38,846	$12,718	$37,280	$7,425
Customer relationships and contracts	10,988	2,709	10,040	1,235
Total — finite-lived intangible assets	49,834	15,427	47,320	8,660
Trademark and other	5,849	—	5,379	—
	$55,683	$15,427	$52,699	$8,660

Total amortization expense recorded for finite-lived intangible assets was $6.4 million, $5.8 million and $1.1 million for fiscal 2007, 2006 and 2005, respectively.

Estimated future finite-lived intangible asset amortization expense is as follows (in thousands):

Period	Amount
Fiscal 2008	$6,479
Fiscal 2009	5,706
Fiscal 2010	5,449
Fiscal 2011	5,449
Fiscal 2012	5,449
Fiscal 2013 and thereafter	5,875

6. OTHER BALANCE SHEET DATA

As of February 28,	2007	2006
	(In thousands)	
Inventories:		
Raw materials	$ 2,307	$ 1,812
Work-in-process	20,861	26,378
Finished goods	27,705	13,671
	$ 50,873	$ 41,861
Property, plant and equipment:		
Land	$ 578	$ 803
Buildings and improvements	32,303	15,135
Machinery and equipment	104,281	75,584
Construction in progress	—	16,184
	137,162	107,706
Less: accumulated depreciation and amortization	79,142	69,566
	$ 58,020	$ 38,140
Accrued expenses, income taxes and other liabilities:		
Compensation, incentives and benefits	10,768	$ 8,669
Stock appreciation rights	6,125	6,668
Supplier financing — current portion	2,431	354
Income taxes	2,613	6,437
Other	7,089	6,791
	$ 29,026	$ 28,919
Other liabilities:		
Retirement benefits	$ 7,977	$ 6,635
Stock appreciation rights	—	4,857
Income taxes	5,200	5,014
Supplier financing — long-term portion	3,508	173
Other	165	651
	$ 16,850	$ 17,330

7. SHAREHOLDERS' EQUITY & SHARE-BASED PAYMENTS

Common Stock Repurchase Program

In October 1998, the Company's Board of Directors approved a common stock repurchase program, allowing the Company to repurchase up to one million shares of its common stock on the open market or in private transactions. In July 2000, the authorization was expanded from one million shares to two million shares and in July 2002 the authorization was expanded from two million shares to three million shares. As of February 28, 2007, the Company had repurchased approximately 2.2 million shares of common stock at a cost of $32.0 million under this program, including 253,300 shares repurchased at a cost of $6.1 million in fiscal 2007, 150,200 shares repurchased at a cost of $2.2 million in fiscal 2006, and 21,800 shares repurchased at a cost of $0.3 million in fiscal 2005. The Company currently holds repurchased shares as treasury stock, reported at cost.

Shareholder Rights Plan

The Company maintains a Shareholder Rights Plan as part of its commitment to ensure fair value to all shareholders in the event of an unsolicited takeover offer. The Company's current Shareholder Rights Plan was adopted by the Board of Directors in January 1998, replacing the Company's previous plan that had expired on January 12, 1998, and was subsequently amended in December 2000 and in April 2002. Under this plan, the Company's shareholders of record on January 13, 1998 received a dividend distribution of one preferred stock purchase right for each share of common stock then held, and any new stock issued after the record date contains the same rights. In the event of certain efforts to acquire control of the Company, these rights allow shareholders to purchase common stock of the Company at a discounted price. The rights will expire in January 2008, unless previously redeemed by the Company at $0.01 per right. Citigroup, Inc.'s (Citigroup) ownership of the Company's common stock is excluded from requiring distribution of rights under the plan, so long as Citigroup remains a passive investor and its ownership interest does not exceed 28%. As of December 31, 2006, Citigroup reported beneficial ownership of the Company of less than 5%.

8. INCOME TAXES

Income (loss) before income taxes consists of:

	2007	2006	2005
		(In thousands)	
Income (loss) from domestic operations	$26,313	$10,463	$(2,664)
Income from foreign operations	8,964	6,079	1,999
	$35,277	$16,542	$ (665)

The provision for (benefit from) income taxes included in the accompanying consolidated statements of operations consists of the following:

For the Years Ended February 28,	2007	2006	2005
		(In thousands)	
Current			
Federal	$4,346	$ 7,067	$ (646)
Foreign	3,408	5,358	854
State	260	172	192
	8,014	12,597	400
Deferred	248	(8,085)	(2,667)
	$8,262	$ 4,512	$(2,267)

STANDARD MICROSYSTEMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The items accounting for the difference between the provision for (benefit from) income taxes computed at the U.S. federal statutory rate and the Company's provision for (benefit from) income taxes are as follows:

For the Years Ended February 28,	2007	2006	2005
		(In thousands)	
Provision for (benefit from) income taxes computed at U.S. federal statutory tax rate	$12,347	$ 5,780	$ (233)
State taxes, net of federal benefit	169	159	125
Differences between foreign and U.S. income tax rates	743	988	209
Tax-exempt income	(1,485)	(892)	(744)
Tax Benefit from MFG/EIE deductions	(741)	31	(562)
Adjustments to prior years' taxes	(255)	93	22
Tax credits	(2,326)	(1,725)	(1,104)
Equity-based compensation	(447)	—	—
Nondeductible executive compensation	844	—	—
Net operating loss utilized	(700)	—	—
Other	113	78	20
	$ 8,262	$ 4,512	$(2,267)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's deferred income taxes are as follows:

As of February 28,	2007	2006
	(In thousands)	
Reserves and accruals not currently deductible for income tax purposes	$ 21,277	$ 21,868
Inventory valuation	3,061	1,714
Intangible asset amortization	(14,788)	(16,215)
Restructuring costs	1,908	1,953
Purchased in-process technology	576	696
Property, plant and equipment depreciation	238	(25)
Federal net operating losses	0	2,033
Research & development tax credit carryforward	4,366	4,634
Other, net	1,568	1,689
Sub-Total	18,206	18,347
Less valuation allowance	(1,900)	(2,400)
Net deferred tax assets	$ 16,306	$ 15,947

At February 28, 2007 and February 28, 2006, the Company had federal net operating loss carryforwards totaling zero and $5.8 million, respectively. The net operating loss was from net operating results in fiscal 2005, the tax effects of which are reflected within the current portion of deferred income taxes on the consolidated balance sheet at February 28, 2006

The Company has New York State tax credit carryforwards in fiscal 2007 and 2006 of $2.6 million and $1.9 million and a $1.1 million and $.9 valuation allowance, respectively. The credit carryforwards expire at various dates from fiscal 2009 through fiscal 2020. The company also has New York State net operating loss carryforwards in fiscal 2007 and 2006 of $0.9 million and $2.0 million and a valuation allowance of $0.8 million and $1.5 million, respectively.

As of February 28, 2007, the company has a cumulative total of approximately $1.7 million of undistributed earnings of non-U.S. subsidiaries for which U.S. income tax was not provided. The Company currently intends to reinvest these earnings in operations outside the U.S.

9. TECHNOLOGY AND PATENT LICENSE AGREEMENTS WITH INTEL CORPORATION

In 1987, the Company and Intel Corporation ("Intel") entered into an agreement providing for, among other things, a broad, worldwide, non-exclusive patent cross-license, covering manufacturing processes and products, thereby providing each company access to the other's current and future patent portfolios.

In September 2003, the Company and Intel announced that they had enhanced their intellectual property and business relationship. The companies agreed to collaborate on certain future Input/Output (I/O) and sensor products, and Intel agreed to use the Company's devices on certain current and future generations of Intel products. In addition, the Company agreed to limit its rights, under its 1987 patent cross-license with Intel, to manufacture and sell Northbridge products and Intel Architecture Microprocessors on behalf of third parties. The companies also terminated an Investor Rights Agreement between them, which had been entered into in connection with Intel's 1997 acquisition of 1,543,000 shares of the Company's common stock. Under this agreement, Intel had certain information, corporate governance and other rights with respect to the activities of the Company.

In respect to this relationship, Intel agreed to pay to the Company an aggregate amount of $75 million, of which $20.0 million and $2.5 million was recognized as intellectual property revenue, and paid, in the third and fourth quarters of fiscal 2004, respectively, $2.5 million was recognized as intellectual property revenue, and paid, in each quarter of fiscal 2005 and in each of the first three quarters of fiscal 2006, and $2.8 million was recognized as intellectual property revenue, and paid, in the fourth quarter of fiscal 2006. In fiscal 2007, $2.8 million was recognized as intellectual property revenue, and paid, in each of the first three quarters of fiscal 2007, and $3.0 million was recognized as intellectual property revenue, and paid, in the fourth quarter of fiscal 2007. Of the remaining amount, $12.0 million is payable in fiscal 2008 and $9.0 million is payable in fiscal 2009. Such amounts are payable in quarterly installments each year, and are subject to possible reduction, in a manner and to an extent to be agreed by the parties, based upon the companies' collaboration and sales, facilitated by Intel, of certain future new products of the Company.

10. REAL ESTATE TRANSACTIONS

During the third quarter of fiscal 2005, the Company sold its remaining parcel of idle real estate in Hauppauge, New York, for net proceeds of $1.7 million, after transaction costs. This property had a carrying value of approximately $0.4 million. The contract of sale required the Company to complete the remediation of certain soil contamination of uncertain origin identified at this property, at its expense. In recognition of both the uncertain cost and uncertain completion date of the soil remediation obligation at that time, the Company did not reflect the impact of this transaction within its statement of operations for the third quarter of fiscal 2005. The Company subsequently completed the project during the fourth quarter of fiscal 2005, and received final regulatory approval thereafter. Accordingly, the Company recognized a gain of $1.0 million on this transaction, after related remediation project costs, in the fourth quarter of fiscal 2005.

During fiscal 2004, the Company sold certain portions of its Hauppauge, New York real estate holdings for aggregate proceeds of $7.0 million, net of transaction costs. These transactions resulted in an aggregate gain of $1.7 million, $1.4 million of which related to property in which the Company had no continued interest and was recognized within the Company's fiscal 2004 first quarter operating results, and $0.3 million of which related to property that the Company leased back from the purchaser and was therefore deferred. This deferred gain was recognized within the Company's operating results as a reduction of rent expense on a straight-line basis over a

30-month period beginning in June 2003, consistent with the original term of the lease. This lease was subsequently extended for six months, through May 2006. As of February 28, 2007, the Company has no remaining rent obligation related to this facility.

11. BUSINESS RESTRUCTURING

In November 2001, the Company exited the PC chipset business. This reorganization was implemented to redirect the Company's resources towards higher growth, higher margin businesses. All obligations under this restructuring were satisfied and reconciled in periods prior to fiscal 2005, with the exception of long-term non-cancelable lease obligations, which are being paid over their respective terms, through August 2008.

The following table provides a summary of the Company's reserve for this restructuring for the three years ended February 28, 2007 *(in thousands)*:

	Non-Cancelable Lease Obligations
Business restructuring reserve at February 29, 2004	$ 960
Cash payments	(433)
Business restructuring reserve at February 28, 2005	$ 527
Cash payments	(204)
Business restructuring reserve at February 28, 2006	$ 323
Cash payments	(129)
Business restructuring reserve at February 28, 2007	$ 194

12. BENEFIT AND INCENTIVE PLANS

Employee and Director Stock Option Plans

Under the Company's stock option plans, the Compensation Committee of the Board of Directors is authorized to grant options to purchase shares of common stock. The purpose of these plans is to promote the interests of the Company and its shareholders by providing officers, directors and key employees with additional incentives and the opportunity, through stock ownership, to better align their interests with the Company's and enhance their personal interest in its continued success. Options under inducement plans may only be offered to new employees. Options are granted at prices not less than the fair market value on the date of grant. As of February 28, 2007, 711,000 shares of common stock were available for future grants of stock options, of which 507,000 shares can also be issued as restricted stock awards. The grant date fair values of stock options are recorded as compensation expense ratably over the vesting period of each award. Option awards generally vest over four or five-year periods, and expire no later than ten years from the date of grant.

Compensation expense recognized for stock options was $8.9 million in fiscal 2007. Prior to fiscal 2007, the Company accounted for stock option grants in accordance with Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and accordingly recognized no compensation expense for the stock option grants.

Stock option plan activity is summarized below *(shares in thousands)*:

	Fiscal 2007 Shares	Weighted Average Exercise Price per Share	Fiscal 2006 Shares	Weighted Average Exercise Price per Share	Fiscal 2005 Shares	Weighted Average Exercise Price per Share
Options outstanding, beginning of year	5,086	$19.32	4,352	$17.26	4,518	$16.46
Granted	569	$26.50	2,163	$21.03	449	$22.93
Exercised	(883)	$16.45	(1,226)	$14.88	(310)	$13.61
Canceled or expired	(470)	$19.80	(203)	$20.26	(305)	$17.48
Options outstanding, end of year	4,302	$20.81	5,086	$19.32	4,352	$17.26
Options exercisable, end of year	1,752	$18.42	1,670	$16.61	1,903	$16.19

The following table summarizes information relating to currently outstanding and exercisable options as of February 28, 2007 (*shares in thousands*):

Range of Exercise Prices	Weighted Average Remaining Lives	Options Outstanding	Weighted Average Exercise Prices	Options Exercisable	Weighted Average Exercise Prices
	(In years)				
$ 6.75 — $17.62	6.4	1,843	$15.53	830	$13.93
$17.69 — $22.35	6.0	1,089	$20.64	657	$20.45
$22.38 — $30.91	8.5	1,223	$27.46	240	$26.89
$32.83 — $32.83	9.0	146	$32.83	24	$32.83
	—	4,301	—	1,752	—

As of February 28, 2007, the weighted average remaining contractual life of stock options outstanding was 7.0 years and their aggregate intrinsic value was $33.4 million. As of February 28, 2007, the weighted average remaining contractual life of stock options exercisable was 5.3 years and their aggregate intrinsic value was $17.8 million. The aggregate intrinsic value of options exercisable represents the total pre-tax intrinsic value, based on the Company's closing stock price of $28.57 at February 28, 2007, which would have been received by the option holders had all option holders exercised their options as of that date.

The weighted-average grant-date fair value was $13.84 per share for options granted during the twelve months ended February 28, 2007, $11.69 for options granted during the twelve months ended February 28, 2006, and $13.09 for options granted during the twelve months ended February 28, 2005.

The total intrinsic value of options exercised was $10.7 million for the twelve months ended February 28, 2007, $21.6 million for options exercised during the twelve months ended February 28, 2006, and $1.2 million for options exercised during the twelve months ended February 28, 2005.

Total fair value of options vested was $8.5 million for the twelve months ended February 28, 2007, $17.4 million for the twelve months ended February 28, 2006, and $0.0 million for the twelve months ended February 28, 2005.

The total remaining unrecognized compensation cost related to SMSC's employee and director stock option plans is $25.3 million as February 28, 2007. The weighted average period over which the cost is expected to be recognized is 2.30 years.

The Company recognizes compensation expense for options using the Black-Scholes option pricing model. The Black-Scholes model requires certain assumptions, judgements and estimates by the Company to determine fair value, including expected stock price volatility, risk-free interest rate, and expected life. The Company based the expected volatility on historical volatility. Additionally, the Company based the expected life of options granted on an actuarial model. There were no dividends expected to be paid on the Company's common stock over the expected lives estimated.

The weighted average fair values per share of stock options granted in connection with the Company's stock incentive plans have been estimated utilizing the following assumptions:

	Twelve Months Ended February 28, 2007	Twelve Months Ended February 28, 2006	Twelve Months Ended February 28, 2005
Dividend yield	—	—	—
Expected volatility	0.59	0.58	0.59
Risk-free interest rates	4.59-5.06	4.68	3.83
Expected lives (in years)	4.42	4.60	4.20

Restricted Stock Awards

The Company provides common stock awards to certain officers and key employees. The Company grants these awards, at its discretion, from the shares available under its 2001 and 2003 Stock Option and Restricted Stock Plans and its 2005 Inducement Stock Option and Restricted Stock Plan. The shares awarded are typically earned in 25%, 25% and 50% increments on the first, second and third anniversaries of the award, respectively, and are distributed provided the employee has remained employed by the Company through such anniversary dates; otherwise the unearned shares are forfeited. The grant date fair value of these shares at the date of award is recorded as compensation expense ratably as vested over the three-year periods from the respective award dates, as adjusted for forfeitures of unvested awards. Compensation expense for these awards was $1.8 million, $1.6 million and $0.9 million in fiscal 2007, 2006 and 2005, respectively.

Restricted stock activity for the twelve months ended February 28, 2007 is set forth below (shares in thousands):

	Fiscal 2007 Shares	Weighted Average Grant-Date Fair Value
Restricted stock shares outstanding, beginning of year	255	$20.65
Granted	91	$20.42
Canceled or expired	(22)	$23.41
Vested	(93)	$19.64
Restricted stock shares outstanding, end of year	231	$20.70

The weighted-average grant-date fair value was $20.42 per share for RSAs granted during the twelve months ended February 28, 2007, $20.33 for RSAs granted during the twelve months ended February 28, 2006, and $25.83 for RSAs granted during the twelve months ended February 28, 2005.

The total pretax intrinsic value of restricted stock shares vested was $2.6 million for the twelve months ended February 28, 2007, $1.5 million for restricted stock shares vested during the twelve months ended February 28, 2006, and $0.9 million for restricted stock shares vested during the twelve months ended February 28, 2005.

The total fair value of restricted stock shares vested was $1.8 million for the twelve months ended February 28, 2007, $1.0 million for restricted stock shares vested during the twelve months ended February 28, 2006, and $0.9 million for restricted stock shares vested during the twelve months ended February 28, 2005.

Based on the closing price of the Company's Class A common stock of $28.57 on February 28, 2007, the total pretax intrinsic value of all outstanding restricted stock shares was $6.6 million.

The total unrecognized compensation cost related to SMSC's restricted stock plans is $3.5 million as of February 28, 2007. The weighted average period over which the cost is expected to be recognized is 1.47 years.

Stock Appreciation Rights Plan

In September 2004 and September 2006, the Company's Board of Directors approved Stock Appreciation Rights (SAR) Plans (the "Plans"), the purpose of which is to attract, retain, reward and motivate employees and consultants to promote the Company's best interests and to share in its future success. The Plans authorize the Board's Compensation Committee to grant up to four million SAR awards to eligible officers, employees and consultants. Each award, when granted, provides the participant with the right to receive payment in cash, upon exercise, for the appreciation in market value of a share of SMSC common stock over the award's exercise price. On July 11, 2006, the Company's Board of Directors approved the 2006 Director Stock Appreciation Rights Plan. The Company can grant up to 200,000 Director SARs under this plan. The exercise price of a SAR is equal to the closing market price of SMSC stock on the date of grant. SAR awards generally vest over four or five-year periods, and expire no later than ten years from the date of grant.

The Company recognizes compensation expense for SARs using a graded vesting methodology, adjusting for changes in fair value from period to period. Compensation expense also includes adjustments for any exercises of SARs to record any differences between total cash paid at settlement and previously recognized compensation expenses. Prior to fiscal 2007, the Company recognized compensation expense for SARs based on the excess of the award's market value over its exercise price over the term of the award. The Company recognized $2.0 million of benefits from these awards during fiscal 2007, $13.0 million of compensation expense for these awards during fiscal 2006, and $0.1 million of compensation expense for these awards during fiscal 2005.

Activity under the Stock Appreciation Rights Plan is summarized below (shares in thousands):

	Fiscal 2007 SARs	Weighted Average Exercise Prices per Share	Fiscal 2006 SARs	Weighted Average Exercise Prices per Share	Fiscal 2005 SARs	Weighted Average Exercise Prices per Share
SARs outstanding, beginning of year	1,544	$18.78	1,459	$17.10	—	$ —
Granted	1,563	$30.73	249	$27.51	1,468	$17.10
Exercised	(227)	$17.16	(111)	$17.10	—	$ —
Canceled or expired	(105)	$21.45	(53)	$17.18	(9)	$17.10
SARs outstanding, end of year	2,775	$25.54	1,544	$18.78	1,459	$17.10
SARs exercisable, end of year	315	$19.40	203		—	

As of February 28, 2007, the weighted average remaining contractual life of SARs outstanding was 8.7 years and their aggregate intrinsic value was $8.4 million. As of February 28, 2007, the weighted average remaining contractual life of SARs exercisable was 7.4 years and their aggregate intrinsic value was $2.9 million. The aggregate intrinsic value of SARs exercisable represents the total pre-tax intrinsic value, based on the Company's closing stock price of $28.57 at February 28, 2007, which would have been received by all SARs holders had they exercised their SARs as of that date.

The weighted-average grant-date fair value was $13.73 per share for SARs granted during the twelve months ended February 28, 2007, $14.39 for SARs granted during the twelve months ended February 28, 2006, and $8.52 for SARs granted during the twelve months ended February 28, 2005.

Total fair value of SARs vested was $5.1 million for the twelve months ended February 28, 2007, $2.7 million for the twelve months ended February 28, 2006, and $0.0 million for the twelve months ended February 28, 2005.

Total cash paid in connection with SARs was $3.4 million for the twelve months ended February 28, 2007, $1.5 million during the twelve months ended February 28, 2006, and none during the twelve months ended February 28, 2005.

The total unrecognized compensation cost related to SMSC's stock appreciation rights plan is $24.2 million as of February 28, 2007. The weighted average period over which the cost is expected to be recognized is 2.09 years.

The Company recognizes compensation expense for SARs using the Black-Scholes option pricing model. The Black-Scholes model requires certain assumptions, judgements and estimates by the Company to determine fair value, including expected stock price volatility, risk-free interest rate, and expected life. The Company based the expected volatility on historical volatility. Additionally, the Company based the expected life of SARs granted on an actuarial model. There were no dividends expected to be paid on the Company's common stock over the expected lives estimated.

The weighted average fair values per share of stock appreciation rights granted in connection with the Company's SAR incentive plans have been estimated utilizing the following assumptions:

	Twelve Months Ended February 28, 2007	Twelve Months Ended February 28, 2006	Twelve Months Ended February 28, 2005
Dividend yield	—	—	—
Expected volatility	0.59	0.58	0.59
Risk-free interest rates	4.68-4.97	4.68	3.83
Expected lives (in years)	2.01-4.54	4.6	4.2

Stock-Based Compensation Expense

Effective March 1, 2006 the Company adopted SFAS 123R, which requires all share-based payments to employees, including grants of employee stock options, restricted stock units and employee stock purchase rights, to be recognized in the financial statements based on their respective grant date fair values (in the case of SARs, current fair values) and does not allow the previously permitted pro forma disclosure-only method as an alternative to financial statement recognition.

The following table summarizes the stock-based compensation expense for stock options, restricted stock awards and stock appreciation rights included in our income from operations (in thousands):

	Twelve Months Ended February 28, 2007
Cost of goods sold	$ (506)
Research and development	(3,916)
Selling, general and administrative	(4,304)
Stock-based compensation under SFAS 123R, before income tax benefit	(8,726)
Tax benefit	3,141
Stock-based compensation under SFAS 123R, after income tax benefit	$ (5,585)
Effect of SFAS 123R — Basic income (loss) per share	$ (0.25)
Effect of SFAS 123R — Diluted income (loss) per share	$ (0.24)
Weighted average common shares outstanding:	
Basic	22,097
Diluted	23,259

Retirement Plans

The Company maintains an unfunded Supplemental Executive Retirement Plan ("SERP") to provide senior management with retirement, disability and death benefits. The SERP's retirement benefits are based upon the participant's average compensation during the three-year period prior to retirement.

Effective for fiscal year 2007, the Company adopted the provisions of SFAS No. 158. SFAS No. 158 requires that the funded status of defined-benefit postretirement plans be recognized on the company's consolidated balance sheets, and changes in the funded status be reflected in comprehensive income. SFAS No. 158 also requires the measurement date of the plan's funded status to be the same as the company's fiscal year-end. The initial impact of SFAS No. 158 due to unrecognized prior service costs or credits and net actuarial gains or losses as well as subsequent changes in the funded status is recognized as a component of accumulated comprehensive income in shareholders' equity.

The following table summarizes the impact of the initial adoption of SFAS No. 158 (*dollars in thousands*):

	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
Deferred income tax assets	$ 19,018	$ 294	$ 19,312
Total current assets	279,327	294	279,621
Pension liabilities-long term	7,179	798	7,977
Accumulated other comprehensive income (loss)	5,615	(504)	5,111
Total shareholders' equity	392,446	(504)	391,942
Total liabilities and shareholders' equity	$485,993	$ 294	$486,287

The following tables summarize changes in the SERP's benefit obligation, the SERP's plan assets and the SERP's components of net periodic benefit costs, including key assumptions. The measurement dates for the SERP's plan assets and obligations were February 28, 2007, 2006 and 2005 (*dollars in thousands*):

For the Fiscal Years Ended February 28,	2007	2006	2005
Change in benefit obligation:			
Beginning of year	$ 6,463	$ 6,812	$7,116
Service cost — benefits earned during the year	245	114	124
Interest cost	353	373	408
Benefit payments	(294)	(222)	(275)
Actuarial loss (gain)	316	(614)	(561)
End of year	$ 7,083	$ 6,463	$6,812
Change in plan assets:			
Fair value of plan assets at beginning of year	$ 0	$ 0	$ 0
Employer contribution	294	222	275
Benefits paid	(294)	(222)	(275)
Fair value of plan assets at end of year	$ 0	$ 0	$ 0
Amounts recognized in the statement of financial position:			
Accrued benefit liability	N/A	$(5,920)	
Current liabilities	$ (507)	N/A	
Non-current liabilities	(6,576)	N/A	
Accumulated other comprehensive loss	614	0	
Net amounts recognized	$(6,469)	$(5,920)	
Components of net periodic benefit costs:			
Service cost — benefits earned during the year	$ 245	$ 114	$ 124
Interest cost on projected benefit obligations	353	373	408
Amortization of net obligation	245	245	245
Recognized net actuarial loss	0	0	23
Net periodic pension expense	$ 843	$ 732	$ 800
Amounts recognized in accumulated other comprehensive loss:			
Transition obligation	$ 490		
Net loss	124		
Total amount recognized in accumulated other comprehensive loss	$ 614		

As of February 28,	2007	2006	2005
Actuarial present value of:			
Vested benefit obligation	$5,412	$5,366	$5,407
Nonvested benefit obligation	625	393	458
Accumulated benefit obligation	6,037	5,759	5,865
Effect of projected future salary increases	1,046	704	947
Projected benefit obligation	7,083	6,463	6,812
Unrecognized (loss) or gain	(124)	192	(422)
Unrecognized net transition asset	(490)	(735)	(981)
Accrued pension cost	$6,469	$5,920	$5,409
Assumptions used in determining actuarial present value of benefit obligations:			
Discount rate	5.79%	5.55%	5.59%
Weighted average rate of compensation increase	5.00%	4.00%	4.00%
Assumptions used to calculate periodic pension cost:			
Discount rate	5.55%	5.59%	5.85%
Weighted average rate of compensation increase	4.00%	4.00%	7.00%

The discount rate used in the Plan's measurement is based upon a weighted average of high-quality long-term investment yields during the six-month period preceding the date of measurement. The weighted average rate of compensation increase was increased in fiscal 2007 to better reflect management's current expectations of future compensation trends.

Although the Plan is unfunded, the Company is the beneficiary of life insurance policies that have been purchased as a method of partially financing benefits. The cash surrender value of these policies was approximately $1.5 million and $1.6 million at February 28, 2007 and 2006 respectively.

Annual benefit payments under this plan are expected to be approximately $0.5 million, $0.6 million, $0.6 million, $0.5 million and $0.5 million in fiscal 2008 through fiscal 2012, respectively, and approximately $2.7 million cumulatively in fiscal 2013 through fiscal 2017. The Company expects contributions for the Plan in fiscal 2008 to be approximately $0.5 million.

The components of accumulated other comprehensive loss that have not yet been recognized as components of net periodic benefit cost, before taxes, were as follows:

	2007
Transition obligation	$490
Net loss	124
Prior service cost	—
Total	$614

The estimated portion of net gains and losses, prior service costs and credits and transition assets and obligations of the plan to be amortized during the next fiscal year is $245 thousand.

One of the Company's subsidiaries, SMSC Japan, also maintains an unfunded retirement plan, which provides its employees and directors with separation benefits, consistent with customary practices in Japan. Benefits under this defined benefit plan are based upon length of service and compensation factors.

The following tables summarize changes in the plan's benefit obligation, the plan assets and components of net periodic benefit costs, including key assumptions. The measurement dates for the plan assets and obligations were February 28, 2007, 2006 and 2005 (*dollars in thousands*):

For the Fiscal Years Ended February 28,	2007	2006	2005
Change in benefit obligation:			
Beginning of year	$ 1,149	$ 1,037	$1,088
Service cost — benefits earned during the year	210	212	230
Interest cost	19	17	21
Benefit payments	(130)	(10)	(81)
Other	240	(107)	(221)
End of year	$ 1,488	$ 1,149	$1,037
Change in plan assets:			
Fair value of plan assets at beginning of year	$ 0	$ 0	$ 0
Employer contribution	130	10	81
Benefits paid	(130)	(10)	(81)
Fair value of plan assets at end of year	$ 0	$ 0	$ 0
Amounts recognized in the statement of financial position:			
Accrued benefit liability	N/A	$(1,005)	
Current liabilities	$ (87)	N/A	
Non-current liabilities	(1,401)	N/A	
Accumulated other comprehensive loss	184	0	
Net amounts recognized	$(1,304)	$(1,005)	
Components of net periodic benefit costs:			
Service cost — benefits earned during the year	$ 210	$ 212	$ 230
Interest cost on projected benefit obligations	19	17	21
Net amortization and deferral	15	14	22
Net periodic pension expense	$ 244	$ 243	$ 273
Amounts recognized in accumulated other comprehensive loss:			
Transition obligation	$ 113		
Net loss	66		
Prior service cost	5		
Total amount recognized in accumulated other comprehensive loss	$ 184		

As of February 28,	2007	2006	2005
Actuarial present value of:			
Accumulated benefit obligation (entirely vested)	$1,211	$1,101	$ 991
Effect of projected future salary increases	277	48	46
Projected benefit obligation	1,488	1,149	1,037
Unrecognized gain or (loss)	(66)	238	271
Unrecognized net transition asset	(113)	(137)	(174)
Other	(5)	(7)	(8)
Accrued pension cost	$1,304	$1,243	$1,126
Assumptions used in determining actuarial present value of benefit obligations:			
Discount rate	1.75%	1.75%	1.75%
Weighted average rate of compensation increase	3.00%	2.00%	2.00%
Assumptions used to calculate periodic pension cost:			
Discount rate	1.75%	1.75%	1.75%
Weighted average rate of compensation increase	2.00%	2.00%	2.00%

The discount rate used in the Plan's measurement is based upon an average of high-quality long-term investment yields in Japan. The weighted average rate of compensation increase was increased for fiscal 2007 to better reflect management's current expectations of future compensation trends.

Annual benefit payments under this plan are expected to be no more than $0.2 million for the foreseeable future. The Company expects contributions for the Plan in fiscal 2008 to be approximately $0.1 million.

The components of accumulated other comprehensive loss that have not yet been recognized as components of net periodic benefit cost, before taxes, were as follows:

	2007
Transition obligation	$113
Net loss	66
Prior service cost	5
Total	$184

The estimated portion of net gains and losses, prior service costs and credits and transition assets and obligations of the plan to be amortized during the next fiscal year is $15 thousand.

13. SUPPLEMENTAL CASH FLOW DISCLOSURES

The Company acquired $6.9 million, $0.2 million and $0.9 million of design tools in fiscal 2007, 2006 and 2005, respectively, through long-term financing provided by suppliers.

14. COMMITMENTS AND CONTINGENCIES

Leases

The Company and its subsidiaries lease certain facilities and equipment under operating leases. The facility leases generally provide for the lessee to pay taxes, maintenance, and certain other operating costs of the leased property.

At February 28, 2007, future minimum lease payments for non-cancelable lease obligations are as follows:

	Minimum Lease Payments
	(In thousands)
2008	$ 3,560
2009	2,674
2010	1,674
2011	816
2012 and thereafter	1,869
Total minimum lease payments	$10,593

For all operating leases, the total rent expense was $3.1 million, $3.5 million and $2.8 million in fiscal 2007, 2006 and 2005, respectively.

Open Purchase Orders

As of February 28, 2007, the Company had approximately $8.6 million in obligations under open purchase orders. Open purchase orders represent agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including quantities to be purchased, pricing provisions and the approximate timing of the transactions. These obligations primarily relate to future purchases of wafers from foundries, assembly and testing services and manufacturing and design equipment.

Supplier Financing

During fiscal 2007 and 2006, the Company acquired $6.9 million and $0.2 million, respectively, of software and other tools used in product design, for which the suppliers provided payment terms through fiscal 2010.

At February 28, 2007, future supplier financing obligations are as follows *(in thousands):*

2008	$2,435
2009	2,378
2010	1,126
Total supplier financing obligations	$5,939

The Company's Consolidated Balance Sheets include the current portion of these obligations within Accrued expenses, income taxes and other liabilities, and the long-term portion within Other liabilities.

United States Customs Liability Payment

On July 6, 2006 SMSC made a prior disclosure to the United States Commissioner of Customs ("Customs") pursuant to 19 C.F.R. § 162.74 related to SMSC's learning that in certain cases it has not declared the full value or costs of assists provided by SMSC to its foreign suppliers. SMSC conducted a comprehensive review of its customs entries over the past five years and determined the amount of the additional fees. SMSC filed with Customs on October 4, 2006 an updated disclosure, and tendered to Customs approximately $0.4 million which relates to prior periods.

Litigation

From time to time as a normal incidence of doing business, various claims and litigation may be asserted or commenced against the Company. Due to uncertainties inherent in litigation and other claims, the Company can give no assurance that it will prevail in any such matters, which could subject the Company to significant liability for damages and/or invalidate its proprietary rights. Any lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management's time and attention, and an adverse outcome of any significant matter could have a material adverse effect on the Company's consolidated results of operations or cash flows in the quarter or annual period in which one or more of these matters are resolved.

In June 2003, SMSC was named as a defendant in a patent infringement lawsuit filed by Analog Devices, Inc. (ADI) in the United States District Court for the District of Massachusetts (Analog Devices, Inc. v. Standard Microsystems Corporation, Case Number 03 CIV 11216). The Complaint, as amended, alleged that some of the Company's products infringed one or more of three of ADI's patents, and sought injunctive relief and unspecified damages. In September 2003, the Company filed an Answer in the lawsuit, denying ADI's allegations and raising affirmative defenses and counterclaims. During the fourth quarter of fiscal 2005, the Company and ADI reached a settlement of this dispute, under which both parties agreed to dismiss all claims against each other. As part of the agreement, the Company made a one-time payment of $6.0 million to ADI, and ADI granted the Company a royalty-bearing license to the patents in question. The Company does not expect royalties incurred under the license to have a material impact on future results of operations.

On September 6, 2006, Mr. Peter Dicks, a Director of the Company was detained by New York State authorities pursuant to an outstanding warrant from the Louisiana State Police Gaming Enforcement Division. The warrant charged Mr. Dicks with gambling by computer, a felony under Louisiana state law. The warrant was unrelated to any activities of the Company and arose from Mr. Dicks' role as non-executive chairman of Sportingbet PLC, a publicly traded United Kingdom based internet gaming company. Mr. Dicks resigned as non-executive chairman of Sportingbet PLC on September 14, 2006. On September 28, 2006 a New York state court declined to extradite Mr. Dicks to Louisiana as New York State Governor George Pataki declined to sign a warrant ordering the extradition. The Company has been informed that this matter has now been resolved and that all charges against Mr. Dicks by the State of Louisiana have been dropped. The Company does not expect this matter to affect its results of operations.

As of February 28, 2007, SMSC was not aware of any pending or threatened litigation it believes is likely to have a material adverse effect on the Company.

15. INDUSTRY SEGMENT, GEOGRAPHIC, CUSTOMER AND SUPPLIER INFORMATION

Industry Segment

As a consequence of the Company's focus on developing products that can address multiple end markets and market demand for products that contain more than one element of SMSC's technology solutions, and the impact that these trends have had on the management of the Company's business and internal reporting, since the quarter ending November 30, 2005 the Company has concluded that it operates and reports as a single business segment — the design, development, and marketing of semiconductor integrated circuits. This change had no impact on the Company's disclosure because it previously aggregated the results of operating segments into one reportable segment under the aggregation criteria set forth in SFAS No. 131, *"Disclosures about Segments of an Enterprise and Related Information"*.

Sales and Revenues by Geographic Region

The Company's sales by major geographic region are based upon the geographic location of the customers who purchase the Company's products. For product sales to electronic component distributors, their geographic locations may be different from the geographic locations of the end customers. The information below summarizes sales and revenues to unaffiliated customers by geographic area:

For the Fiscal Years Ended February 28,	2007	2006	2005
		(In thousands)	
Taiwan	$132,972	$149,153	$ 94,599
Japan	70,720	54,293	42,073
China	52,136	14,423	13,793
Germany	46,717	35,124	4,508
United States	34,937	37,390	37,431
Other	33,112	28,735	16,411
	$370,594	$319,118	$208,815

Significant Customers

Revenues from significant customers, as percentages of total sales and revenues, are summarized as follows:

For the Fiscal Years Ended February 28,	2007	2006	2005
Customer A	*	*	13%
Customer B	*	*	11%
Customer C	*	*	13%
Customer D	*	11%	*
Customer E	*	10%	*
Customer F	*	15%	*

* Less than 10%

Although no single customer accounted for more than 10% of total sales and revenues for fiscal 2007, primarily due to overall business growth, the Company expects that a small number of larger customers will continue to account for a significant portion of its sales and revenues in fiscal 2008 and for the foreseeable future. The Company does not believe that the change in identity of the customers from 2005-2007 represents a fundamental change in its business, rather the change in top customers, in part, is due to certain end user customers changing the distributor from whom they purchase the Company's products.

Long-Lived Assets by Geographic Region

The Company's long-lived assets include net property and equipment, goodwill and other intangible assets, deferred income taxes and various long-lived financial instruments. Net property, plant and equipment by geographic area consists of the following :

As of February 28,	2007	2006
	(In thousands)	
United States	56,854	36,551
Germany	693	1,261
Japan and Other Asia Pacific	474	328
	$58,021	$38,140

Significant Suppliers

The Company does not operate a wafer fabrication facility. Four independent semiconductor wafer foundries in Asia and Europe currently supply substantially all of the Company's devices in current production. In addition, substantially all of the Company's products are assembled by five independent subcontractors in Asia and Europe.

16. RELATED PARTY TRANSACTIONS

During fiscal 2007, 2006 and 2005, the Company purchased $4.1 million, $0.7 million and $1.2 million of test equipment and supplies in the ordinary course of business from Delta Design, Inc., whose President and Chief Executive Officer serves on SMSC's Board of Directors.

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except per share data. The sum of the income (loss) per share amounts may not total due to rounding.)

Fiscal 2007

	Quarter Ended			
	May 31	Aug. 31	Nov. 30	Feb. 28
Sales and revenues	$86,144	$96,663	$98,064	$89,723
Income from operations	10,690	7,412	5,814	6,732
Net income	8,633	5,727	4,819	7,836
Basic net income per share	$ 0.40	$ 0.26	$ 0.22	$ 0.35
Diluted net income per share	$ 0.37	$ 0.25	$ 0.21	$ 0.33
Average shares outstanding:				
Basic net income per share	21,824	21,904	22,133	22,500
Diluted net income per share	23,147	22,784	23,368	23,634

Operating results include approximately $0.4 million in the second quarter of fiscal 2007 and $0.5 million in the fourth quarter of fiscal 2007 of expenses relating to prior periods for certain United States Customs related charges and employee benefits, respectively.

STANDARD MICROSYSTEMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal 2006

	Quarter Ended			
	May 31	Aug. 31	Nov. 30	Feb. 28
Sales and revenues	$68,807	$79,060	$86,623	$84,628
Income (loss) from operations	3,710	(108)	6,730	2,998
Net income	3,027	19	5,391	3,593
Basic net income per share	$ 0.15	$ —	$ 0.26	$ 0.17
Diluted net income per share	$ 0.15	$ —	$ 0.24	$ 0.15
Average shares outstanding:				
Basic net income per share	20,066	20,630	20,983	21,468
Diluted net income per share	20,476	21,611	22,543	23,304

Operating results include approximately $0.2 million in the fourth quarter of fiscal 2006 of expenses relating to prior periods for certain office lease expenses. In addition, operating results for fiscal 2006 include the operating results of OASIS SiliconSystems Holding AG subsequent to March 30, 2005.

Schedule II — Valuation and Qualifying Accounts
For the Three Years Ended February 28, 2007

	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
			(In thousands)		
Year Ended February 28, 2007					
Allowance for Doubtful Accounts	$536	$ 0	$—	$ (98)(a)	$438
Reserve for Product Returns	$155	$675	$—	$(537)(b)	$293
Year Ended February 28, 2006					
Allowance for Doubtful Accounts	$438	$ 98	$—	$ —	$536
Reserve for Product Returns	$158	$373	$—	$(376)(b)	$155
Year Ended February 28, 2005					
Allowance for Doubtful Accounts	$446	$ —	$ (8)(a)	$ —	$438
Reserve for Product Returns	$ 65	$521	$—	$(428)(b)	$158

(a) Represents adjustment of reserve balance based upon evaluation of accounts receivable collectability.

(b) Represents returns of product from customers.

INDEX TO EXHIBITS:

Exhibit No	Description
3.1	Certificate of Incorporation of Standard Microsystems Corporation, as amended and restated, incorporated by reference to Exhibit 3.1 to the registrant's Form 10-Q for the quarter ended August 31, 2006.
3.2	Amended and Restated By-Laws of Standard Microsystems Corporation, incorporated by reference to Exhibit 3.1 to the registrant's Form 10-Q filed on October 11, 2005.
4.1	Rights Agreement with ChaseMellon Shareholder Services L.L.C., as Rights Agent, dated January 7, 1998, incorporated by reference to Exhibit 1 to the registrant's Registration Statement on Form 8-A filed January 15, 1998.
4.2	Amendment No. 1 to Rights Agreement with ChaseMellon Shareholder Services L.L.C., as Rights Agent, dated January 23, 2001, incorporated by reference to Exhibit 4.2 to the registrant's Form 10-K for the fiscal year ended February 28, 2001.
4.3	Amendment No. 2 to Rights Agreement with ChaseMellon Shareholder Services L.L.C., as Rights Agent, dated April 9, 2002, incorporated by reference to Exhibit 3 to the registrant's Registration Statement on Form 8-A/A filed April 10, 2002.
10.1*	Employment Agreement with Steven J. Bilodeau, dated March 19, 2007, incorporated by reference to Exhibit 10.4 to the registrant's Form 8-K filed on March 23, 2007.
10.2*	Amended and Restated Employment Agreement with David S. Smith, dated March 19, 2007, incorporated by reference to Exhibit 10.3 to the registrant's Form 8-K filed on March 23, 2007.
10.3*	Indemnity Agreement with Steven J. Bilodeau, Eric M. Nowling, Peter Dicks, Robert Brill, Timothy P. Craig, Ivan T. Fritsch, James A. Donohue, Andrew M. Caggia, Walter Siegel, David Smith and Joseph S. Durko, incorporated by reference to Exhibit 10.1 to the registrant's Form 8-K filed on November 23, 2006.
10.4*	Letter Agreement with Walter Siegel dated March 19, 2007.
10.5*	Letter Agreement with Joseph S. Durko dated March 27, 2006.
10.6*	1994 Director Stock Option Plan, incorporated by reference to Exhibit A to the registrant's Proxy Statement dated May 31, 1995.
10.7*	2001 Director Stock Option Plan, incorporated by reference to Exhibit B to the registrant's Proxy Statement dated July 11, 2001.
10.8*	Amendment to the 2001 Director Stock Option Plan, dated April 4, 2002, incorporated by reference to Exhibit 10.7 to the registrant's Form 10-K for the fiscal year ended February 28, 2002.
10.9*	Amendment to the 1994 Director Stock Option Plan, adopted July 14, 1998, incorporated by reference to information appearing on page 11 of the registrant's Proxy Statement dated June 1, 1998.
10.10*	Retirement Plan for Directors, incorporated by reference to Exhibit 10.14 to the registrant's Form 10-K for the fiscal year ended February 28, 1995.
10.11*	Amendment to the Retirement Plan for Directors, incorporated by reference to Exhibit 10.11 to the registrant's Form 10-K for the fiscal year ended February 28, 2002.
10.12*	1993 Stock Option Plan for Officers and Key Employees, incorporated by reference to Exhibit A to the registrant's Proxy Statement dated May 25, 1993.
10.13*	2005 Supplemental Executive Retirement Plan, amended and restated as of January 1, 2005 incorporated by reference to Exhibit 10.1 to the Registrants' Form 8-K filed on March 23, 2007
10.14*	Standard Microsystems Corporation Severance Plan amended and restated as of August 11, 1999.
10.15*	Amendment Number 1 to the Standard Microsystems Corporation Severance Plan incorporated by reference to Exhibit 10.2 to the registrant's Form 8-K filed on March 23, 2007.
10.16*	Resolutions adopted October 31, 1994, amending the Retirement Plan for Directors and the Executive Retirement Plan, incorporated by reference to Exhibit 10.18 to the registrant's Form 10-K for the fiscal year ended February 28, 1995.
10.17*	1994 Stock Option Plan for Officers and Key Employees, incorporated by reference to Exhibit A to the registrant's Proxy Statement dated May 26, 1994.

Exhibit No	Description
10.18*	Resolutions adopted January 3, 1995, amending the 1994, 1993 and 1989 Stock Option Plans and the 1991 Restricted Stock Plan, incorporated by reference to Exhibit 10.19 to the registrant's Form 10-K for the fiscal year ended February 28, 1995.
10.19*	1996 Restricted Stock Bonus Plan, incorporated by reference to Exhibit 10.18 to the registrant's Form 10-K for the fiscal year ended February 28, 2002.
10.20*	1998 Stock Option Plan for Officers and Key Employees, incorporated by reference to Exhibit A to the registrant's Proxy Statement dated June 1, 1998.
10.21*	1999 Stock Option Plan for Officers and Key Employees, incorporated by reference to Exhibit A to the registrant's Proxy Statement dated June 9, 1999.
10.22*	2000 Stock Option Plan for Officers and Key Employees, incorporated by reference to Exhibit A to the registrant's Proxy Statement dated June 6, 2000.
10.23*	2001 Stock Option and Restricted Stock Plan for Officers and Key Employees, incorporated by reference to Exhibit C to the registrant's Proxy Statement dated June 11, 2001.
10.24*	Resolutions adopted April 7, 2004, amending the 1999 and 2000 Stock Option Plans and the 2001 and 2003 Stock Option and Restricted Stock Plans, incorporated by reference to Exhibit 10.1 to the registrant's Form 10-Q for the quarterly period ended August 31, 2004.
10.25*	Plan for Deferred Compensation in Common Stock for Outside Directors, dated March 7, 1997, as amended, incorporated by reference to Exhibit 10.23 to the registrant's Form 10-K for the fiscal year ended February 28, 2002.
10.26*	Amendment to the Plan for Deferred Compensation in Common Stock for Outside Directors, dated July 10, 2002, incorporated by reference to Exhibit 10.25 to the registrant's Form 10-K for the fiscal year ended February 28, 2003.
10.27*	Amendment to the Plan for Deferred Compensation in Common Stock for Outside Directors, dated April 7, 2004, incorporated by reference to Exhibit 10.1 to the registrant's Form 10-Q for the quarterly period ended May 31, 2004.
10.28*	2002 Inducement Stock Option Plan, incorporated by reference to Exhibit 10.26 to the registrant's Form 10-K for the fiscal year ended February 28, 2003.
10.29*	2003 Director Stock Option Plan, incorporated by reference to Exhibit C to the registrant's Proxy Statement dated July 9, 2003.
10.30*	2003 Stock Option and Restricted Stock Plan, incorporated by reference to Exhibit B to the registrant's Proxy Statement dated July 9, 2003.
10.31*	2003 Inducement Stock Option Plan, incorporated by reference to Exhibit 4.3 to the registrant's Form S-8 filed September 15, 2003.
10.32*	2004 Employee Stock Appreciation Rights Plan, incorporated by reference to Exhibit 10.1 to the registrant's Form 8-K filed on October 1, 2004.
10.33*	2004 Inducement Stock Option Plan, incorporated by reference to Exhibit 4.1 to the registrant's Form S-8 filed on July 17, 2005.
10.34*	2005 Director Stock Appreciation Rights Plan, incorporated by reference to Exhibit 10.1 to the registrant's Form 10-Q filed on October 11, 2005.
10.35*	2005 Inducement Stock Option and Restricted Stock Plan of Standard Microsystems Corporation, as amended on September 9, 2005, incorporated by reference to Exhibit 10.2 to the registrant's Form 8-K filed on October 26, 2005.
10.36*	Standard Microsystems Corporation 2006 Directors Stock Appreciation Rights Plan, as adopted on July 11, 2006, incorporated by reference to Exhibit 10.1 to the Registrant's 8-K filed on July 14, 2006.
10.37*	2006 Employee Stock Appreciation Rights Plan, as adopted on September 1, 2006, incorporated by reference to Exhibit 10.1 to the registrant's Form 8-K filed on September 1, 2006.
10.38*	April 9, 2007 Amendment to the 2005 Inducement Stock Option and Restricted Stock Plan of Standard Microsystems Corporation.
10.39*	Resolution adopted to modify compensation provided to non-employee directors, dated December 21, 2004, incorporated by reference to Item 1.01 in the registrant's Form 8-K filed on December 23, 2004.

Exhibit No	Description
10.40*	Description of fiscal year 2008 Management Incentive Plan, incorporated by reference to the Registrant's Form 8-K and Exhibit 10.1 thereto filed on April 27, 2007.
10.41	Agreement and Plan of Merger among Standard Microsystems Corporation, SMSC Sub, Inc., and Gain Technology Corporation, dated April 29, 2002, incorporated by reference to Exhibit 2.1 to the registrant's Form 8-K filed on June 19, 2002.
10.42	Share Purchase Agreement by and among Standard Microsystems Corporation, SMSC GmbH and the Shareholders of OASIS Silicon Systems Holding AG, dated March 30, 2005, incorporated by reference to Exhibit 2.1 to the registrant's Form 8-K filed on April 5, 2005.
21	Subsidiaries of the Registrant, filed herewith.
23.1	Consent of PricewaterhouseCoopers LLP, filed herewith.
31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act, filed herewith.
31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act, filed herewith.
32.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.

* Indicates a management or compensatory plan or arrangement.

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Steven J. Bilodeau, certify that:

1. I have reviewed this annual report on Form 10–K of Standard Microsystems Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 30, 2007

/s/ STEVEN J. BILODEAU
Steven J. Bilodeau
Chairman of the Board, President and Chief
Executive Officer (Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, David S. Smith, certify that:

1. I have reviewed this annual report on Form 10–K of Standard Microsystems Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

DATE: April 30, 2007

By: /s/ David S. Smith
(Signature)

David S. Smith
Senior Vice President and Chief Financial
Officer (Principal Financial Officer)

Exhibit 32.1

CERTIFICATION

Pursuant to Section 906 of the Sarbanes–Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), each of the undersigned officers of Standard Microsystems Corporation (the Company), does hereby certify, to such officer's knowledge, that:

(a) the Annual Report on Form 10–K for the fiscal year ended February 28, 2007 of the Company fully complies, in all material respects, with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

(b) information contained in the Form 10–K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 30, 2007

By: /s/ Steven J. Bilodeau
(signature)

Steven J. Bilodeau
Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)

By: /s/ David S. Smith
(signature)

David S. Smith
Senior Vice President and Chief Financial Officer (Principal Financial Officer)

STANDARD MICROSYSTEMS CORPORATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD JULY 17, 2007

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Standard Microsystems Corporation ("SMSC" or the "Company") will be held at 10 a.m. on July 17, 2007, at the Hyatt Regency Wind Watch Hotel, 1717 Motor Parkway, Hauppauge, NY 11788, for the following purposes:

1. To elect directors;

2. To ratify the selection of PricewaterhouseCoopers LLP as the independent registered public accounting firm for SMSC for the fiscal year ending February 29, 2008; and

3. To transact such other business as may properly come before the meeting and any adjournments or postponements thereof.

In accordance with the bylaws of SMSC, the Board of Directors has fixed the close of business on May 22, 2007 as the record date for the determination of Stockholders entitled to notice of and to vote at the meeting.

By order of the Board of Directors,



Walter Siegel
Vice President, General Counsel & Secretary

June 1, 2007

YOUR VOTE IS IMPORTANT

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON, YOU ARE ENCOURAGED TO VOTE BY COMPLETING, SIGNING AND DATING THE ENCLOSED PROXY CARD AND MAILING IT TO THE COMPANY IN THE ENCLOSED, POSTAGE-PAID ENVELOPE AS SOON AS POSSIBLE. IF INTERNET VOTING IS AVAILABLE TO YOU, VOTING INSTRUCTIONS ARE PRINTED ON THE PROXY CARD SENT TO YOU. VOTING BY PROXY WILL NOT PREVENT YOU FROM ATTENDING THE MEETING AND VOTING IN PERSON IF YOU SO DESIRE.

STANDARD MICROSYSTEMS CORPORATION

80 Arkay Drive
Hauppauge, New York 11788

ANNUAL MEETING OF STOCKHOLDERS TO BE HELD JULY 17, 2007

PROXY STATEMENT

This statement is being furnished in connection with the solicitation of proxies by the board of directors (the "Board of Directors" or the "Board") of Standard Microsystems Corporation, a Delaware corporation ("SMSC" or the "Company"), for use at its Annual Meeting of Stockholders to be held on July 17, 2007 and at any adjournment thereof. The approximate date on which this statement and the accompanying proxy are first being mailed to stockholders is June 4, 2007.

VOTING RIGHTS AND SOLICITATION OF PROXIES

Every stockholder of SMSC is entitled to cast, in person or by proxy, one vote for each share of SMSC common stock held at the close of business on May 22, 2007, the record date for the Annual Meeting. At that date, SMSC had 23,173,521 shares of common stock outstanding. The presence, in person or by proxy, of holders of a majority of the votes entitled to be cast at the Annual Meeting will constitute a quorum. Abstentions, withheld votes and broker non-votes are included in determining whether a quorum is present. Abstentions include shares present in person but not voting and shares represented by proxy but with respect to which the holder has abstained. Broker non-votes occur when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power on that item and has not received instructions from the beneficial owner.

The election of directors of the Company ("Directors") is decided by a plurality of the votes duly cast at the Annual Meeting. Withheld votes and broker non-votes are not treated as votes cast and, therefore, will have no effect on the proposal to elect Directors. A majority of the votes duly cast at the Annual Meeting is required to approve each other matter to be acted on at the meeting. Abstentions and broker non-votes are not treated as votes cast and, therefore, will have no effect on the approval of any such matter. The proxy hereby solicited is revocable at any time prior to its exercise in any manner permitted by law. The proxies named in the enclosed form of proxy or their substitutes will vote the shares represented by the enclosed form of proxy, if the proxy appears to be valid on its face, and, where a choice is specified on the form of proxy, the shares will be voted in accordance with the specification so made.

No business other than as set forth in the accompanying Notice of Annual Meeting of Stockholders is expected to come before the Annual Meeting, but should any other matter requiring a vote of stockholders be properly brought before the Annual Meeting, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their best judgment on such matters. Stockholders who execute the enclosed proxy may still attend the Annual Meeting and vote in person.

The cost of preparing, assembling and mailing the proxy statement and related material will be borne by SMSC. In addition to soliciting proxies by mail, SMSC may make request for proxies by telephone, facsimile transmission or messenger or by personal solicitation by officers, Directors or employees of SMSC, at nominal cost to SMSC, or by any one or more of the foregoing means. Georgeson Shareholder Communications Inc. has been retained by SMSC to assist in the solicitation of proxies, for fees anticipated to aggregate approximately $7,500 plus reasonable out-of-pocket expenses.

The SEC permits companies to send a single set of annual disclosure documents to any household at which two or more stockholders reside, unless contrary instructions have been received, but only if the company provides advance notice and follows certain procedures. In such cases, each stockholder continues to receive a separate notice of the meeting and proxy card. This householding process reduces the volume of duplicate information and reduces printing and mailing expenses. We have not instituted householding for stockholders of record; however, certain brokerage firms may have instituted householding for beneficial owners of our common stock held through brokerage firms. If your family has multiple accounts holding our common shares, you may have already received householding notification from your broker. Please contact your broker directly if you have any questions or require additional copies of the annual disclosure documents. The broker will arrange for delivery of a separate copy of this Proxy Statement or our annual report promptly upon your written or oral request. You may decide at any time to revoke your decision to household, and thereby receive multiple copies.

The principal executive offices of the Company are located at 80 Arkay Drive, Hauppauge, New York 11788.

STOCKHOLDER PROPOSALS AND OTHER MATTERS

Stockholder proposals intended for inclusion in the proxy statement for the next annual meeting must be received by SMSC by February 1, 2008. All stockholder proposals should be sent to the Vice President, General Counsel and Secretary, SMSC, 80 Arkay Drive, Hauppauge, New York 11788. SMSC retains discretion to vote proxies it receives for any stockholder proposal submitted for consideration at next year's annual meeting not received by April 23, 2008 (or, under SMSC's bylaws, May 16, 2008, for nominations for Directors). In addition, for proposals or nominations received by the applicable date in the immediately preceding sentence, SMSC retains discretion to vote proxies it receives provided that (1) SMSC includes in its proxy statement advice on the nature of the proposal and how it intends to exercise its voting discretion and (2) the proponent does not issue a proxy statement.

PROPOSAL 1

ELECTION OF DIRECTORS

Our Board currently has six members. A majority of our Board satisfies the current independence requirements of NASDAQ and the SEC.

Our bylaws provide that our Board consists of no fewer than three persons. The exact number of members of our Board is determined from time to time by resolution of a majority of our full Board.

Our Board is divided into three classes, with each Director serving a three-year term and one class being elected at each year's annual meeting of stockholders. Messrs. Craig and Frisch serve as Directors with a term expiring on the date of the 2007 Annual Meeting. Messrs. Bilodeau and Dicks serve as Directors with a term expiring on the date of the 2008 Annual Meeting. Messrs. Caggia and Donahue serve as Directors with a term expiring on the date of the 2009 Annual Meeting. Our certificate of incorporation requires that such classes be as nearly equal in number of Directors as possible.

At the Annual Meeting, two Directors are to be elected to serve three-year terms ending at the Annual Meeting of Stockholders to be held in 2010, or until their respective successors are elected and qualified. The Board has nominated for re-election Timothy P. Craig and Ivan T. Frisch as Directors. Each of the two nominees has consented to serve as a Director if elected at the Annual Meeting and, to the best knowledge of the Board, each of such nominees is and will be able to serve if so elected. In the event that either of these nominees should be unavailable to stand for election before the Annual Meeting, the persons named in the accompanying proxy intend to vote for such other person, if any, as may be designated by the Board in the place of a nominee unable to serve. The Board has determined that both of these nominees are independent directors within the meaning of applicable regulations of NASDAQ and the federal securities laws.

The Board recommends that stockholders vote "FOR" the Company's nominees for Director.

Set forth below is a brief biography of each nominee for election as a Director and of all other members of the Board who will continue in office.

Nominees for Election as Directors
Term Expiring 2010

Timothy P. Craig (55). Mr. Craig has been a Director since 2003. He formerly was President of the Consumer Printer Division of Lexmark International, Inc., from which he retired in 2003. He is currently President of Corevalus Systems, a small privately held company providing computer related music services to religious institutions.

Ivan T. Frisch (69). Mr. Frisch has been a Director since 1992. He previously served as Executive Vice President and Provost of Polytechnic University of New York, from which he retired in 2003.

Incumbent Directors
Term Expiring 2008

Steven J. Bilodeau (48). Mr. Bilodeau has been a Director of the Company since 1999 and currently serves as Chairman, President and Chief Executive Officer of SMSC. Mr. Bilodeau is also a director of Conexant, Inc.

Peter F. Dicks (64). Mr. Dicks has been a Director since 1992 and also served as a Director from 1976 to 1991. His primary occupation is serving as a corporate director; directorships include, among others, Polar Capital Technology Trust, Graphite Enterprise Trust PLC, and Gartmore Fledging Index Trust.

Incumbent Directors
Term Expiring 2009

Andrew M. Caggia (58). Mr. Caggia has been a Director since 2001. Mr. Caggia retired from SMSC after serving as Senior Vice President and Chief Financial Officer of SMSC from February 2000 until October 12, 2005 except for a short period in June 2005.

James A. Donahue (58). Mr. Donahue has been a Director since 2003 and for the past five years has been Director, President and Chief Executive Officer of Cohu, Inc.

CORPORATE GOVERNANCE

Board of Directors and Committee Meetings

Our Board held nine meetings in fiscal year 2007. It is the Company's policy that Directors are expected to attend all or substantially all Board meetings and meetings of the Board committees on which they serve. Each Director attended at least 75% of the total number of Board meetings and meetings of Board committees on which such Director served.

The Board does not have a formal policy on Directors' attendance at annual stockholder meetings, but it has been common practice for all Directors to attend the annual meeting, and all current Directors attended the most recent annual meeting in July of 2006.

The Board has established the position of Lead Independent Director, and has determined that the Chairman of the Corporate Governance Committee, currently Mr. Frisch, will fulfill that role. The Lead Independent Director is responsible, among other things, for: coordinating the activities of the other independent Directors; presiding at non-management meetings of the independent Directors; relating to management Directors the results of deliberations among non-management Directors; acting as Chairman in the event the Chairman is unavailable; and acting as representative of the non-management Directors for communications with interested parties.

Our standing Board committees consist of an audit committee (the "Audit Committee") established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a compensation committee (the "Compensation Committee") and a corporate governance committee (the "Governance Committee").

Audit Committee: The Audit Committee currently consists of Mr. Donahue (chairman), Mr. Craig and Mr. Frisch. Each member of our Audit Committee satisfies the independence requirements of NASDAQ and the SEC.

The primary function of the Audit Committee is to assist the Board in its oversight responsibilities on matters relating to SMSC's financial reporting, systems of internal controls, and audit. The Audit Committee provides advice, guidance and direction to management and to SMSC's independent registered public accounting firm, using information shared through a free and open line of communication among the Audit Committee, management and the independent registered public accounting firm and, as appropriate, initiates inquiries into various aspects of SMSC's financial affairs. The Audit Committee meets each quarter with management and the independent registered public accounting firm to review SMSC's financial results before such results are publicly released, and more frequently on other matters if appropriate. The Audit Committee is also responsible for hiring, and determining fee arrangements with, SMSC's independent registered public accounting firm, monitoring the integrity of our financial statements, our independent auditors' qualifications and independence, the performance of our audit function and independent auditor, and our compliance with legal and regulatory requirements. The Audit Committee has direct responsibility for the appointment, compensation, retention (including termination) and oversight of our independent auditors, and our independent auditors report directly to the Audit Committee. Our Audit Committee held ten (10) meetings in fiscal year 2007.

Management is responsible for preparing SMSC's financial statements and internal control over financial reporting, and the independent registered public accounting firm is responsible for performing an audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) with respect to both the financial statements and internal controls over financial reporting. Although each member of the Audit Committee is financially literate, as the Board interprets that qualification, none is currently practicing as a professional accountant or auditor. Their responsibilities do not include planning or conducting audits to determine that SMSC's financial statements are complete and accurate and are presented in accordance with generally accepted accounting principles. The Audit Committee's role also does not include a professional evaluation of the quality of the audits performed by the independent registered public accounting firm or that those audits were performed using generally accepted auditing standards. The Board has determined that each of Messrs. Donahue, Craig and Frisch qualifies as an "audit committee financial expert" and are independent under applicable rules of the SEC and listing standards of NASDAQ.

Compensation Committee: Our Compensation Committee consists of Messrs. Craig (Chairman), Dicks and Frisch. Each member of the Compensation Committee satisfies the independence requirements of NASDAQ and qualifies as an outside director within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), and a non-employee director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act. The Compensation Committee held seven (7) meetings in fiscal year 2007.

The primary duties of the Compensation Committee are approving the compensation of SMSC's executive officers other than the Chief Executive Officer, and making a recommendation to the Board regarding the compensation of the Chief Executive Officer. The Compensation Committee also administers SMSC's employee stock option, restricted stock and stock appreciation rights plans, and certain other benefit programs and is responsible for advising the Board on the compensation of the Company's Directors. The Compensation Committee meets or communicates regularly, both with and without management.

The Compensation Committee also reviews and discusses with management the Compensation Discussion and Analysis prepared for inclusion in our annual report on Form 10-K and proxy statement and, based on such review, determines whether to recommend to the Board of Directors that the Compensation Discussion and Analysis be included in the annual report and the proxy statement. Furthermore, the Compensation Committee prepares the Compensation Committee Report furnished with our proxy statement. The Compensation Committee Report for fiscal year 2007 is included in this proxy statement under "Compensation Committee Report" below. The Compensation Discussion and Analysis describes the Compensation Committee's procedures for determining executive compensation, including the role of compensation consultants and management.

Corporate Governance Committee: Our Governance Committee consists of Messrs. Frisch (Chairman), Dicks, Craig and Donahue. Each member of the nominating and Governance Committee satisfies the independence requirements of NASDAQ. Our Governance Committee held two meetings in fiscal year 2007.

Among other responsibilities, the Governance Committee considers candidates for Director nominees proposed by Directors, the Chief Executive Officer and stockholders. The Governance Committee has and may retain recruiting professionals to identify and evaluate candidates for Director nominees. The Governance Committee seeks to identify those individuals most qualified to serve as Board members and will evaluate each candidate against many criteria including strength of character, judgment, business experience, specific areas of expertise, and diversity, taking care to maintain a majority of independent Directors. Potential candidates are screened and interviewed by the Governance Committee, and the Governance Committee is responsible for conducting, subject to applicable law, any and all inquiries into the background and qualifications of any candidate. The Board shall determine the final approval of any candidate. It is the Governance Committee's policy, as part of its charter, to review any candidate recommended by the shareholders of the Company in light of the Governance Committee's criteria for selection of new Directors. Any stockholder that would like to communicate directly with the Board or wishing to make a Director nomination should write to any named Director, c/o the Vice President, General Counsel and Secretary of SMSC at 80 Arkay Drive, Hauppauge, New York 11788. All such communications will be forwarded directly to the addressed Director.

Board Committee Charters

The charters for our Audit Committee, Compensation Committee and Governance Committee are available free of charge in the Corporate Governance section of the Investor Relations portion of our website at www.smsc.com or upon written request to the Secretary of the Company, 80 Arkay Drive, Hauppauge, New York 11788.

Corporate Governance Guidelines

The Company adopted corporate governance guidelines in July 2006 that are available in the Corporate Governance section of the Investor Relations portion of the Company's website at www.smsc.com.

Code of Ethics and Business Practices

The Board has adopted a Code of Business Conduct and Ethics applicable to the Directors, Chief Executive Officer, principal financial officer, principal accounting officer and controller and all other officer and employees and is available. in the Corporate Governance section of the Investor Relations portion of the Company's website at www.smsc.com.

PROPOSAL 2

TO RATIFY THE SELECTION OF PRICEWATERHOUSECOOPERS LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR SMSC FOR THE FISCAL YEAR ENDING FEBRUARY 29, 2008.

Subject to ratification by the stockholders, the Audit Committee of the Board of Directors has selected PricewaterhouseCoopers LLP ("PwC") as the independent registered public accounting firm for SMSC for the fiscal year ending February 29, 2008. PwC was the independent public accountant for SMSC for its fiscal year ended February 28, 2007. Representatives of PwC are expected to be present at the annual meeting, with the opportunity to make a statement, if they desire to do so, and are expected to be available to respond to appropriate questions.

If the selection of PwC is not ratified, or if prior to the next annual meeting of stockholders such firm shall decline to act or otherwise become incapable of acting, or if its engagement shall be otherwise discontinued by the Audit Committee, the Audit Committee will appoint another independent registered public accounting firm whose selection for any period subsequent to the next annual meeting will be subject to stockholder ratification at such meeting.

The Board recommends that stockholders vote "FOR" ratifying the selection of PricewaterhouseCoopers LLP as the independent registered public accounting firm for SMSC for the fiscal year ending February 29, 2008.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

SMSC has been informed that, as of May 3, 2007, the persons and groups identified in the table below, including all Directors, nominees, executive officers and beneficial owners of more than 5% of its common stock, owned beneficially, within the meaning of SEC Rule 13d-3, the shares of SMSC common stock reflected in such table. As of May 3, 2007, each Director, nominee or executive officer of SMSC disclaims beneficial ownership of securities of any subsidiary of SMSC. Except as otherwise noted, the named beneficial owner claims sole investment and voting power as to the securities reflected in the table, and the address of each of the persons whose name appears in the table below is c/o SMSC, 80 Arkay Drive, Hauppauge, New York 11788.

Beneficial Owner	Number of Shares	Number of Shares Subject to Options(1)	Percent of Outstanding Shares
Steven J. Bilodeau	47,642	—	*
Peter S. Byrnes	17,157(2)	4,000	*
Andrew M. Caggia	11,592(3)	—	*
Timothy P. Craig	46,517(4)	40,907	*
Peter F. Dicks	138,056(5)	99,082	*
James A. Donahue	48,068(6)	40,907	*
Joseph Durko	9,598	8,000	*
Ivan T. Frisch	71,269(7)	52,333	*
Walter Siegel	24,431	20,000	*
David S. Smith	41,796	30,000	*
Mitchell Statham	67,127	59,000	*
Johnson Tan	28,368	21,000	*
All current Directors and current executive officers as a group (13 persons)	553,159(8)	375,229	2.35%
Clear Bridge Advisors 399 Park Avenue New York, NY 10022	1,909,194(9)	—	8.26%
Dimensional Fund Advisors, Inc. 1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401	1,277,368(10)	—	5.52%
Barclays Global Investors, NA 45 Fremont St. San Francisco, CA 94105	1,145,117(11)	—	4.95%

* Less than 1%.

(1) The "Number of Shares Subject to Options" represents the shares of common stock subject to options exercisable within 60 days of May 3, 2007. These shares are included in the amounts shown under the "Number of Shares."

(2) Mr. Byrnes ceased being an Executive Officer on April 5, 2006, and was reappointed an Executive Officer effective May 1, 2006.

(3) Includes 412 phantom share units pursuant to SMSC's Plan for Deferred Compensation in Common Stock for Outside Directors (the "Deferred Compensation Plan").

(4) Includes 5,610 phantom share units pursuant to the Deferred Compensation Plan.

(5) Includes 10,008 phantom share units pursuant to the Deferred Compensation Plan.

(6) Includes 7,161 phantom share units pursuant to the Deferred Compensation Plan.

(7) Includes 10,368 phantom share units pursuant to the Deferred Compensation Plan.

(8) Includes 33,559 phantom shares units pursuant to the Deferred Compensation Plan.

(9) Voting power and investment power are shared as to all shares. Information is furnished in reliance on Schedule 13G/A of the named persons, filed with the SEC on 2/8/2007.

(10) Voting power and investment power are shared as to all shares. Information is furnished in reliance on Schedule 13G/A of the named persons, filed with the SEC on 2/9/2007.

(11) Voting power and investment power are shared as to all shares. Information is furnished in reliance on Schedule 13G of the named persons, filed with the SEC on 1/23/2007.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based solely on a review of copies of reports and written representations furnished to SMSC by its executive officers, Directors and persons beneficially owning more than 10% of any class of SMSC equity securities, SMSC believes that all reports required, under Section 16(a) of the Securities Exchange Act, to be filed by its executive officers, Directors and persons beneficially owning more than 10% of any class of SMSC equity securities in the 2007 fiscal year were timely filed.

MANAGEMENT

Executive Officers

The Company's executive officers and their ages as of May 1, 2007, are as follows:

Name	Age	Position
Steven J. Bilodeau	48	Chairman of the Board, President and Chief Executive Officer
Peter S. Byrnes	49	Vice President Operations
Joseph S. Durko	41	Vice President, Corporate Controller and Chief Accounting Officer
Walter Siegel	47	Vice President, General Counsel and Secretary
David S. Smith	50	Senior Vice President and Chief Financial Officer
Aaron L. Fisher	49	Senior Vice President, Products and Technology

Steven J. Bilodeau has served as the Company's President and Chief Executive Officer, and as a member of the Company's Board of Directors, since March 1999. Mr. Bilodeau is also a director of Conexant, Inc.

Peter S. Byrnes has held various operations and management positions with the Company since 1995. Prior to becoming Vice President of Operations in April 2006 he had served as Vice President and General Manager, Computing Platforms Solutions Group since November 2003. Prior to that he served as Vice President, Operations from June 2000 through November 2003.

Joseph S. Durko has served as the Company's Vice President and Controller since March 27, 2006 and became the Chief Accounting Officer on May 16, 2006. Mr. Durko previously served as a Manager at BBK Ltd. Mr. Durko was the director of Financial Reporting for TRW Automotive from 2003 to 2004, and was the Vice President, Finance and Corporate Controller for Ventiv Health, Inc. from 2000 to 2002. Mr. Durko is a certified public accountant.

Walter Siegel has served as the Company's Vice President and General Counsel since October 24, 2005 and Secretary since November 15, 2005. Prior to joining the Company, Mr. Siegel was Vice President for Law and Business Development and Deputy General Counsel at Symbol Technologies, Inc. from March 2000 to October 2005.

David S. Smith has served as the Company's Senior Vice President and Chief Financial Officer since October 12, 2005. Mr. Smith was a Managing Partner of Stonewall Capital Advisors LLC from February 2003 to

September 2005. He was Vice President-Finance and Chief Financial Officer of Dover Corporation from March 2000 to October 2002.

Aaron L. Fisher has served as the Company's Senior Vice President, Products and Technology since September 6, 2006. Prior to joining SMSC, he served as Chief Executive Officer of T-Networks, a venture capital-funded company that developed optical components, from 2001 to 2006.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Compensation Program

The Compensation Committee of the Board is composed entirely of independent Directors within the meaning of applicable NASDAQ, SEC and IRS regulations. The charter of the Compensation Committee was amended in April 2007, and is available in the Corporate Governance section of the Investor Relations portion of the Company's website at www.smsc.com. Pursuant to its charter, the Compensation Committee shall, among other duties, perform the following:

a) Review periodically the Company's compensation philosophy and strategies;

b) Benchmark the Company's compensation practices against relevant companies;

c) Review annually, the goals and objectives relevant for the compensation of the CEO, evaluate the performance of the CEO and recommend for approval by the independent Directors of the Board the compensation of the CEO.

d) Review annually, with input from the CEO, the performance, goals and objectives relevant for the compensation of executive officers other than the CEO, and approve their compensation.

Compensation Philosophy and Objectives

The Compensation Committee of the Company has developed and implemented executive compensation programs that seek to attract and retain the talent required for the continued success of our business. In addition, our executive compensation programs are structured to enhance the profitability of the Company and improve shareholder value by closely aligning the financial interests of the Company's named executive officers with those of its shareholders.

To achieve these objectives we offer an executive compensation program that consists primarily of two key elements: (1) current compensation composed of annual base salary and annual cash bonuses and (2) long-term compensation composed of restricted stock awards, stock appreciation rights ("SARs") and stock options. Though the Compensation Committee has no formal rules for allocating between long-term and current compensation, our executive compensation program is deliberately designed so that long-term compensation, rather than short-term compensation, comprises a significant portion of each named executive officer's compensation. We believe the increased emphasis on long-term compensation serves to properly align the interests of our named executive officers with those of our shareholders by directly linking management incentives to the Company's long-term performance, as reflected primarily in stock price appreciation and increased shareholder value. The Compensation Committee also believes that long-term compensation serves as a retention mechanism for executives since each of our long-term equity incentives vest, at a minimum, over several years of continued service to the Company. The current compensation component of our executive compensation program is also designed to attract and retain key talent.

Role of Executive Officers in Compensation Decisions

Because of his specific knowledge of their performance, the Chief Executive Officer consults closely with the Compensation Committee when the Compensation Committee determines the compensation of the other executive officers of the Company. The Chief Executive Officer discusses directly with the Compensation Committee and the

Board of Directors his own compensation, although the Chief Executive Officer does not participate in the deliberations or vote on any determinations of his own compensation. The other executive officers generally have minimal or no involvement in the compensation process for themselves. The General Counsel of the Company typically serves as Secretary of the Compensation Committee meetings and also, with outside counsel, from time to time advises the Compensation Committee on current legal issues relating to compensation matters.

Outside Compensation Consultant

The Compensation Committee has the authority to retain its own independent consultants or other advisers, and has done so in the past. The Compensation Committee retained Compensia, an outside compensation consultant in connection with the execution of a revised employment agreement with the Chief Executive Officer in March 2007. Compensia provides no other services to the Company.

Benchmarking Process

In structuring the executive compensation program, the Compensation Committee considers competitive market compensation data. In particular, the finance department periodically performs at the request of the Compensation Committee salary surveys based on publicly available data from peer companies. The Company also subscribes to the Radford Associates Executive Compensation Survey, a third party industry source, which it uses to benchmark executive compensation and to advise the Chief Executive Officer and Compensation Committee. Three of the Company's named executive officers were recruited through retained executive search firms and the Company also relies on the advice of retained search firms as a source of market data. Prior to increasing the Chief Executive Officer's salary in fiscal 2007, the Compensation Committee benchmarked the Chief Executive Officer's compensation against the following peer semiconductor companies: Amis Holdings, Inc.; Cirrus Logic, Inc.; Conexant Systems, Inc.; Dsp Group, Inc.; Lattice Semiconductor; Microsemi Corporation; Pmc-Sierra, Inc.; Qlogic Corporation; Semtech Corporation; Silicon Image, Inc.; Silicon Laboratories, Silicon Storage Technology, Inc.; Vitesse Semiconductor; Zoran Corporation. These companies were determined to be "peers" based on the nature of their business, and revenues or market capitalization. The Committee determined that based on Mr. Bilodeau's value to the Company his base salary should be in the middle to top half of the salaries paid to chief executive officers at the peer companies, and it believes his salary reflected that ranking at that time.

Components of Executive Compensation Program

Our named executive officers' compensation is comprised primarily of two elements: (1) current compensation composed of base salary and cash bonuses and (2) long-term compensation tied directly to shareholder value, composed of restricted stock awards, SARs and stock options. In addition, as detailed elsewhere in this proxy statement, certain of the named executive officers, participate in the Company's Supplemental Executive Retirement Plan (the "SERP"). All named executive officers, with one exception, are eligible to receive additional individual life and disability coverage in addition to receiving the same health and welfare benefits offered to all other employees.

Base Salary

Base salary represents the main fixed component of our executive compensation program. This element of compensation is designed to be competitive with similar semiconductor companies, or is structured in order to allow the Company to recruit and retain important contributors to the Company's success. In determining the base salary for each of our named executive officers, the Compensation Committee considers performance of the individual, performance of the Company, length of service, the amount of time that has elapsed since any prior increase, the market for similarly situated positions, and other factors that the Compensation Committee determines are relevant in the particular case. In the case of new hires the Compensation Committee also considers the salary required to attract the individual, and the individual's prior compensation history.

In fiscal year 2007 three executive officers received salary increases while serving as executive officers. Mr. Bilodeau's salary was raised from $479,200 to $570,000; the size of the increase reflects the fact that he had not received a salary increase in two years and the significant growth of the Company during that period. Mr. Byrnes salary was raised from $217,000 to $260,000. Mr. Statham also received an increase in salary from $210,000 to $235,000. All increases were made in recognition of the value of the services these individuals render to the Company and to retain and motivate these employees.

Annual Bonuses

Annual bonus opportunities for our named executive officers are governed by the Company's Management Incentive Plan ("MIP") and are typically established at the Compensation Committee's and Board of Directors' annual April meeting. Pursuant to the MIP, a named executive officer's annual bonus opportunity is tied to both Company and individual performance objectives. The Committee retains discretion to reduce bonuses for unsatisfactory individual performance, to award bonuses if objectives are not satisfied in their discretion, or to adjust the MIP for changed circumstances. Under the terms of the fiscal year 2007 MIP, one-third of an employee's bonus was based on the Company achieving a revenue objective, and one-third was based on the Company achieving a non-GAAP net income objective. In calculating these measures, the Compensation Committee included those items that it believed reflected the operating performance of the Company. Thus, the MIP did not require these measures to be GAAP financial measures. The remaining one-third of the bonus was based on certain strategic goals defined by the Compensation Committee and approved by the Board at its July 2006 meeting. The strategic element of the bonus can be adjusted by the Compensation Committee for individual performance. Participants in the MIP can have their bonus under each of the revenue and net income components increased by an additional 20% of the respective bonus target if a certain upside performance, as measured against the objectives, is achieved, which is paid in cash.

Approximately one half of the MIP is paid in the form of restricted stock that vests over three years, with 25% vesting after each of the first two years and the remaining 50% vesting after the third year. The Committee believes this vesting schedule serves as a retention tool and aligns the long term interests of management with the shareholders. The restricted stock is earned quarterly based on fiscal year-to-date achievement. The restricted stock portion of this bonus is adjusted for final full year-end results so that if the quarterly bonuses are not earned for failure to meet quarterly objectives, but the yearly objective is ultimately met, then the full restricted stock award is made at year-end. The cash portion is paid out after the end of the fiscal year based on full-year results. The strategic portion of the bonus and any increase due to exceeding objectives are paid in cash after the end of the fiscal year. All restricted stock awards under the MIP are approved by the Compensation Committee. In April 2007 the Compensation Committee and the Board of Directors approved the fiscal year 2008 MIP, whose structure is substantially similar to the fiscal year 2007 MIP.

Annual bonuses paid under the MIP are not qualified for purposes of Section 162(m) of the Code.

Long Term Equity Incentives

Since we believe aligning the interests of our named executive officers with those of our shareholders is a crucial component of the Company's success, our named executive officer compensation is heavily weighted in long-term compensation. In addition to the restricted stock portion of our annual bonus payouts (described above), named executive officers are generally eligible to receive additional equity awards, either in the form of stock options, restricted stock or SARs. In addition, the Compensation Committee believes that the vesting element of long term incentives also serves as a retention mechanism for employees.

Newly hired executive officers generally receive options granted by the Compensation Committee to purchase the Company's common stock via inducement stock option plans, which do not require shareholder approval. Existing executive officers receive a portion of their annual MIP bonus via shareholder approved restricted stock awarded by the Compensation Committee. Existing executive officers generally receive additional equity awards through the grant of SARs awarded by the Compensation Committee and/or a majority of the independent Directors. The Company's SARs and Inducement Stock Option plans have not been approved by the shareholders of the Company and are not qualified for purposes of Section 162(m) of the Code.

Newly hired executive officers generally receive option awards on the date of their hire. Restricted stock awards to executive officers and other employees issued pursuant to the Company's annual MIP are generally issued on the third Company business day after the Company releases quarterly earnings, and are priced at the Company's closing common stock price on the NASDAQ exchange on that same day.

The amount of equity compensation offered to executive officers is based on a number of factors, including performance of the individual, performance of the Company, length of service, the amount of time that has elapsed since any prior grant of equity based compensation, the market for similarly situated positions, amounts required to attract new employees, and other factors that the Compensation Committee determines are relevant in the particular case.

In fiscal 2007 the Company adopted the Standard Microsystems Corporation 2006 Employee Stock Appreciation Rights Plan, as it did not have sufficient equity based incentives available for current employees under existing plans, and believes that long term equity based incentives are essential to retain key employees, minimize employee turnover, and align the interests of the employees with the shareholders. In addition, a significant percentage of the employee base had not received any stock options or SARs for two years. This plan provides for 2 million SARs to be made available for issuance to the employees of the Company. The SARs are intended to function substantially similar to stock options, but are cash-settled exclusively. The SARs granted generally vest over 4 or 5 years in equal increments and have ten year terms.

In fiscal 2007 five executive officers received SARs grants while serving as executive officers. Mr. Bilodeau received 300,000 SARs, Mr. Smith received 15,000 SARs, Mr. Byrnes received 50,000 SARs, Mr. Siegel received 5,000 SARs, and Mr. Durko received 9,000 SARs. These SAR grants were the first stock option or SAR grants to Messrs. Byrnes and Bilodeau in two years.

Though the Company has not adopted a formal policy governing the equity ownership of its named executive officers, we believe that the structure of the executive compensation program and its focus on equity incentives, both in terms of annual bonus payouts under the MIP and long-term compensation, fosters ongoing executive stock ownership. As a result, we expect that each of our named executive officers will develop an equity ownership interest in the Company as their careers with the Company progress.

The Company's insider trading policy prohibits executive officers from buying, selling or exercising any market-traded option (put or call) on Company shares, from trading options for Company shares, from investing in other derivative securities based on Company shares, and from selling short any Company stock.

Health and Welfare Benefits

The executive officers are eligible to receive the same health and welfare benefits that are generally available to other United States based employees and a contribution to their benefit premium that is the same as provided to other employees. These benefits programs include health and dental insurance, health and dependent care flexible spending accounts, short term and long term disability, a patent award program, life insurance, accidental death and dismemberment, and certain other benefits. All named executive officers, with one exception, are eligible to receive additional individual life and disability coverage in addition to receiving the same health and welfare benefits offered to all other employees. Attributed costs of the personal benefits described above for the named executive officers for the fiscal year ended February 28, 2007, are included in the column labeled "All Other Compensation" in the Summary Compensation Table.

Retirement Benefits

SMSC maintains for its US-based executives a tax-qualified 401(k) plan, which provides for broad-based employee participation. Under the 401(k) plan, all SMSC employees, including executive officers, are eligible to receive matching contributions from SMSC in SMSC common stock up to sixty-seven percent (67%) of the amount they voluntarily contribute to the 401(k) plan, with a further limit that no matching contribution may be made for employee contributions in excess of six percent (6%) of their defined compensation in accordance with the 401(k) plan. The matching contributions for the 401(k) plan for fiscal year 2007 are reflected in the Summary Compensation Table.

In addition, under SMSC's SERP, corporate officers that have been approved to participate in the SERP by the Board, whose employment terminates after full vesting (as provided in the SERP), or after a change in control, will generally receive, for ten years, in equal monthly installments, beginning at age 65 or such officer's later retirement date (or, upon total and permanent disability, if earlier), an annual benefit equal to 35% of the executive's Base

Annual Salary, as defined in the SERP. For participants who enter the plan after January 1, 2003, vesting upon a change in control of the Company is at the discretion of the Board. In March 2007 the SERP was amended, among other changes, to provide for certain alternative distributions for the participants in the SERP, and to change the timing of certain payouts under the SERP to comply with Section 409A of the Code ("Section 409A"). In addition, while the Company has made amendments in an effort to comply with Section 409A, it has amended the SERP to provide "gross up" tax protection in the event the participants incur a tax liability under Section 409A, despite efforts by the Company to make sure that no tax will apply. The financial statement expense for the SERP is set forth in the Summary Compensation Table.

Management and the Compensation Committee believe the retirement benefits and other generally available health and welfare benefits programs described above are appropriate and consistent with its overall compensation program to better enable SMSC to attract and retain superior employees. Management periodically reviews the levels of benefits provided to all employees and makes adjustments, as necessary.

The Company also maintains a severance plan (the "Severance Plan") for its United States based employees, and some of the named executive officers are entitled to receive benefits under this plan. The purpose of the plan is to allow the Company to recruit and retain employees. Executives under the Severance Plan are entitled to receive three months base salary as severance if they are terminated by the Company without cause; if such termination occurs within one year following a change of control of the Company the benefit is extended to six months base salary. In addition, all Executives under the Severance Plan are entitled to receive three months paid Consolidated Omnibus Reconciliation Act ("COBRA") coverage if terminated without cause.

Perquisites and Fringe Benefits

A majority of the named executive officers receive a car allowance or leased automobile. Mr. Durko received a home relocation benefit of approximately $138,000 that is described in the footnotes to the column labeled "All Other Compensation" of the Summary Compensation Table.

Change of Control Arrangements

In addition, we have change of control arrangements with certain of our named executive officers, which provide for the executives to receive certain payments and benefits upon a change of control of the Company. Information regarding applicable payments under such agreements for the named executive officers is provided under the heading "Change of Control and Severance Agreements". These arrangements include in certain cases gross up protection under sections 280G and 409A of Code, although the Company has structured its arrangements with these executives to try to make sure that no liability under Section 409A will apply. These arrangements are designed to maintain the continuity of the senior management team and to more closely align the financial interests of senior management with the shareholders of the Company.

Tax and Accounting Implications

Deductibility of Executive Compensation

Section 162(m) of the Code limits the amount of "applicable employee remuneration" deductible by SMSC for "covered" employees for any taxable year to $1,000,000. Qualifying performance-based compensation is not subject to such limitation if certain requirements are satisfied. Several of SMSC's stock option plans permit the Compensation Committee to pay compensation that is "performance-based" and thus fully tax deductible by SMSC. However, compensation paid pursuant to the employee SARs plans, the Company's MIP and the Company's inducement stock option plans, are not qualified. It is the Compensation Committee's policy to the extent feasible, to keep compensation within the deductible limits, although some compensation of particular highly paid employees may be non-deductible. In fiscal year 2007 the Company estimated that as a result of Mr. Bilodeau's compensation exceeding the 162(m) limits, it will lose over $800,000 in tax benefits.

Accounting for Stock-Based Compensation

Beginning in fiscal year 2007, SMSC began accounting for stock-based compensation, including its stock option grants, restricted stock awards, and stock appreciation rights, in accordance with the requirements of FASB Statement 123(R).

Compensation of the Chief Executive Officer

The Compensation Committee reviews and recommends Mr. Bilodeau's compensation to the independent Directors of the Board for approval. In fiscal year 2007 Mr. Bilodeau's salary was increased from $479,200 to $570,000, his first salary increase in approximately two years. The Compensation Committee and the independent Directors determine Mr. Bilodeau's compensation based on their assessment of his past performance, their expectations as to his future performance, and competitive pay scales for chief executive officers at peer companies. In fiscal 2007, Mr. Bilodeau received a bonus pursuant to the MIP of $694,390, consisting of $318,754 in cash and $375,636 in restricted stock vesting over three years. He also received an award of 300,000 SARs vesting in four equal increments over four years. Excluding restricted stock awarded as part of the Company's annual bonus program, the award of SARs to Mr. Bilodeau was the first stock option or SAR award to him in over two years. Mr. Bilodeau is also entitled pursuant to his revised employment agreement in March 2007 to receive 50,000 options or SARs on a quarterly basis, on the same schedule as SARs are awarded to the Directors of the Company, unless the Board decides otherwise. To date, Mr. Bilodeau has not received any options or SARs pursuant to this provision of his agreement.

Executive Employment Agreements

Messrs. Bilodeau and Smith have employment agreements with the Company; and Messrs. Siegel and Durko have employment letters that were executed to induce them to join the Company. Mr. Siegel's employment letter was amended in March 2007; Mr. Smith's employment agreement was amended and restated in March 2007, and Mr. Bilodeau executed a revised agreement in March 2007, which supersedes his 1999 agreement. In each case, the purpose of the original letter or agreements was to induce the employee to accept a position with the Company, and the terms were established through individual negotiations. In some cases the Company relied on outside search firms or outside data sources to assist in determining market terms for these positions. These documents were amended in March 2007 to comply with Section 409A of the Code and for other reasons that varied among the officers. Each of Messrs. Smith, Bilodeau, and Siegel's agreements provide certain payments and other benefits upon termination without cause or upon a change of control and for gross ups for any excise taxes or penalties imposed on the executive pursuant to Sections 280G and 409A of the Code, although the Company has attempted to structure each agreement so that there is no 409A tax liability. Mr. Durko also is entitled to certain severance benefits upon termination without cause or in certain events upon a change of control.

The other named executive officers are eligible to receive the standard benefits applicable to Executives under the Company's Severance Plan. In March 2007 the Severance Plan was amended. The amendment clarified certain provisions of the Severance Plan and changed the timing of certain payouts to comply with Section 409A.

The following table sets forth the compensation paid to or earned during Fiscal 2007 by (i) our principal executive officer, (ii) our principal financial officer, (iii) the Company's three other most highly compensated executive officers who were serving as executive officers as of the end of Fiscal 2007, and (iv) two additional individuals for whom disclosure would have been provided but for the fact that they were not serving as an executive officer of the registrant at the end of the last completed fiscal year on February 28, 2007. Mr. Statham and Mr. Tan ceased being executive officers on September 6, 2006 and April 5, 2006, respectively, and are still employed by the Company.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards, ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Change in Pension Value	All Other Compensation ($)	Total ($)
Steven J. Bilodeau. . . . . Chairman of the Board, President and Chief Executive Officer	2007	$534,728	—	$208,721	$1,867,815	$318,755	$ 73,208	$ 36,691(3)	$3,039,918
David Smith. . . . . Senior Vice President & Chief Financial Officer	2007	$325,000	—	$123,403(4)	$ 552,767	$105,764	$ 35,861	$ 9,750(5)	$1,152,545
Peter S. Byrnes. . . . . Vice President Operations	2007	$243,462	—	$ 40,443	$ 267,359	$ 38,946	$136,444	$ 22,405(6)	$ 749,059
Joseph S. Durko . . . . Vice President and Controller	2007	$194,327	$15,000(7)	$ 2,332	$ 101,516	$ 30,512	—	$143,996(8)	$ 487,683
Walter Siegel . . . . Vice President, General Counsel and Secretary	2007	$280,000	—	$ 31,339(9)	$ 332,245	$ 42,386	$ 26,872	$ 28,712(10)	$ 741,554
Mitchell Statham. . . . . Vice President, Worldwide Sales	2007	$227,981	—	$ 29,024	$ 388,997	$ 46,755	$ 23,748	$ 22,151(11)	$ 738,656
Johnson Tan. . . . . Vice President, & General Manager of Connected Home Media	2007	$212,788	—	$ 27,945	$ 449,835	$ 47,346	—	$ 25,730(12)	$ 763,644

(1) Amounts shown do not reflect compensation actually received by the Named Executive Officer for fiscal year 2007. Instead the amounts shown are the compensation costs recognized by the Company for stock, options and SARs in fiscal year 2007 for financial statement reporting purposes as determined pursuant to the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004 ("FAS 123R")). The assumptions used in the calculation of values for option awards and SARs are set forth under the section entitled "Benefit and Incentive Plans" on page 66 of SMSC's Annual Report on Form 10-K for fiscal year 2007 filed with the SEC on April 30, 2007.

(2) Represents the cash portion of the Company's MIP.

(3) Represents $10,868 in supplemental life insurance, $16,800 in automobile allowances, and $9,023 in Company matching contributions under the SMSC Incentive Savings and Retirement Plan.

(4) Includes the stock based compensation expense for a $200,000 signing bonus that was paid in restricted stock upon the commencement of employment, of which 50% vested on September 16, 2006 and 50% vests on September 16, 2007.

(5) Represents $9,750 for a leased automobile.

(6) Represents $4,940 in supplemental life insurance, $8,400 in automobile allowances, and $9,065 in Company matching contributions under the SMSC Incentive Savings and Retirement Plan.

(7) Represents a signing bonus paid upon commencement of Mr. Durko's employment with the Company.

(8) Represents $5,623 in Company matching contributions under the SMSC Incentive Savings and Retirement Plan and $138,373 paid to Mr. Durko to compensate him for relocation expenses in moving from Michigan to Long Island, New York.

(9) Includes the stock based compensation expense for $50,000 in restricted stock paid as part of a signing bonus upon the commencement of employment, of which 50% vested on October 24, 2006 and 50% vests on October 24, 2007.

(10) Represents $10,220 in supplemental life insurance, $8,400 in automobile allowances, and $10,092 in Company matching contributions under the SMSC Incentive Savings and Retirement Plan.

(11) Represents $4,797 in supplemental life insurance, $8,400 in automobile allowances, and $8,954 in Company matching contributions under the SMSC Incentive Savings and Retirement Plan.

(12) Represents $8,511 in Company matching contributions under the SMSC Incentive Savings and Retirement Plan. In addition, prior to the passage of Sarbanes Oxley, Mr. Tan received a loan from the Company for relocation expenses in moving from Boston, MA to Long Island, New York. This loan is "grandfathered" under Sarbanes Oxley and exempt from its provisions. The amount of loan forgiveness for fiscal year 2007 was $17,219.

Employment Agreements

Steven J. Bilodeau.

Mr. Steven J. Bilodeau and SMSC have entered into an employment agreement providing for his employment as President and Chief Executive Officer of SMSC until November 18, 2008. Mr. Bilodeau's current annual base salary is $570,000. His current total bonus opportunity pursuant to the Company's MIP is approximately One Hundred and Fifty Nine percent (159%) of base salary. Mr. Bilodeau's employment agreement also provides for:

- automatic extensions for one-year periods after the initial term, unless either party elects not to extend the term by providing at least 90 days prior notice to the other.

- in the event of termination without cause (including a reduction of compensation or duties, required relocation outside of Long Island, or contract non-renewal), payment of: a) one year's base salary, b) all deferred compensation (but not including stock grants, SARs or stock options), c) one year's bonus, and d) life and group health insurance for 18 months. In addition, all unvested SARs, stock options and restricted stock shall immediately vest and all SARs and stock options shall remain exercisable for a period of 24 months after termination.

- in the event of termination for death or disability, or in the event of a change of control, or in the event of the shareholders failing to re-elect Mr. Bilodeau to the Board or his removal as a Director once elected, payment of: a) one year's base salary, b) all deferred compensation (but not including stock grants, SARs or stock options), c) one year's bonus, and d) life and group health insurance for 18 months. In addition, the Company shall pay Mr. Bilodeau in cash the value of all vested and unvested SARS, stock options and restricted stock. All stock grants, SARs and stock options shall be deemed cancelled in such an event.

- gross up protection for tax liabilities under sections 280G and 409A of the Code; although the agreement has been structured to attempt to insure that there is no tax liability under section 409A of the Code.

- subject to the Board's decision to reduce or eliminate such awards, an award of Fifty Thousand (50,000) stock options or SARS on a quarterly basis on the same schedule as SARS are awarded to Directors; to date Mr. Bilodeau has not received any stock options or SARS pursuant to this provision of his agreement.

- such benefits as are provided generally to SMSC's senior executive officers; and customary provisions regarding assignment of inventions, trade secrets, works of authorship, nondisclosure, non-solicitation and non-competition by the executive.

David Smith.

Mr. David Smith and SMSC have entered into an employment agreement providing for his employment as Senior Vice President and Chief Financial Officer of SMSC until September 15, 2008. Mr. Smith's current annual base salary is $325,000. His current total bonus opportunity pursuant to the Company's MIP is approximately One Hundred and Two percent (102%) of base salary. Mr. Smith's employment agreement also provides for:

- automatic extensions for one-year periods after the initial term, unless either party elects not to extend the term by providing at least 90 days prior notice to the other.
- in the event of termination without cause (including a reduction of compensation or duties, or required relocation outside of Long Island), or termination due to death or disability, payment of: a) one year's base salary, b) the value of all vested and unvested restricted stock grants and SARs (which shall be deemed cancelled in such an event), c) accrued unpaid bonus, and d) life and group health insurance for 18 months. In addition, all unvested stock options that would have vested within 24 months of termination shall immediately vest and remain exercisable for a period of 24 months after termination.
- in the event of a change of control, all of Mr. Smith's stock options, SARs and restricted stock shall immediately vest, and the Board of Directors shall fully vest his SERP. In addition, if Mr. Smith is terminated without cause, or terminates his own employment, within six months following a change of control, the Company shall pay Mr. Smith: a) one year's base salary, b) 50% of his base salary, and c) life and group health insurance for 18 months. In addition, all stock options and SARs shall remain exercisable for a period of 24 months after termination.
- gross up protection for tax liabilities under sections 280G and 409A of the Code; although the agreement has been structured to attempt to insure that there is no tax liability under section 409A of the Code.
- such benefits as are provided generally to SMSC's senior executive officers; and customary provisions regarding assignment of inventions, trade secrets, works of authorship, nondisclosure, non-solicitation and non-competition by the executive.

Joseph S. Durko.

Mr. Joseph S. Durko and SMSC have entered into an offer letter dated March 27, 2006 providing for his employment as Vice President, Controller and Chief Accounting Officer of SMSC. Mr. Durko's current annual base salary is $215,000. His current total bonus opportunity pursuant to the Company's MIP is $85,000. Mr. Durko's offer letter also provides for:

- in the event of termination without cause, or required relocation more than 75 miles from the Company's current headquarters in Hauppauge, Long Island, or reduction in compensation or duties following a change of control, participation in the Executive Severance Benefit under the Severance Plan, but with a benefit equal to 12 months' salary.
- reimbursement of reasonable relocation expenses in relocating from West Bloomfield, Michigan to Long Island. The Company also agreed to tax protect reportable, non-deductible income resulting from relocation payments made to Mr. Durko. In the event Mr. Durko voluntarily resigns from the Company within two years after the first date of his employment, he will be obligated to pay immediately to the Company certain prorated portions of the taxable relocation payments he received from the Company.
- Mr. Durko also is entitled to receive those other benefits available to Executives under the Severance Plan.

Walter Siegel.

Mr. Walter Siegel and SMSC have entered into an employment letter dated March 19, 2007 providing for his employment as Vice President and General Counsel of SMSC. Mr. Siegel's current annual base salary is $280,000. His current total bonus opportunity pursuant to the Company's MIP is $100,000. Mr. Siegel's employment agreement also provides for:

- In the event of termination without cause, or if his compensation or duties are reduced following a change of control, or required relocation more than 75 miles from the Company's current headquarters in Hauppauge, Long Island, payment of: a) one year's base salary, and b) the value, as if fully vested, of all restricted stock grants, stock options and SARs. All stock grants, SARs and stock options shall be deemed cancelled in such an event.
- Gross up protection for tax liabilities under sections 280G and 409A of the Code; although the agreement has been structured to attempt to insure that there is no tax liability under section 409A of the Code.
- Mr. Siegel is also is entitled to receive those other benefits available to Executives under the Severance Plan, but does not receive any salary severance benefit under the Severance Plan.

The following table sets forth the awards granted pursuant to company plans for Fiscal 2007.

GRANTS OF PLAN-BASED AWARDS — FISCAL YEAR 2007

				Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards:	All Other Option Awards	Exercise or Base Price of Option Awards	Aggregate Grant Date Fair Value
Name (a)	Plan Name	Grant Date(b)	Approval Date	Threshold ($)(c)	Target ($)(d)	Maximum ($)(e)	(#)(i)(2)	(#)(j)(3)	($/Sh)(k)	($/Sh)(l)(4)
Steven J. Bilodeau	01RS(5)	4/21/06	4/21/06	—	—	—	8,623	—	—	$ 191,689
	01RS	7/14/06	7/10/2006	0	$ 27,953	$ 38,352	3,368	—	—	$ 83,863
	01RS	10/10/06	10/3/2006	0	$ 31,404	$ 39,772	3,162	—	—	$ 94,228
	01RS	1/3/07	1/2/2007	0	$ 33,250	$ 45,619	3,428	—	—	$ 99,755
				0	$ 33,250	$ 45,619	—	—	—	—
				0	$246,883	$246,883	—	—	—	—
			TOTAL	0	$372,740	$416,245	—	—	—	—
	06 Sar(6)	10/13/06	9/1/2006	—	—	—	—	300,000	$31.30	$4,890,000
David Smith	01RS	4/21/06	4/21/06	0	—	—	2,094	—	—	$ 46,550
	01RS	7/14/06	7/10/2006	0	$ 12,188	$ 15,113	1,469	—	—	$ 36,578
	01RS	10/10/06	10/3/2006	0	$ 12,188	$ 15,113	1,227	—	—	$ 36,565
	01RS	1/3/07	1/2/2007	0	$ 12,188	$ 15,113	1,257	—	—	$ 36,579
				0	$ 12,188	$ 15,113	—	—	—	—
				0	$ 97,500	$ 97,500	—	—	—	—
			TOTAL	0	$146,252	$157,952	—	—	—	—
	06 Sar	10/13/06	9/1/2006	—	—	—	—	15,000	$31.30	$ 244,500
Peter S. Byrnes	01RS	4/21/06	4/21/06	0	—	—	642	—	—	$ 14,272
	01RS	7/14/06	7/10/2006	0	$ 5,208	$ 6,604	314	—	—	$ 7,819
	01RS	10/10/06	10/3/2006	0	$ 5,208	$ 6,604	344	—	—	$ 10,251
	01RS	1/3/07	1/2/2007	0	$ 5,208	$ 6,604	269	—	—	$ 7,828
				0	$ 5,208	$ 6,604	—	—	—	—
				0	$ 41,667	$ 41,667	—	—	—	—
			TOTAL	0	$ 62,499	$ 68,083	—	—	—	—
	06 Sar	10/13/06	9/1/2006	—	—	—	—	50,000	$31.30	$ 815,000
Joseph S. Durko	01RS	7/14/06	7/10/2006	0	$ 2,541	$ 3,222	—	—	—	—
	01RS	10/10/06	10/3/2006	0	$ 3,542	$ 4,491	—	—	—	—
	01RS	1/3/07	1/2/2007	0	$ 3,542	$ 4,491	—	—	—	—
				0	$ 3,542	$ 4,491	—	—	—	—
				0	$ 26,315	$ 26,315	—	—	—	—
			TOTAL	0	$ 39,482	$ 43,010	—	—	—	—
	05IP(7)	3/27/06	3/27/2006	—	—	—	—	40,000	$26.55	$ 552,960
	06 Sar	10/13/06	9/1/2006	—	—	—	—	9,000	$31.30	$ 146,700

Name (a)	Plan Name	Grant Date(b)	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1) Threshold ($)(c)	Target ($)(d)	Maximum ($)(e)	All Other Stock Awards: (#)(i)(2)	All Other Option Awards (#)(j)(3)	Exercise or Base Price of Option Awards ($/Sh)(k)	Aggregate Grant Date Fair Value ($/Sh)(l)(4)
Walter Siegel	01RS	4/21/06	4/21/06	0	—	—	474	—	—	$ 10,537
	01RS	7/14/06	7/10/2006	0	$ 4,167	$ 5,283	503	—	—	$ 12,525
	01RS	10/10/06	10/3/2006	0	$ 4,167	$ 5,283	420	—	—	$ 12,516
	01RS	1/3/07	1/2/2007	0	$ 4,167	$ 5,283	430	—	—	$ 12,513
				0	$ 4,167	$ 5,283	—	—	—	—
				0	$ 33,333	$ 33,333	—	—	—	—
			TOTAL	0	$ 50,001	$ 54,465	—	—	—	—
	06 Sar	10/13/06	9/1/2006	—	—	—	—	5,000	$31.30	$ 81,500
Mitchell Statham	01RS	4/21/06	4/21/06	0	—	—	563	—	—	$ 12,515
	01RS	7/14/06	7/10/2006	0	$ 5,208	$ 6,604	628	—	—	$ 15,637
	01RS	10/10/06	10/3/2006	0	$ 5,208	$ 6,604	525	—	—	$ 15,645
	01RS	1/3/07	1/2/2007	0	$ 5,208	$ 6,604	537	—	—	$ 15,627
				0	$ 5,208	$ 6,604	—	—	—	—
				0	$ 41,667	$ 41,667	—	—	—	—
			TOTAL	0	$ 62,499	$ 68,083	—	—	—	—
	06 Sar	10/13/06	9/1/2006	—	—	—	—	20,000	$31.30	$ 326,000
Johnson Tan	01RS	4/21/06	4/21/06	0	—	—	446	—	—	$ 9,915
	01RS	7/14/06	7/10/2006	0	$ 4,583	$ 5,812	547	—	—	$ 13,620
	01RS	10/10/06	10/3/2006	0	$ 4,583	$ 5,812	457	—	—	$ 13,619
	01RS	1/3/07	1/2/2007	0	$ 4,583	$ 5,812	394	—	—	$ 11,465
				0	$ 4,583	$ 5,812	—	—	—	—
				0	$ 36,667	$ 36,667	—	—	—	—
			TOTAL	0	$ 54,999	$ 59,915	—	—	—	—
	06 Sar	10/13/06	9/1/2006	—	—	—	—	70,000	$31.30	$1,141,000

(1) The amounts set forth under these columns represent cash awards made pursuant to the Company's MIP. The amounts listed under the first four rows for each named executive officer represent the quarterly amounts that can be earned based on objectives for each quarter in fiscal year 2007. No quarterly cash payments are made pursuant to the MIP. The amounts listed in the fifth row for each named executive officer represents the yearly amounts that can be earned based on full fiscal year 2007 objectives. Cash awards based on achievement of the quarterly and yearly objectives are paid out pursuant to the MIP only after the fiscal year is completed. The "TOTAL" row is the total of the quarterly and yearly amounts.

(2) The amounts set forth under this column represent restricted stock awards pursuant to the Company's MIP. Restricted stock is awarded on a quarterly basis pursuant to the MIP based on achievement of objectives. A cash value of the award is calculated pursuant to the MIP and then converted into the appropriate number of shares of restricted stock based on the closing price of the Company's stock on the grant date. The Company has listed only the restricted stock granted in fiscal year 2007. The first grant listed for each officer represents the restricted stock granted pursuant to the Company's MIP for the fourth quarter of fiscal year 2006, as this grant is actually made in fiscal year 2007 after fiscal year 2006 has ended. This amount was previously reflected in the Company's summary compensation table in its 2006 Proxy Statement. The next three grants are the restricted stock grants pursuant to the fiscal year 2007 MIP for the first, second and third quarters of fiscal year 2007. The restricted stock grant under the MIP for the fourth quarter of fiscal year 2007 is not made until fiscal year 2008, and therefore does not appear in this table. The number of restricted shares granted in fiscal year 2008 for the fourth quarter of fiscal year 2007 were as follows: Mr. Bilodeau, 3,068; Mr. Smith, 1,125; Mr. Byrnes, 241; Mr. Durko, 327; Mr. Siegel, 385; Mr. Statham, 481; Mr. Tan, 429.

(3) All awards set forth in this column were SARs, except that Mr. Durko received 40,000 stock options. SARs may be cash settled only.

(4) The aggregate grant date fair value was determined pursuant to FAS 123R. The assumptions used in the calculation of values for option awards and SARs are set forth under the section entitled "Benefit and Incentive Plans" on page 66 of SMSC's Annual Report on Form 10-K for the fiscal year 2007 filed with the SEC on April 30, 2007. The exercise price for all options, SARs or restricted stock granted is 100% of the fair market value of the shares on the date of grant. The option or SAR exercise price has not been deducted from the amounts indicated above. These amounts do not represent actual cash payments received by the executive. The

actual cash payments received by the executive will be the amounts received when they sell restricted stock or exercise SARs or stock options, which will depend on the market value of the Company's stock at the time restricted stock is sold or SARs or stock options are exercised.

(5) 01RS is an abbreviation for the Standard Microsystems 2001 Stock Option and Restricted Stock Plan.

(6) 06 Sar is an abbreviation for the Standard Microsystems Corporation 2006 Employee Stock Appreciation Rights Plan.

(7) 05IP is an abbreviation for the Standard Microsystems Corporation 2005 Inducement Stock Option and Restricted Stock Plan.

OUTSTANDING EQUITY AWARDS AT 2007 FISCAL YEAR-END

	Option Awards						Stock Awards			
Name (a)	Grant Year(1)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock Held That Have Not Vested (#) (g) (17)	Market Value of Shares or Units of Stock Held That Have Not Vested ($) (h)	Equity Incentive Plans: Number of Unearned Shares, Units or Other Rights Held That Have Not Yet Vested (#) (i)	Equity Incentive Plans: Market or Payout Value of Unearned Shares, Units or Other Rights Held That Have Not Yet Vested ($) (j)
Steven J. Bilodeau . . .	2004	—	31,250(2)	—	$19.92	9/4/2013	—	—	—	—
	2005	—	150,000(3)	—	$17.10	9/29/2014	3,646	$104,166	—	—
	2006	—	—	—	—	—	9,454	$270,101	—	—
	2007	—	300,000(4)	—	$31.30	10/13/2016	18,581	$530,859	—	—
David Smith	2006	40,000	160,000(5)	—	$25.38	9/16/2015	4,453	$127,222	—	—
	2007	—	15,000(4)	—	$31.30	10/13/2016	6,047	$172,763	—	—
Peter S. Byrnes . . .	2004	—	8,000(6)	—	$12.69	4/9/2013	—	—	—	—
	2004	—	3,750(2)	—	$19.92	9/4/2013	—	—	—	—
	2005	—	25,000(3)	—	$17.10	9/29/2014	482	$ 13,771	—	—
	2006	—	—	—	—	—	1,946	$ 55,597	—	—
	2007	—	50,000(4)	—	$31.30	10/13/2016	1,569	$ 44,826	—	—
Joseph S. Durko . . .	2007	—	40,000(7)	—	$26.55	3/27/2016	1,030	$ 29,427	—	—
	2007	—	9,000(4)	—	$31.30	10/13/2016	—	—	—	—
Walter Siegel	2006	20,000	80,000(8)	—	$30.91	10/24/2015	920	$ 26,284	—	—
	2007	—	5,000(4)	—	$31.30	10/13/2016	1,827	$ 52,197	—	—
Mitchell Statham . .	2003	36,000	9,000(9)	—	$21.99	6/24/2012	—	—	—	—
	2003	8,000	4,000(10)	—	$16.60	1/27/2013	—	—	—	—
	2004	6,000	4,000(11)	—	$19.92	9/4/2013	—	—	—	—
	2005	25,000	25,000(12)	—	$17.10	9/29/2014	373	$ 10,657	—	—
	2006	—	—	—	—	—	1,557	$ 44,483	—	—
	2007	—	20,000(13)	—	$31.30	10/13/2016	2,253	$ 64,368	—	—
Johnson Tan	2003	10,000	5,000(14)	—	$23.00	3/28/2012	—	—	—	—
	2003	6,000	3,000(10)	—	$16.60	1/27/2013	—	—	—	—
	2005	28,000	42,000(15)	—	$17.10	9/29/2014	604	$ 17,256	—	—
	2006	—	—	—	—	—	1,249	$ 35,684	—	—
	2007	—	70,000(16)	—	$31.30	10/13/2016	1,844	$ 52,683	—	—

(1) All grant years represent the fiscal year in which the grant was made.

(2) Grant of stock options that vest on 9/4/2007.

(3) Grant of SARs of which one half vests on 9/29/2007, and the remainder vest on 9/29/2008.

(4) Grant of SARs which vest in four equal yearly increments beginning on October 13, 2007.

(5) Grant of 150,000 stock options and 50,000 SARs which vest in five equal yearly increments beginning on 9/16/2006.

(6) Grant of stock options of which one half vested on 4/9/2007 and one half vests on 4/9/2008.

(7) Grant of stock options which vest in five equal yearly increments beginning on 3/27/2007.

(8) Grant of stock options which vest in five equal yearly increments beginning on 10/24/2006.

(9) Grant of stock options that fully vest on 6/24/2007.

(10) Grant of stock options that fully vest on 1/27/2008.

(11) Grant of stock options that vest in two equal yearly increments beginning on 9/4/2007.

(12) Grant of SARs which vest in two equal yearly increments beginning on 9/29/2007.

(13) Grant of SARs that vest in five equal yearly increments beginning on 10/13/2007.

(14) Grant of stock options that fully vested on 3/28/2007.

(15) Grant of SARs that vest in three equal yearly increments beginning on 9/29/2007.

(16) Grant of SARs that vest in five equal yearly increments beginning on 10/13/2007.

(17) All restricted stock granted vests in three years from the date of grant with 25% of the grant vesting on the first and second yearly anniversaries of the grant date, and 50% of the grant vesting on the third yearly anniversary of the grant date, except that Messrs. Smith and Siegel received respectively signing bonuses of $200,000 and $50,000 worth of restricted stock (7,881 and 1,618 shares) on 9/16/2005 and 10/24/2005 that vests in 2 equal increments on the first and second yearly anniversaries of the grant date.

The following table sets forth information concerning each exercise of stock options, SARs and similar instruments, and each vesting of stock, including restricted stock, restricted stock units and similar instruments, during Fiscal 2007 for each named executive officer on an aggregated basis.

OPTION EXERCISES AND STOCK VESTED — FISCAL YEAR 2007

Name (a)	Number of Shares Acquired on Exercise (#) (b)(1)	Value Realized Upon Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)(2)	Value Realized Upon Vesting (#) (e)
Steven J. Bilodeau	235,350	$3,409,792	10,887	$269,674
David Smith	—	—	4,112	$122,384
Peter S. Byrnes	26,750	$ 347,959	2,094	$ 52,259
Joseph S. Durko	—	—	—	—
Walter Siegel	—	—	846	$ 24,697
Mitchell Statham	—	—	915	$ 22,274
Johnson Tan	—	—	1,052	$ 25,965

(1) No shares are acquired upon exercise of SARs, although SARs are included in this table.

(2) Represents shares acquired pursuant to the Company's MIP, except Mr. Siegel's and Mr. Smith's totals also includes some shares that vested pursuant to signing bonuses granted to them upon the commencement of their respective employment with the Company.

PENSION BENEFITS — FISCAL YEAR 2007

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d)	Payments During Last Fiscal Year ($) (e)
Steven J. Bilodeau	SERP	8	$404,633	—
David Smith	SERP	1	$ 54,286	—
Peter S. Byrnes	SERP	10	$204,948	—
Walter Siegel	SERP	1	$ 38,738	—
Mitchell Statham	SERP	2	$ 62,520	—
Johnson Tan	SERP	0	—	—

Mr. Durko is not a participant in the Company's SERP. For a description of the Company's SERP see the Compensation Discussion and Analysis contained in this proxy statement

CHANGE OF CONTROL AND SEVERANCE PAYMENTS

The following table provides information concerning the estimated payments and benefits that would be provided in the event of termination upon a change of control, termination without cause, and termination for death or disability for each of the named executive officers. A narrative description of the estimated payments and benefits to Messrs. Bilodeau, Smith, Siegel and Durko is contained in the summary of their employment or letter agreements in the Employment Agreement section of this proxy statement. Messrs. Statham, Tan and Byrnes are entitled to receive those benefits applicable to Executives under the Company's Severance Plan. The Severance Plan provides that Executives, as defined by the Severance Plan, are entitled to receive three months of salary and three months of COBRA benefits for termination without cause; if termination without cause follows a change of control of the Company as defined in the Severance Plan the salary benefit is increased to six months of salary. Mr. Siegel and Mr. Durko are also entitled to receive under the Severance Plan the same COBRA benefit as Messrs. Statham, Tan and Byrnes.

Payments and benefits are estimated assuming that the triggering event took place on the last business day of fiscal 2007 (February 28, 2007), and the price per share of the Company's Common Stock is the closing price on the NASDAQ Global Market as of that date ($28.57). There can be no assurance that a triggering event would produce the same or similar results as those estimated below if such event occurs on any other date or at any other price, or if any of the assumptions used to estimate potential payments and benefits is not correct. Actual payments or benefits could be materially different than those set forth below. Mr. Statham and Mr. Tan ceased being executive officers in fiscal year 2007, although they are still employed by the Company. The Company estimates as of February 28, 2007 that no 280G or 409A gross ups would have been due Messrs. Bilodeau, Smith or Siegel assuming a triggering event took place on that day. If payments are subject to a six month delay upon a separation of service under 409A Messrs. Siegel, Smith and Bilodeau would be entitled to interest on the delayed payments.

The Company's form of stock option grant agreement for the 2005 Inducement Stock Option and Restricted Stock Plan contains non-solicit and confidentiality clauses that entitle the Company in the event of a breach of the foregoing clauses to seek to reclaim any profits made by an individual from the sale of stock options during the one year period prior to such breach. Messrs. Siegel, Durko and Smith have received stock options subject to this form of agreement. Messrs. Siegel and Durko have also executed the Company's standard form employee agreement, which also contains confidentiality and non-solicit clauses; Messrs. Byrnes, Tan and Statham executed an earlier version of this standard form employee agreement that contains a confidentiality clause, but not a non-solicit clause. The employment agreements of Messrs. Bilodeau and Smith also contain confidentiality and non-solicit clauses.

Name	Type of Benefit	Potential Payment ($) in Connection With a Change of Control(1)(2)	Potential Payment ($) for Termination Without Cause(3)	Potential Payment ($) for Termination Upon Death or Disability
Steven J. Bilodeau . .	Base Salary	570,000	570,000	570,000
	Bonus	904,590	904,590	904,590
	Accelerated Vesting or Payment of Unvested SARs, Stock Options or Restricted Stock	2,773,602(4)	2,773,602(4)	2,773,602(4)
	Pension Vesting or Payment (Represents the Undiscounted Full Value of all Payments Under the Company's SERP)	1,995,000(5)	1,731,000(5)	1,731,000(5)
	Continuation of Health and Welfare Benefits	23,544	23,544	23,544

(1) This table has been prepared on the basis that Mr. Bilodeau's revised employment agreement dated March 19, 2007 was in effect on February 28, 2007, and that the amended SERP (which was also amended in March 2007) was in effect on February 28, 2007.

(2) Mr. Bilodeau is entitled to these payments and benefits even if there is no termination. Mr. Bilodeau is also entitled to these benefits if the shareholders do not re-elect him as a Director, or if he is removed as a Director once elected.

(3) Mr. Bilodeau is also entitled to these benefits if his contract is not renewed or his compensation or duties are reduced or if he is required to relocate his employment outside of Long Island.

(4) This amount consists of $1,990,813 relating to SARs and stock options, and $82,789 relating to restricted stock awards.

(5) By virtue of Mr. Bilodeau's 8 years of service to the Company, Mr. Bilodeau as of February 28, 2007 was already 80% vested in his SERP; the amount set forth in these columns has not been reduced by the value of the already vested SERP benefits for Mr. Bilodeau. In other words, Mr. Bilodeau is currently entitled to receive approximately 80% of the amount listed in these columns even if he is not terminated, disabled or dies, or if the Company does not undergo a change of control.

Name	Type of Benefit	Potential Payment ($) in Connection With Termination Following Change of Control(1)(2)	Potential Payment ($) for Termination Without Cause (3)	Potential Payment ($) for Termination Upon Death or Disability
David Smith	Base Salary	325,000	325,000	325,000
	Bonus	162,500	331,500	331,500
	Accelerated Vesting or Payment of Unvested SARs, Stock Options or Restricted Stock	795,414(4)	604,014(5)	604,014(5)
	Pension Vesting or Payment (Represents the Undiscounted Full Value of all Payments Under the Company's SERP)	1,137,500	Not applicable	Not applicable
	Continuation of Health and Welfare Benefits	23,544	23,544	23,544

(1) This table has been prepared on the basis that Mr. Smith's Amended and Restated Employment Agreement dated March 19, 2007 was in effect on February 28, 2007, and that the amended SERP, (which was also amended in March 2007,) was in effect on February 28, 2007.

(2) Mr. Smith is also entitled to this payment or benefit if he terminates his employment within six months of a change of control.

(3) Mr. Smith is also entitled to this payment or benefit if his compensation or duties are reduced or if he is required to relocate his employment outside of Long Island.

(4) This amount consists of $510,400 related to SARs and stock options, and $285,014 relating to restricted stock awards.

(5) This amount consists of $319,000 related to SARs and stock options, and $285,014 relating to restricted stock awards.

Name	Type of Benefit	Potential Payment ($) in Connection With Termination Following Change of Control(1)(2)	Potential Payment ($) for Termination Without Cause(3)	Potential Payment ($) for Termination Upon Death or Disability
Walter Siegel	Base Salary	280,000	280,000	280,000
	Bonus	Not applicable	Not applicable	Not applicable
	Accelerated Vesting or Payment of Unvested SARs, Stock Options or Restricted Stock	75,082(4)	75,082(4)	75,082(4)
	Pension Vesting or Payment	Not applicable	Not applicable	Not applicable
	Continuation of Health and Welfare Benefits	3,845	3,845	Not applicable

(1) This table has been prepared on the basis that Mr. Siegel's March 19, 2007 employment letter was in effect on February 28, 2007.

(2) Mr. Siegel is also entitled to this benefit if his compensation or duties are reduced following a change of control even if his employment is not terminated.

(3) Mr. Siegel is also entitled to this benefit if he is required to relocate more than 75 miles from the Company's current headquarters in Hauppauge, Long Island.

(4) This amount relates solely to restricted stock awards.

Each of Messrs. Durko, Byrnes, Statham and Tan receive the standard severance and continuation of health and welfare benefits applicable to executives under the Severance Plan in the event of termination without cause, a required relocation more than 75 miles from the Company's current headquarters in Hauppauge, Long Island, or a change of control, except that Mr. Durko is entitled to receive a severance benefit equal to one year's salary. The amounts for each executive are set forth below:

Name	Type of Benefit	Potential Payment ($) in Connection With Termination Following Change of Control	Potential Payment ($) for Termination Without Cause
Peter S. Byrnes	Base Salary	130,000	65,000
	Continuation of Health and Welfare Benefits (COBRA)	3,781	3,781
Joseph S. Durko.	Base Salary	215,000	215,000
	Continuation of Health and Welfare Benefits (COBRA)	3,924	3,924
Mitchell Statham(1)	Base Salary	117,500	58,750
	Continuation of Health and Welfare Benefits	3,924	3,924
Johnson Tan(1).	Base Salary	110,000	55,000
	Continuation of Health and Welfare Benefits	3,356	3,356

(1) Messrs. Statham and Tan ceased being executive officers on April 5, 2006 and September 6, 2006 respectively.

The following table sets forth the compensation paid to or earned during fiscal year 2007 by our non-management Directors

DIRECTOR COMPENSATION — FISCAL YEAR 2007(1)

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Timothy P. Craig....	$33,500	—	$106,598	—	$33,500	—	$173,598
Peter F. Dicks......	$25,500	—	$127,226	—	$25,500	—	$178,226
Robert M. Brill(3)...	$ 6,625	—	$ 71,050	—	$ 6,625	—	$ 84,300
James A. Donahue ..	—	—	$106,598	—	$61,000	—	$167,598
Ivan T. Frisch......	$32,250	—	$127,226	—	$32,250	—	$191,726
Andrew M. Caggia ..	$ 8,750	$9,331(4)	$216,397(5)	—	$ 8,750	—	$243,228

(1) As of February 28, 2007 the Directors of SMSC owned respectively the following number of shares of common stock of the Company (including phantom stock units pursuant to the Deferred Compensation Plan for Directors), stock options and SARs: Timothy P. Craig: 5,360 shares consisting solely of phantom stock units, 40,907 options, and 10,500 SARs; Peter F. Dicks: 38,788 shares including 9,822 phantom stock units, 99,082 options, and 21,000 SARs; Robert M. Brill: 0 shares, 35,500 options, and 10,500 SARs; James A. Donahue: 6,718 shares consisting solely of phantom stock units, 40,097 options, and 10,500 SARs; Ivan T. Frisch: 18,685 shares including 10,117 phantom stock units, 52,333 options and 21,000 SARs; Andrew M. Caggia: 11,465 shares including 265 phantom stock units, 0 options, and 35,500 SARs. Mr. Caggia's totals include amounts awarded to him while he was an employee of the Company. The grant date and fair values for SARs granted to directors in fiscal year 2007 are set forth in the following table. No other equity based awards were granted to the directors in fiscal year 2007 except for phantom stock pursuant to the Deferred Compensation Plan for Directors.

Director	Grant Date	SARs Granted In FY 2007	Grant date Fair Value($)	Aggregate Grant Date Fair Value($)
Robert M. Brill	4/17/2006	3,500	14.60	51,100
Andrew M. Caggia..........................	10/16/2006	3,500	13.47	47,145
Andrew M. Caggia..........................	1/16/2007	3,500	14.43	50,505
Timothy P. Craig	7/17/2006	3,500	15.13	52,955
Timothy P. Craig	10/16/2006	3,500	13.47	47,145
Timothy P. Craig	1/16/2007	3,500	14.43	50,505
James A. Donahue..........................	7/17/2006	3,500	15.13	52,955
James A. Donahue..........................	10/16/2006	3,500	13.47	47,145
James A. Donahue..........................	1/16/2007	3,500	14.43	50,505
Peter F. Dicks	4/17/2006	3,500	14.60	51,100
Peter F. Dicks	7/17/2006	3,500	15.13	52,955
Peter F. Dicks	10/16/2006	3,500	13.47	47,145
Peter F. Dicks	1/16/2007	3,500	14.43	50,505
Ivan T. Frisch	4/17/2006	3,500	14.60	51,100
Ivan T. Frisch	7/17/2006	3,500	15.13	52,955
Ivan T. Frisch	10/16/2006	3,500	13.47	47,145
Ivan T. Frisch	1/16/2007	3,500	14.43	50,505

(2) Amounts shown do not reflect compensation actually received by the Director for fiscal year 2007. Instead the amounts shown are the compensation costs recognized by the Company for stock, options and SARs in fiscal year 2007 for financial statement reporting purposes as determined pursuant to FAS 123R. The assumptions used in the calculation of values for option awards and SARs are set forth under the section entitled "Benefit and Incentive Plans" on page 66 of SMSC's Annual Report on Form 10-K for fiscal year 2007 filed with the SEC on April 30, 2007.

(3) Mr. Brill ceased being a Director of the Company on July 11, 2006.

(4) Represents awards received by Mr. Caggia while he was still an employee pursuant to the Company's MIP.

(5) Includes the FAS 123R expense for restricted stock, stock options and SARs Mr. Caggia received while still an employee of the Company.

Compensation of Directors. Directors who are not officers of SMSC receive an annual basic retainer of $35,000, committee chairpersons receive an additional annual retainer of $18,000 per committee and committee members receive an additional annual retainer of $8,000 per committee.

SMSC's Plan for Deferred Compensation in Common Stock for Outside Directors provides for deferred payment in shares of SMSC common stock, at the election of the Director, of 100% or 50% of such Director's annual retainer and each chairperson or committee retainer to which the Director is entitled. The deferred amount is credited in the form of phantom share units, ultimately payable in cash or stock, at the election of the Director, when the Director ceases to be a Director for any reason, or in cash only, upon the occurrence of a change in control of SMSC. In July 2002, the plan was amended to provide that, for any Director who joins the Board after such amendment date, distribution from the plan under any circumstance will only be made in shares of SMSC common stock. All of the above current outside Directors may receive their distributions in stock only.

Under SMSC's 2001 and 2003 Director Stock Option Plans, options to purchase an aggregate of 350,000 shares of SMSC common stock were authorized for grant to Directors who are not employees of SMSC or any subsidiary of SMSC. Pursuant to the plans, each eligible Director, upon initial election, is automatically granted a vesting option to purchase 42,000 shares. Such options become exercisable with respect to one-third of the number of shares granted on each of the first three anniversaries of the date of grant. Each eligible Director incumbent for at least three years is automatically granted, on a quarterly basis, an immediately exercisable option to purchase 3,500 shares. The per share exercise price of each option equals the fair market value of a share of the common stock on the date of grant. In general, options are not transferable. Options expire the earlier of ten years after the grant date, or three years after the holder ceases to be a Director. The 1994 Director Stock Option Plan has been terminated, except with respect to outstanding options.

On October 7, 2005 the Board adopted SMSC's 2005 Director Stock Appreciation Rights Plan (the "2005 SAR Plan"), to replace the 2003 Director Stock Option Plan that no longer had sufficient shares available for the grants that are part of the Board's normal compensation. The 2005 SAR Plan has an initial quantity of 49,000 SAR units, and was established to function in a manner substantially similar to the 2003 Director Stock Option Plan. The 2005 SAR Plan provides that current service grants will be made quarterly in SARs, in lieu of options as provided in the 2003 Director Stock Option Plan; and that each service grant of SARs shall be paid on a fixed date at the end of the fifth fiscal year following the date of grant, and not be exercisable at the option of the Director.

On July 11, 2006 the Board of the Company approved the Standard Microsystems Corporation 2006 Directors Stock Appreciation Rights Plan (the "2006 Directors Plan"). The 2006 Directors Plan provides for 200,000 SARs to be made available for issuance to the Directors of the Company. The SARs are intended to function substantially similar to stock options, but shall be cash-settled exclusively. The 2006 Directors Plan provides for 42,000 SARs to be granted to non-employee Directors at fair market value upon initial election to the Board ("Initial SARs"). The Initial SARS vest in equal one third (1/3) annual increments over three years. The Directors Plan also provides for each serving Director after their third year of service to receive 3,500 SARS at fair market value on each of July 15, October 15, January 15 and April 15 ("Current SARs"). Each grant of Current SARs vests one year after the grant date. The amount and timing of Initial and Current SAR grants under the 2006 Directors Plan are consistent with the 2005 Directors Stock Appreciation Rights

Plan. Directors will not receive duplicative SAR grants under the 2006 Directors Plan and the 2005 Directors Stock Appreciation Rights Plan. The term of the SARs grants are ten years.

Only non-employee Directors are eligible to receive awards under Director compensation plans.

Equity Compensation Plan Information

The following table sets forth aggregate information regarding our equity compensation plans in effect as of February 28, 2007. The inducement options granted did not require shareholder approval.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,770,236	$17.29	442,869
Equity compensation plans not approved by security holders — Inducement Options(1)	2,531,199	$23.27	268,124
Total	4,301,435	$20.81	710,933

(1) SMSC has cumulatively entered into stock option agreements with various new employees, and has granted 2,989,310 shares (net of cancellations) from the 2002, 2003, 2004, and 2005 Inducement Stock Option Plans that have not been approved by shareholders. Of the total amount granted, 2,531,199 shares are outstanding as of February 28, 2007. Such options are non-qualified, and are generally exercisable in annual increments of 20% or 25% over a 5-year or 4-year period, and will expire on the tenth anniversary of the respective grant dates. Exercise prices for these options range from $13.96 to $32.83. SARs are not included in this table as they can only be settled in cash.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During fiscal years 2007 and 2006, the Company purchased approximately $4.1 million and $0.7 million respectively, of test equipment, services and supplies in the ordinary course of its business from Delta Design, Inc., of which our Director, James A. Donahue, is President and Chief Executive Officer. Delta Design, Inc. is a subsidiary of Cohu, Inc. of which Mr. Donahue is also President and Chief Executive Officer. The purchases for fiscal year 2007 were re-approved pursuant to the procedures regarding related transactions set forth below.

Review, Approval or Ratification of Transactions with Related Persons

The Audit Committee or another independent body of the Board of Directors review[s] for approval or ratification all transactions required to be reported under the SEC's rules regarding transactions with related persons according to written procedures adopted by the Board in May 2007. In reviewing such a transaction, these procedures require the Audit Committee or another independent body of the Board to evaluate the transaction in light of factors including:

- the benefits of the transaction to the Company;
- the material terms of the transaction and whether they are arm's-length and in the ordinary course of the Company's business;
- the direct or indirect nature of the related person's interest in the transaction;
- the size and expected term of the transaction;
- other facts and circumstances that bear on the materiality of the related person transaction under applicable law and listing standards; and
- whether the transaction is expected to occur on an ongoing basis as part of the Company's ordinary course of business.

An independent body of the Board reconfirmed its approval of the Company's transactions with Delta Design, Inc. pursuant to these written procedures in May 2007.

REPORT OF THE COMPENSATION COMMITTEE

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that SMSC specifically incorporates it by reference into a document filed under the Securities Act or the Exchange Act.

The Compensation Committee of our Board of Directors has reviewed and discussed the "Compensation Discussion and Analysis" section with management. Based on the review and discussions, the Compensation Committee recommended that the Board of Directors include the "Compensation Discussion and Analysis" in this Proxy Statement.

COMPENSATION COMMITTEE

Timothy P. Craig, Chairman
Peter F. Dicks
Ivan T. Frisch

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected PwC to continue as the independent registered public accounting firm for SMSC for the fiscal year ending February 29, 2008. Representatives of PwC are expected to be present at the annual meeting, with the opportunity to make a statement, if they desire to do so, and are expected to be available to respond to appropriate questions from stockholders.

Fees

The fees billed or expected to be billed by PwC for professional services rendered for the fiscal years ended February 28, 2007 and February 28, 2006 are reflected in the following table (in thousands):

	2007	2006
Audit Fees	$1,403	$848
Audit-Related Fees	$ 23	$ 71
Tax Fees	$ 55	$ 70
All Other Fees	$ 2	$ 1
Total Fees	$1,483	$990

Audit Fees

The audit fees were for professional services rendered for the audit of SMSC's consolidated financial statements and internal controls with regulatory requirements under the Sarbanes-Oxley Act, review of the interim consolidated financial statements included in quarterly reports, and services that are normally provided by PwC with statutory and regulatory filings or engagements.

Audit-Related Fees

The audit-related fees were for certain attest services related to financial reporting, and the performance of various other financial accounting, reporting and assurance services related to mergers and acquisitions.

Tax Fees

The tax fees were for professional services for federal, state and international tax compliance, tax advice and tax planning.

Other Fees

All other fees were for services other than the services reported above.

The Audit Committee has concluded that the provision of the non-audit services listed above is compatible with maintaining the independence of PwC.

Pre-Approval Policies and Procedures

The policy of the Audit Committee is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. In each of fiscal years 2007 and 2006, all Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees were pre-approved by the Audit Committee.

AUDIT COMMITTEE REPORT

The following is the report of the Audit Committee with respect to the company's audited financial statements for the fiscal year ended February 28, 2007. The information contained in this report shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, except to the extent that the company specifically incorporates it by reference.

Management represented to the Audit Committee that SMSC's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States and that SMSC's internal control over financial reporting was effective as of February 28, 2007.

The Audit Committee reviewed and discussed SMSC's financial statements and system of internal controls for the fiscal year ended February 28, 2007 with management and with PricewaterhouseCoopers LLP, SMSC's independent registered public accounting firm for fiscal 2007. The Audit Committee also discussed and reviewed with PricewaterhouseCoopers LLP the matters required to be discussed by Statement on Auditing Standards No. 61, "Communications with Audit Committees", as amended. This review included a discussion of the independent registered public accounting firm's judgments as to the quality, not just the acceptability, of SMSC's accounting principles, and such other matters that generally accepted auditing standards require to be discussed with the Audit Committee. The Audit Committee also received the written disclosures and the letter from PricewaterhouseCoopers LLP required by Independence Standards Board Standard No. 1, "Independence Discussion with Audit Committees", and has discussed with PricewaterhouseCoopers LLP their independence, including the compatibility of non-audit services with PricewaterhouseCoopers LLP's independence.

Based upon the Audit Committee's review and the discussions noted above, the Audit Committee recommended to the Board, and the Board approved, the inclusion of the audited financial statements in SMSC's Annual Report on Form 10-K for the fiscal year ended February 28, 2007 for filing with the SEC.

The Audit Committee:

Messrs. James A. Donahue, Chairman, Timothy P. Craig, Ivan T. Frisch

By order of the Board of Directors,



Walter Siegel,
Vice President, General Counsel & Secretary

Dated: June 1, 2007

END